



ANNUAL REPORT 2005

ARROW® INTERNATIONAL

Medical care today relies on precisely targeted procedures. To facilitate these procedures, Arrow International develops, manufactures and markets a broad range of catheter-based therapeutic products and minimally invasive diagnostic instruments. From advanced catheters to cardiac assist devices, everything we make is carefully engineered to address the clinical needs of physicians, nurses and patients.

Mission

Develop and market innovative medical devices that uniquely meet the clinical requirements of physicians and improve patient care.
Focus on Critical Care and Cardiac Care.

Goals

Generate revenue growth of 10–12% per year.
Increase gross margins to 55% of sales.
Continue to invest 6–7% of sales into research and development.
Deliver operating income of 20–21% of sales.

Financial Highlights

Years Ended August 31, 2005, 2004 and 2003

(in thousands, except per share amounts)	2005	2004	% Change 05 vs. 04	2003	% Change 04 vs. 03
Net Sales	$454,296	$433,134	**4.9**	$380,376	13.9
Gross Profit	213,839	224,447	**(4.7)**	190,130	18.0
Operating Income	54,029	83,673	**(35.5)**	64,606	29.6
Income Before Tax	54,824	82,877	**(33.9)**	66,918	23.9
Net Income	39,513	55,942	**(29.3)**	45,670	22.3
Per Common Share					
Diluted Earnings	0.88	1.26	**(30.2)**	1.04	21.2
Dividends Paid	0.5400	0.3500	**54.3**	0.1950	79.5

Note: A detailed explanation of fiscal year '05 Net Income is discussed in the Letter to Shareholders and in the attached Form 10K.


2001 $334.0 (+2.6%)
2002 $340.8 (+2.0%)
2003 $380.4 (+11.6%)
2004 $433.1 (+13.9%)
2005 $454.3 (+4.9%)

Net Sales [in millions]


2001 $46.5 (+0.6%)
2002 $39.0 (-16.1%)
2003 $45.7 (+17.2%)
2004 $55.9 (+22.3%)
2005 $39.5

Net Income [in millions]


2001 $1.05 (+1.9%)
2002 $0.88 (-16.2%)
2003 $1.04 (+18.2%)
2004 $1.26 (+21.2%)
2005 $0.88

Diluted Earnings per Common Share

Fiscal Year 2005 Company Profile as of August 31, 2005

- Company revenue: $454.3 million
- Diluted earnings per share: $0.88
- Balance sheet: No long-term debt
- Cash flow from operations: $79.0 million
- Employees: Domestic 1,600; International 2,100
- Manufacturing facilities: Domestic 5; International 5*
- Market capitalization: $1.4 billion
- Share price (Nasdaq): $29.60
- Outstanding shares: 44.6 million

Regular Dividends Paid Every Year

- Quarterly dividends have been paid consecutively since the Company's initial public offering on June 9, 1992
- Dividends have increased in amount every year since 1993



.60
.50
.40
.30
.20
.10
.00
.0475
.0575
.0675
.0775
.0875
.0975
.1075
.1175
.1275
.1375
.1950
.3500
.5400
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Yearly Dividends Paid ($)

** Includes two international plants under construction.*

Letter to Shareholders

Dear Fellow Shareholders,
Fiscal year 2005 was challenging for Arrow, as core revenue growth in the U.S. slowed, due in large part to the Company's growth over the past few years which absorbed most of our excess manufacturing capacity. Additionally, we incurred a number of extraordinary expenses that had a significant impact on earnings. Despite these factors, our Company grew sales 4.9% and made significant progress on strengthening our foundation for future growth. This effort, which we call Project Operational Excellence, includes **1)** improving our corporate quality system to ensure we are both compliant with all regulations and are driving superior quality throughout all our processes, **2)** restructuring operations and expanding capacity in our manufacturing organization with the goal of improving gross margins and **3)** increasing our emphasis on the pipeline of new products to support future growth.

Business Results

Sales Overview

The Company ended the year with net sales of $454.3 million, an increase of +4.9% versus fiscal year 2004. The Critical Care business grew 4.2% and the Cardiac Care business grew 8.8%. International sales increased 15.3% to $176.7 million from $153.2 million in the prior fiscal year, and represented 38.9% of total net sales. A weak U.S. dollar compared with the same period last year increased total international sales by $5.5 million or 1.3% of total sales.

That said, our 4.9% growth in sales was still short of our original fiscal year 2005 revenue growth target of 6–7%. Contributing factors include: insufficient capacity which constrained our ability to keep pace with demand; the suspension of NeoCare® product line sales in January 2005; and decreased revenue in the second quarter of fiscal year 2005 due to a $4.3 million dollar reduction in sales related to the misapplication of an accounting treatment related to shipping terms to U.S. customers and international distributors. As discussed in this report and elsewhere, manufacturing constraints are being addressed.

2005 Total Net Sales of $454.3 million


2005 Sales by Geography (% of Total)
Asia and Africa 14%
International Americas 6%
Europe 19%
United States 61%


2005 Sales by Product Platform (% of Total)
Cardiac Care 15%
Non-Arrow Distributed Products 2%
Specialty Catheters 31%
Central Venous Catheters 52%


Sales Growth by Product Line
$500
$400
$300
$200
$100
0
(Dollars in millions)
Cardiac Care
Critical Care
20%
13%
19%
19%
8%
7%
6%
13%
9%
3%
2%
12%
14%
5%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Percent Growth Over Previous Fiscal Year

United States
Customer demand exceeded our available manufacturing capacity resulting in backorders which were felt most acutely in the United States. The U.S. accounts for 61.1% of Arrow's fiscal year 2005 total net sales. Domestic sales were $277.6 million, down 0.8% from fiscal year 2004. If NeoCare and non-Arrow distributed products are excluded from the 2004 and 2005 U.S. sales, our U.S. sales increased in 2005 by 2.8%.

Europe
Sales in Europe grew by an outstanding 19.9% to $85.6 million in fiscal year 2005, continuing the positive trend we have experienced over the past several years.

Asia and Africa
Asia and Africa grew sales 9.8% to $65.9 million in fiscal year 2005. We expect to see continued positive results in these key areas from our increased emphasis on markets in China and Japan.

International Americas
Sales in this region, consisting of Canada, Mexico, Central and South America, totaled $25.2 million, representing a significant increase of 15.6% over fiscal year 2004.

Earnings Overview

Net income decreased 29.3% to $39.5 million in fiscal year 2005 compared to $55.9 million in 2004. Diluted earnings per share were $0.88, compared to $1.26 in the prior year. This decrease was attributable to several factors during fiscal year 2005, including:

- Adjustments recorded in the fourth quarter that aggregated to $0.16 diluted earnings per share. These are detailed in the accompanying Form 10-K. Briefly:
  - Reserves were recorded for inventory components in excess of 36-months supply and the excess was written off as obsolete
  - Excess Intra-Aortic Balloon Pump field service spare parts were written off

Stock Price Performance Comparison


2001
2002
2003
2004
2005
$200
$160
$120
$80
$40
$0
ARROW
International

	8/31/00	8/31/01	8/31/02	8/31/03	8/31/04	8/31/05
Arrow International, Inc.	$100.00	$104.01	$99.56	$147.90	$163.95	$174.38
S&P 500 Health Care Equipment Index	$100.00	$88.40	$82.81	$103.76	$120.47	$134.49
S&P 500 Stock Index	$100.00	$75.60	$82.01	$69.49	$77.45	$87.17

Arrow's stock price performance has consistently outperformed the S&P 500 Stock Index (by 100% in 2005) and S&P 500 Health Care Equipment Index (by 30% in 2005).

The comparison assumes $100 was invested on August 31, 2000 in the common stock of Arrow International, Inc. and in each of the indices and also assumes reinvestment of all dividends.

- Fixed asset lives were corrected, which reduced expenses
- Manufacturing equipment no longer in use was written off
- A claim related to a divested business was settled
- The income tax provision, net of a reserve for state income taxes, was reduced

> Charges taken earlier in fiscal year 2005 amounting to $0.10 diluted earnings per share in connection with the Company's voluntary early retirement plan.

> Expenses for the development of the second-generation electronics and charges related to the discontinuance of the LionHeart® Left Ventricular Assist System in the third quarter of fiscal year 2005 that amounted to $0.10 diluted earnings per share.

> Restructuring charges related to closing the Company's acquired facilities in San Antonio, Texas, and Winston-Salem, North Carolina, and relocating the Company's European Distribution Center, aggregating to $0.02 diluted earnings per share.

> Acquisition costs included in inventory related to the acquisition of our Italian distributor, which increased cost of goods sold by an amount equal to $0.02 diluted earnings per share.

Other factors affecting fiscal year 2005 included expenses of $3.5 million for consulting costs related to a company-wide initiative, a component of Operational Excellence, aimed at ensuring that the company meets and wherever possible exceeds FDA and other international regulatory requirements. We also incurred $4.0 million in expenses for review of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

These adjustments, expenses and one-time items are more fully described in Management's Discussion and Analysis of Financial Condition and Results of Operations included in the accompanying Form 10-K.



Project Operational Excellence Status

Project Operational Excellence is a company-wide effort designed to strengthen our operations and infrastructure so that we can sustain revenue and profit growth in an increasingly demanding and competitive business environment. Begun in fiscal year 2005, the effort is expected to enhance Arrow's competitive strengths by achieving the following objectives:

1. Delivering superior quality products to our physician customers and their patients
2. Maintaining a safe working environment for our employees
3. Providing hospital and distributor customers with superior service
4. Maintaining or achieving low cost producer status in each major product category

We're intently focused on developing best practices and outstanding business systems to enable us to achieve operational excellence. As I write this letter, several important initiatives are in place and on track to accomplish our objectives:

1. **Quality System**–Improving Arrow's quality system to both ensure compliance with all regulations and drive superior quality throughout all our processes and operations.
2. **Manufacturing Restructuring**–Restructuring operations and adding capacity in our manufacturing organization to support sales and meet growing demand, better aligning our production facilities with the markets they serve, and improving the effectiveness of our production technology, resulting in improved customer service and gross margins.
3. **New Products**–Increasing emphasis on the pipeline of new products we bring to our physician customers, thereby supporting Arrow's future growth.

Quality System

The effort to enhance our quality system is well underway and on schedule. We have moved from the development phase to the implementation phase, much of which consists of training Arrow people in the new processes, techniques, and procedures. We are also investing in new manufacturing technologies and working to reduce variation

Global Manufacturing Facilities


Reading (2)
Everett
Mt. Holly
Asheboro
Camargo, Mexico
Chihuahua, Mexico (2)
Hradec Králové,
Czech Republic
Ždár nad Sázavou,
Czech Republic
summer 2006

throughout the system. I have been very pleased with how the Arrow team has embraced these efforts and is applying new approaches to improving our products and better meeting the requirements of our customers.



Arrow International updated our qualification to ISO 13485-2003, *Medical devices–Quality management systems–Requirements for regulatory purposes*, in 2005, and received certification for ISO 14001, *Environmental management systems*. Each represents a significant achievement, and reflects Arrow's uncompromising attitude toward quality and environmentally friendly manufacturing. In addition, each is required for doing business in Japan, per that country's Pharmaceutical Affairs Law, which went into effect in April 2005. In the long term we aim to continuously improve quality by innovating in manufacturing and R&D, implementing Six Sigma programs to reduce variation, and reducing process cycle time.

Manufacturing Restructuring

As of August 31, 2005, we have invested approximately $13 million of a planned $45 million expenditure to build two new plants and to add and update equipment in existing facilities. The two new plants will be located in Chihuahua, Mexico, and in Ždár nad Sázavou, Czech Republic. In November 2005 the initial phase of product production began at the new Chihuahua facility. Product production at Ždár nad Sázavou is slated to come on line summer 2006. Each new plant is over 100,000 square feet, with ample room for expansion. These plants will play a key role in our strategy for regionalizing and simplifying our manufacturing operations to better meet market demand. The plant in Ždár nad Sázavou and our other existing Czech facility (Hradec Králové) will be devoted to supplying Europe, Africa, the Middle East and a portion of Asia. The second plant in Chihuahua combined with the original facility and with the U.S. plants will supply North and South America and the balance of Asia. Our total manufacturing system will give us sufficient capacity to support sales in the range of $600 to $700 million per year. At the same time, we've initiated a sweeping series of measures to simplify our manufacturing processes. These steps are expected to reduce cycle times and work-in-process inventories and over the long haul boost our ability to respond quickly to market dynamics.

In December 2004 we expanded our Asheboro, North Carolina distribution center and upgraded our computerized warehouse management system. The net result: we've doubled our shipping capacity. In February 2005, we opened a new European distribution center in Tongeren, Belgium. This will enable the Company to complete the restructuring of logistics in Europe, with the result of improved customer service and reduced operating cost. These improvements and the new facilities mentioned above will go a long way toward helping us meet customer demand.



AutoCAT®2WAVE™


ARROW

Arrow Simplicity™



Arrow Edge™

New Products

This past year, we increased research into next generation catheter technologies. We completed a number of improvements in the AutoCAT®2WAVE™ intra-aortic balloon pump and are aggressively selling this exciting technology. In October 2005 we launched several new products in our Critical Care business and our expectation is that we will increase the pace of new product introductions as we are able to shift our technical resources away from supporting the infrastructure improvements discussed above. Also, we determined that the LionHeart, despite several successful implants, would not realize adequate returns for Arrow shareholders in an acceptable period of time. Thus, we discontinued the LionHeart's development, sales, and marketing programs. We are continuing clinical trials of the CorAide™ left ventricular assist system in Europe, with very encouraging results as of this report.

The Human Equation

The phrase "greater than the sum of its parts" perfectly describes the contribution that Arrow's people are making to Project Operational Excellence. From manufacturing and marketing to distribution and accounting, our employees are creating, streamlining and implementing the procedures and protocols that will make Project Operational Excellence a reality.

Arrow has a strong, vibrant heritage. Project Operational Excellence honors that heritage by identifying what Arrow does best and taking steps to do it better. This is especially evident in Arrow's approach to nurturing and building its talent pool. In 2005, we took a close look at each department's strengths. In some cases we reallocated talent where it was needed most; in others we brought in additional expertise from outside the Company. A good example is the hiring of Kenneth E. Imler for the newly created position of Senior Vice President of Regulatory Affairs and Quality Assurance. Mr. Imler will be the Company's main point of contact with the U.S. Food and Drug Administration (FDA), helping to ensure that Arrow meets and even exceeds FDA and international regulatory requirements for our products, manufacturing processes, procedures and systems. He will also guide Arrow in implementing the rigorous compliance and quality assurance procedures that are a key part of Project Operational Excellence.



Kenneth E. Imler
Senior Vice President
Regulatory Affairs and
Quality Assurance



The Arrow senior management team is focused on achieving sustained double-digit revenue growth. L to R: Carl Staples, Ken Miller, Jim Hallan, Fred Hart, Carl Anderson

Summary

As we look to this fiscal year 2006, we expect to increase revenue growth as new capacity in the Chihuahua, Mexico, manufacturing plant comes on line and as sales of new products introduced in October 2005 ramp up. Importantly, with new plants operating at full capacity and further investments in technology, we expect to make progress toward achieving a 55% gross margin by early 2008. There is still much to do in the quality system, the manufacturing restructuring program, and increasing the flow of new products to the market. However, we have laid a solid foundation and are well on our way with these important initiatives.

At Arrow, we are committed to building for the future. Our people around the world met the challenges of fiscal year 2005 head-on, and they remain just as focused on delivering for our customers and for our business in 2006. By the same token, our Company will continue to invest in our people, in our products and in our business strategy to drive success. The hard work isn't finished, but as we move ahead in 2006, I am extremely confident in Arrow International's ability to continue to deliver long-term value to the shareholders of this great company.



Carl G. Anderson, Jr.
Chairman and Chief Executive Officer


Global
$465
Global
$460
Global
$490
Global
$240
Arrow
74%
Arrow
50%
Arrow
30%
Arrow
14%
VENOUS
ACCESS*
VENOUS
CATHETERS
CARDIAC
CARE

Markets by [illegible]

Based on Arrow's estimates of global markets.

Note: Central Venous Access is a component of the total Central Venous Catheter market ($465) shown here.

Markets With Room to Grow

Behind the vision, decisions and results for the past year lies a key premise that has been a touchstone for Arrow throughout 2005. Simply put, how can we best leverage our core strengths–*physician relationships, great products, solid R&D, quality manufacturing*–on behalf of all Arrow stakeholders for future growth and success?

Arrow is well positioned to provide the high quality, and quantity, of innovative medical devices required by an aging population. Healthcare professionals, increasingly cost and quality conscious, are turning to Arrow as a leader in the development of products to prevent and reduce the rate of catheter-related bloodstream infections. We believe Arrow's strong brand franchise enables us to effectively position our business with Group Purchasing Organizations and integrated dealer networks.

At the heart of Arrow's heritage is our reputation for listening to our customers and understanding physicians' needs. The result? The development of high-performance products that medical professionals trust to help them heal patients and save lives. That is one reason why Arrow products are ubiquitous in top medical facilities throughout the world. Looking forward, Arrow is committed to deepening the dialogue we have with medical professionals to inform product development and refinement.

Central Venous Catheters

- Central Venous Access
- Peripheral Access
- Dialysis Access

Specialty Catheters

- Regional Anesthesia
- Interventional Procedures
- Hemodynamic Monitoring
- IV Tubing
- Special Procedures

Cardiac Care

- Intra-aortic Balloons & Pumps
- Super Arrow-Flex® Catheters
- Thermodilution Catheters
- Right Heart Procedures

Arrow Central Venous Catheters (CVC) have been leading the market in safety and infection protection, creating strong awareness and an overall CVC leadership position.


Global
$465
Arrow
50%
CENTRAL
VENOUS
CATHETER
MARKET
(millions)


Global
$240
Arrow
74%

Central Venous Catheters

- Central Venous Access
- Peripheral Access
- Dialysis Access

Central Venous Catheter and Central Venous Access markets based on Arrow's estimate of global markets.
** Note: Central Venous Access market is a component of the total Central Venous Catheter market ($465) shown here.*

Central Venous Catheter Market

Central Venous Access

An emphasis on infection protection, such as the 100,000 Lives Campaign sponsored by the Institute for Healthcare Improvement, is being embraced by U.S. hospitals and healthcare professionals as a way to improve patient care and prevent avoidable deaths. At Arrow, we are meeting and at times exceeding sharps protection standards and Centers for Disease Control (CDC) guidelines to help provide protection for both healthcare professionals and patients. For example, our new maximal barrier precautions tray has received a strong reception for its inclusion of drapes and sharps safety components that address CDC guidelines in one easy-to-access kit.

Arrow Central Venous Catheters (CVC) have been leading the market in safety and infection protection, creating strong awareness and an overall CVC leadership position. Moving forward, we will seek to increase and leverage that awareness and market position into new CVC innovations. Below are two product areas that we believe offer promising opportunities in that effort.

ARROWg+ard Blue PLUS®

Already a recognized leader in safety, we will continue targeting customer upgrades to ARROWg+ard Blue PLUS (AGB+®) infection prevention central venous catheters. We have seen strong adoption and upgrade of AGB+ in the U.S. markets, with international markets holding solid opportunity for growth as safety issues spread globally.

Arrow Select Kits

Customization of kits offers additional growth opportunity for all of Arrow's Critical Care product lines. Hospitals often have special requirements for procedure kits. Arrow's manufacturing expertise allows us to profitably address this need by providing clinicians with customer-configured solutions that improve procedure efficiencies and decrease waste.



Arrow Peripheral Access

The market-share opportunity for Peripherally Inserted Central Catheters (PICC) is an attractive prospect for future growth. Our CVC business brings natural synergy and strength to the PICC product line. Looking ahead, the focus is to be more competitive in this area with the help of new marketing materials and an increased investment in product development.

Dialysis Access

Arrow's growth strategy in dialysis access is supported by population and disease trends that show expanding global opportunity. Increases in the global incidence of hypertension and diabetes, which often require hemodialysis treatment, are fueling growth in the hemodialysis market.

Arrow Edge™, Arrow Simplicity™, Arrow® Cannon™ II Plus

An increasing dialysis patient population has put added emphasis on improving patient outcomes. Arrow's Cannon Catheter™ has shown clear advantages during its three years in market in its ability to improve hemodialysis adequacy, which can lead to improved quality of life for patients.

Physician training on Arrow's tips-first, retrograde placement of the Cannon Catheter has advanced the adoption of this technology. And, it has also provided opportunity for dialogue with professionals that can inform ongoing product improvements.

Arrow intends to leverage its overall CVC leadership position to increase its market share in the dialysis access category. Our work to build a full portfolio of dialysis access products will also be supported by the full U.S. market introduction of the new Arrow Edge catheter and the Simplicity Micro-Puncture Introducer Set in fiscal year 2006. These new products join the Arrow Cannon II Plus and our full offering of acute hemodialysis catheters and embolectomy balloon catheters as the cornerstones of our dialysis access product offerings.

StimuQuik™, Arrow's newest fiscal year 2005 entry in the PNB category, clearly differentiated itself against other single-shot, short-term nerve block options after less than six months in market.

Global
$460

Arrow
30%

Specialty Catheters

- Regional Anesthesia
- Interventional Procedures
- Hemodynamic Monitoring
- IV Tubing
- Special Procedures

Specialty Catheter market based on Arrow's estimate of the global market.

Specialty Catheter Market

Regional Anesthesia

Our enthusiasm for Arrow's growth potential in the regional anesthesia category remains strong. The trend toward minimally invasive, non-systemic pain management techniques is being embraced by physicians, hospital administrators and patients for its efficacy and improved outcomes.

Patients experience faster, virtually pain-free recoveries with none of the side effects associated with systemic pain medications. Physicians benefit from stronger patient outcomes. And, hospitals and insurers realize overall reduced cost of care due to shorter hospital stays and faster rehabilitation.

Peripheral Nerve Blocks (PNBs) and Epidurals

Arrow's regional anesthesia track record bodes well for future growth. For the past five years, Arrow's FlexTip Plus® growth has far outstripped the annual epidural market expansion. StimuCath®, Arrow's innovative PNB solution, has at least doubled its growth in each of the past three years since its introduction.

StimuQuik™, Arrow's newest fiscal year 2005 entry in the PNB category, clearly differentiates itself from other single-shot, short-term nerve block options after less than six months in market. The inclusion of markings to gauge insertion depth made StimuQuik an especially good choice for teaching hospitals.

Arrow plans to launch StimuCath II and StimuQuik in Europe in fiscal year 2006. We will also fuel StimuCath adoption through our involvement with physician training and education in both the United States and Europe.

Hemodynamic Monitoring

Physicians rely heavily on hemodynamic monitoring devices to help them monitor patient blood flow and volume during major surgery, trauma situations and for critically ill patients. Arrow brings to market



Global
$490

Arrow
14%

We expect our growth to be driven by a combination of underlying demand and greater realization by clinicians around the world of Arrow's technological leadership position in this field.

Cardiac Care

Intra-aortic Balloons & Pumps
Super Arrow-Flex® Catheters
Thermodilution Catheters
Right Heart Procedures

Cardiac Care market based on Arrow's estimate of the global market.

hemodynamic options that provide greater ease of use and safety that benefit both physicians and patients during critical procedures.

Arrow currently holds a strong number two position in the United States market for hemodynamic monitoring, largely through sales of Arterial and Percutaneous Sheath Introducer (PSI) products. Both of these areas have benefited from Arrow's strong venous access heritage, as well as the application of safety and design improvements that provide clear benefits to physicians and patients. Increased sales and marketing focus on these core product offerings, in the United States and abroad, are expected to bolster Arrow's share in this market.

Cardiac Care Market

As the population ages, cardiac care products will become an increasingly important component of Arrow's overall business. We expect our growth to be driven by a combination of underlying demand and greater realization by clinicians around the world of Arrow's technological leadership position in this field.

Intra-Aortic Balloon (IAB) catheters and pump consoles are vital tools for physicians treating serious cardiovascular disease. Arrow has a tradition of innovation in the IAB field, such as our one-of-a-kind LightWAVE™ IAB catheter. By utilizing fiber-optic technology to send arterial pressure signals from the patient to the pump at the speed of light, the LightWAVE IAB catheter speeds the delivery of IAB therapy to the ailing heart.

Using fiber optic speed in combination with Arrow's proprietary WAVE™ algorithm, clinicians can be assured that they are relying on the latest technological advancements to treat their patients requiring IAB therapy. Arrow Intra-Aortic Balloon Pump technology delivers ease of use, reliability and clear patient benefits–all key considerations for healthcare professionals tasked with the management of clinically challenging cases and patients. These unique product features and benefits should enable Arrow to gain market share in this category and provide the basis for future innovation.

On Target for Sustained Growth

Arrow International's foundation is strong. Products. Manufacturing. Research and Development. Physician relationships. Sales and Marketing. We made a significant investment this past year in these core areas to provide the optimal engine for future growth. We are confident that these investments and the commitment to company-wide excellence they represent, combined with a renewed focus on our core lines of business, will drive improved outcomes for all Arrow stakeholders in the near and long term.

With these elements in place, Arrow is poised to execute significant growth strategies to increase market share in its core businesses–Central Venous Access, Dialysis Access, Regional Anesthesia, Hemodynamic Monitoring and Cardiac Care.

Investor Information

Factors affecting forward-looking statements

Certain of the information contained in this Annual Report, including in the Chairman and Chief Executive Officer's letter to the shareholders and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the accompanying fiscal year 2005 Form 10-K, contain forward-looking statements. Such forward-looking statements are subject to a number of factors, including material risks, uncertainties and contingencies, which could cause actual results to differ materially from the forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, please refer to Item 1. "Business-Certain Risks Relating to Arrow" in the fiscal year 2005 Form 10-K included as part of this Annual Report and the Company's other periodic reports and documents filed with the Securities and Exchange Commission.

Annual meeting

The Company's Annual Meeting of Shareholders will be held at 4 p.m. on Wednesday, January 18, 2006, at the Company's corporate headquarters, 2400 Bernville Road, Reading, Pennsylvania. The Notice of Annual Meeting, Proxy Statement and Annual Report are being mailed on December 16, 2005, to shareholders of record as of November 25, 2005.

Investor relations

To obtain further information, including exhibits to the 2005 Form 10-K, please call 610.320.3917 or 877.639.6912 (toll-free) and follow the menu prompts. Information may also be obtained on the Company's web site at **http://www.arrowintl.com**. Shareholders with questions about stock holdings, dividend checks, transfer requirements, lost certificates or address changes should contact the transfer agent and registrar for the Company's common stock as provided below.

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800.368.5948
E-Mail: info@rtco.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

Board of Directors

Carl G. Anderson Jr.
Chairman and
Chief Executive Officer

John H. Broadbent Jr. (2)
Retired Vice President, Finance,
Chief Financial Officer and
Treasurer, Arrow International, Inc.

George W. Ebright (2) (4)
Former President and
Chief Operating Officer,
SmithKline Beckman Corporation

John E. Gurski (1)
Former Corporate Vice President,
AMP Incorporated

T. Jerome Holleran
Chairman,
Precision Medical Products, Inc.

R. James Macaleer (1)
Former Chairman and
Chief Executive Officer,
Shared Medical Systems Corporation

Marlin Miller Jr. (3)
Chairman Emeritus, Retired Chairman
and Chief Executive Officer,
Arrow International, Inc.

Raymond Neag (1) (3)
Retired Vice Chairman and
Executive Vice President,
Arrow International, Inc.

Richard T. Niner (3)
General Partner,
Wind River Associates L.P.

Anna M. Seal (2)
Senior Vice President and Chief
Financial Officer, Glaxo Smith Kline
Global Manufacturing and Supply
Division

Alan M. Sebulsky (2) (3)
Managing Partner,
Apothecary Capital LLC

Executive Officers

Carl G. Anderson Jr.
Chairman and
Chief Executive Officer

James T. Hatlan
Senior Vice President-
Manufacturing

Frederick J. Hirt
Senior Vice President-Finance
and Chief Financial Officer

Kenneth E. Imler
Senior Vice President-Regulatory
Affairs and Quality Assurance

Carl W. Staples
Senior Vice President-Human
Resources

John C. Long
Vice President-Secretary
and Treasurer

(1) Member of the Compensation and Human Resources Committee
(2) Member of the Audit Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Lead Director

You may view the Arrow International annual report on line at www.arrowintl.com.
To be removed from our mailing list, please e-mail us at investor@arrowintl.com, or call 610.320.3917 or toll-free 877.639.6912.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _______

Commission File Number 0-20212

ARROW INTERNATIONAL, INC.
(Exact name of Registrant as specified in its Charter)

PENNSYLVANIA	**23-1969991**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

2400 Bernville Road
Reading, Pennsylvania 19605
(Address of principal executive offices)
Telephone number: (610) 378-0131
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class:	Name of Each Exchange on Which Registered:
None	None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, No Par Value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES X NO _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.[ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 under the Exchange Act). YES X NO _

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 under the Exchange Act). YES __ NO X

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of February 28, 2005 was approximately 902,957,871.

The number of shares of the Registrant's Common Stock outstanding on October 1, 2005 was 44,639,367.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its Annual Meeting of Shareholders to be held on January 18, 2006 which will be filed with the Securities and Exchange Commission within 120 days after August 31, 2005, are incorporated by reference in Part III of this report.

PART I

Item 1. BUSINESS

Certain of the information contained in this Form 10-K, including the discussion which follows in "Management's Discussion and Analysis of Financial Condition and Results of Operations" found in Item 7 of this Report, contain forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements, carefully review this report, including Item 1. Business – Certain Risks Relating to Arrow, as well as other information contained in Arrow International, Inc.'s periodic reports filed with the Securities and Exchange Commission, or the SEC.

Arrow International, Inc. (together with its subsidiaries, "Arrow" or the "Company") was incorporated as a Pennsylvania corporation in 1975. Arrow develops, manufactures and markets a broad range of clinically advanced, disposable catheters, heart assist devices and related products for critical and cardiac care. The Company's critical care products are used principally for central vascular access in the administration of fluids, drugs and blood products, patient monitoring and diagnostic purposes. These products are used by anesthesiologists, critical care specialists, surgeons, cardiologists, nephrologists, emergency and trauma physicians and other health care providers. Arrow's cardiac care products are used by interventional cardiologists, cardiac surgeons, interventional radiologists and electrophysiologists for such purposes as the diagnosis and treatment of heart and vascular disease and to provide short-term cardiac assist following cardiac surgery, serious heart attack or balloon angioplasty.

Critical Care Products. Arrow's critical care products, the first of which were originally introduced in 1977, accounted for approximately 85.0% of net sales in each of fiscal 2005, 2004 and 2003. The majority of these products are vascular access catheters and related devices which consist principally of the following: the Arrow-Howes™ Multi-Lumen Catheter, a catheter equipped with three or four channels, or lumens, that enables the simultaneous administration of multiple critical care therapies through a single puncture site; double-and single-lumen catheters, which are designed for use in a variety of clinical procedures; percutaneous sheath introducers, which are used as a means for inserting cardiovascular and other catheterization devices into the vascular system during critical care procedures; radial artery catheters, which are used for measuring arterial blood pressure and taking blood samples; FlexTip Plus™ epidural catheters, which are designed to minimize indwelling complications associated with conventional epidural catheters; and Percutaneous Thrombolytic Devices, which are designed for clearance of thrombosed hemodialysis grafts in chronic hemodialysis patients. Many of the Company's vascular access catheters are treated with the ARROWg+ard™ or ARROWg+ard Blue Plus™ antiseptic surface treatments to reduce the risk of catheter related infection. ARROWg+ard Blue Plus™ is a stronger, longer lasting formulation of ARROWg+ard™ and provides antimicrobial treatment of the interior lumens and hubs of each catheter. Many of the Company's procedure kits also feature its sharps safety devices to protect against inadvertent needle sticks. During fiscal 2005, the Company introduced its Arrow Select Kits in certain geographic regions, which serve the Company's customers by providing configured kits to meet their specific needs. These kits can be assembled from any of the Company's product lines and are configured according to a customer's specifications. As long as a customer can meet annual minimum consumption and release quantities, the Company will provide a customized solution for that customer.

The Company's critical care product line also includes custom tubing sets used to connect central venous catheters to blood pressure monitoring devices and drug infusion systems, and the HemoSonic™, a hemodynamic monitoring system that continuously measures descending aortic blood flow using a non-invasive esophageal ultrasound probe.

In November 2002, the Company expanded its critical care product line with the acquisition of Diatek, Inc., a company that develops, manufactures and markets chronic hemodialysis catheters. When acquired, Diatek was marketing in select U.S. markets the Cannon Catheter™, an implanted hemodialysis catheter for long-term access that is used to facilitate dialysis treatment. Previously, the Company sold acute, or short-term, catheters for hemodialysis treatment. The catheters, acquired in connection with its purchase of Diatek, complement and broaden the Company's product line in this field (see Item 8. Notes to Consolidated Financial Statements – Note 5). In November 2003, the Company received authorization to CE-mark the Cannon Catheter™, enabling it to market this product line within the European Economic Area and other international markets. During fiscal 2005, the Company introduced several new dialysis access products, including the Edge™, a chronic hemodialysis catheter that has a V-tip design similar to that of the Cannon Catheter™, but is placed in the patient through an alternative method, and the Simplicity Micro-Puncture Introducer Set, a new dialysis access product to be used in combination with the Company's chronic hemodialysis catheters.

In March 2003, the Company further expanded its critical care product line with the acquisition of Klein-Baker Medical, Inc., a company that develops, manufactures and markets the Neo♥Care product line of specialty catheters and related procedure kits for use by neonatal intensive care units. As previously reported, on December 3, 2004, the Company announced a voluntary nationwide recall of all of the Neo♥Care Neo♥PICC 1.9 FR Peripherally Inserted Central Catheters (the "NeoPICC Catheters"). As part of its previously announced plans to rationalize its global manufacturing operations, the Company decided to accelerate the integration of the Neo♥Care manufacturing operations into its existing manufacturing structure. In order to facilitate this integration and to address inspectional observations issued by the U.S. Food and Drug Administration, or the FDA, the Company temporarily ceased the manufacture, shipment and sale of its entire Neo♥Care product line, including the NeoPICC Catheters, until it completes the implementation of all corrective actions. In fiscal 2004, sales of Neo♥Care products represented 1.8% of the Company's total net sales. Shipments of the Neo♥Care product line, other than the NeoPICC Catheters, are presently expected to resume in calendar 2006. Shipment of the NeoPICC Catheters will resume after receipt of FDA clearance of a new 510(k) premarket notification for these products, which is also presently expected to occur in calendar year 2006. See Notes to Consolidated Financial Statements – Note 21 in Item 8 of this report and "Certain Risks Relating to Arrow – Stringent Government Regulation" included elsewhere in this item 1.

Cardiac Care Products. Arrow's cardiac care products accounted for approximately 15.0% of net sales in each of fiscal 2005, 2004 and 2003. These products include cardiac assist products, such as intra-aortic balloon, or IAB, pumps and catheters, which are used primarily to augment temporarily the pumping capability of the heart following cardiac surgery, serious heart attack or balloon angioplasty. The Company's IAB products include the AutoCat™2 WAVE IAB pump and associated LightWAVE™ catheter system, which utilize fiber optic pressure-sensing catheter instrumentation and provide automation of the pumping process for the broadest range of patients, including those with severely arrhythmic heartbeats, and the Ultraflex 7.5 Fr. catheter, which is the smallest IAB in the market and employs the Company's proprietary, wire reinforced technology.

The Company's cardiac care product line also includes electrophysiology products, which are used primarily to map the electrical signals which activate the heart. The Berman™ Angiographic Catheter is used for pediatric cardiac angiographic procedures and the Super Arrow-Flex™ sheath provides a kink-resistant passageway for the introduction of cardiac and other catheters into the vascular system. In addition, as further discussed below under "Research and Product Development," the Company is currently developing the CorAide™ Left Ventricular Assist System, or LVAS, a small non-pulsatile, centrifugal flow ventricular assist device.

As previously reported, on April 6, 2005, the Company's Board of Directors decided to discontinue the development, sales and marketing programs related to the Arrow LionHeart LVAS.

Sales and Marketing

Arrow markets its products to physicians and hospitals through a combination of direct selling, independent distributors and group purchasing organizations. Within each hospital, marketing efforts are targeted to those physicians, including critical care specialists, cardiologists, anesthesiologists, interventional radiologists, electrophysiologists and surgeons, most likely to use the Company's products. Arrow's products are generally sold in the form of pre-sterilized procedure kits containing the catheters and virtually all of the related medical components and accessories needed by the clinician to prepare for and perform the intended medical procedure. Additional sales revenue is derived from equipment provided for use in connection with certain of the Company's disposable products.

In fiscal 2005, 2004 and 2003, 61.1%, 64.6% and 65.7%, respectively, of the Company's net sales were to U.S. customers. In this market, approximately 92.0% of the Company's fiscal 2005 revenue was generated by its direct sales force. The remainder resulted from shipments to independent distributors. For the majority of such distributors, the Company's products represent a principal product line. Direct selling generally yields higher gross profit margins than sales made through independent distributors. The Company's acquisitions of some of its distributors in key U.S. and international markets during the past several years have resulted in sales and gross profit growth.

Internationally, the Company sells its products through direct sales subsidiaries serving markets in Japan, Germany, the Netherlands, France, Spain, Greece, Africa, Canada, Mexico, the Czech Republic, Slovakia, Austria, Switzerland, Portugal and Italy. As of October 1, 2005, independent distributors in 92 additional countries sell the Company's products in the remainder of the world.

To support growth in international sales, the Company owns and operates a 40,000 square foot manufacturing facility in Chihuahua, Mexico and has leased 22,500 square feet of additional manufacturing space in Mexico since fiscal 2002. The Company also owns and operates an 88,000 square foot manufacturing and product development facility in the Czech Republic, which was expanded in fiscal 2003. During fiscal 2004, the Company's Board of Directors authorized the initiation of a multi-year capital investment plan to increase its worldwide manufacturing capacity and rationalize its production operations. The first phase of this effort includes the construction or acquisition of additional manufacturing facilities in the Czech Republic and in Chihuahua, Mexico, which commenced in the first quarter of fiscal 2005 and is on going.

Revenues and long-lived assets attributable to significant geographic areas are presented in Note 16 to the Company's consolidated financial statements included in Item 8 of this report.

Production is based primarily on the level of inventories of finished products and projections of future customer demand with the objective of shipping from stock upon receipt of orders. As previously reported, increased demand for the Company's products over the last several years has limited its ability to supply products at the required unit volumes given its existing manufacturing capacity level. As a result, the Company has been actively addressing the root causes of these capacity constraints that have resulted in backorders on several products by continuing to expand its worldwide manufacturing capacity and improve the efficiency of its processes and technology on a priority basis as part of its previously reported "Project Operational Excellence." No single customer accounts for more than 10% of the Company's sales. Purchases of the Company's products by hospitals and physicians have not been materially influenced by seasonal factors.

Research and Product Development

Arrow is engaged in ongoing research and development to introduce clinically advanced, new products, to enhance the effectiveness, ease of use, safety and reliability of its existing products and to expand the clinical applications for which use of its products is appropriate. The principal focus of the Company's research and development effort is to identify and analyze the needs of physicians in critical and cardiac care medicine, and to develop products that address these needs. The Company views ideas submitted by physicians and other health care professionals as an important source of potential research and development projects. The Company believes that these end-users are often in the best position to conceive of new products and to recommend ways to improve the performance of existing products. Many of the Company's principal products and product improvements have resulted from collaborative efforts with physicians, other health care professionals or other affiliated entities. For certain proprietary ideas, the Company pays royalties to such persons, and in many instances, incorporates such persons' names in the tradename or trademark for the specific product. The Company also utilizes other outside consultants, inventors and medical researchers to carry on its research and development effort and sponsors research through medical associations and at various universities and teaching hospitals.

Certain of the Company's strategic acquisitions and investments have provided the basis for its introduction of significant new products. The Company entered the field of cardiac care in 1994 with its acquisition of Kontron Instruments and supplemented this acquisition with its acquisitions of the cardiac assist divisions of Boston Scientific in 1997 and C.R. Bard, Inc. in 1998. The Company's acquisition of Sometec, S.A. in 1999 enabled it to introduce to the market its innovative, ultrasound hemodynamic monitoring device. More recently, the Company's acquisition of Diatek, Inc. in November 2002 and the Neo♥Care® product line in March 2003 have allowed it to market Diatek's Cannon Catheter™ hemodialysis catheter product and, until the temporary cessation of the Neo♥Care® product line in January 2005, specialty catheters and related procedure kits for use in neonatal intensive care units.

Research and development expenses totaled $29.7 million (6.5% of net sales), $30.4 million (7.0% of net sales) and $28.2 million (7.4% of net sales) in fiscal 2005, 2004 and 2003, respectively. Such amounts were used to develop new products, improve existing products and implement new technology to produce these products.

The Company's principal products currently under development are described below. There can be no assurance that the FDA or any similar foreign government regulatory authority will grant the Company authorization to market products under development or, if such authorization is obtained, that such products will prove competitive when measured against other available products.

AutoCAT®2 WAVE. In January 2004, the Company introduced its AutoCAT®2 WAVE™ intra-aortic balloon pump and associated LightWAVE™ catheter system in the U.S. and Europe. The Company's AutoCAT®2 WAVE™ IAB pump and associated LightWAVE™ catheter system utilizes fiber optic pressure-sensing catheter instrumentation and provides total automation of the pumping process for all patients, including those with severely arrhythmic heartbeats.

The Company continues to market and make improvements to its AutoCAT®2 WAVE™ IAB pump and associated LightWAVE™ catheter system. The growing interest in this product has resulted in increased customer feedback, providing the Company with valuable information for making additional product enhancements. As a result of this customer feedback, the Company has upgraded the software for this product and implemented related hardware changes, which it believes will increase the overall competitiveness of the device. During the course of fiscal 2005, sales of the AutoCAT®2 WAVE™ slowed as the Company implemented these customer-suggested improvements, even though net sales of the device increased by 48.3% in fiscal 2005 as compared to fiscal 2004. The Company believes that many customers were delaying their purchases of the AutoCAT®2 WAVE and related LightWAVE catheters until the release of the new software upgrade, which occurred in the first quarter of fiscal 2006. Development of this product is an ongoing process, with product improvements constantly being made and introduced as the underlying technology advances and the Company learns more about customer requirements. The Company is currently undertaking another upgrade of the AutoCAT 2 WAVE software, which is presently expected to be released in mid-2006.

Although the Company is encouraged by the early sales results of its AutoCAT®2 WAVE and related LightWAVE catheter system, the selling cycle for IAB pumps is long and involves a number of decision-makers in any given hospital. As a result, the Company is cautiously optimistic about this product's future sales growth. The Company continues to believe that this new technology represents a major step forward in IAB pumping and, should enable the Company to gain market share based on its superior performance across a range of cardiac requirements.

CorAide LVAS. In April 2001, the Company entered into an agreement with The Cleveland Clinic Foundation, or the CCF, for the exclusive license of the CCF's patents in the field of non-pulsatile, centrifugal flow ventricular assist devices for the treatment of congestive heart failure and a related agreement for continued research and development on the CorAide™ ventricular assist device that had been a joint development effort of the CCF and the National Institutes of Health. The unique, magnetically suspended flow pumping mechanism of the CorAide™ device uses moving blood as its lubricating system. Arrow considers the CorAide to be one of the most promising, continuous flow bridge-to-transplant devices currently in development and believes it may represent a future generation permanent ventricular assist device if human organ systems prove to be adaptable to non-pulsatile blood flow over a long period of time.

During fiscal 2005, the Company continued its previously reported European clinical trials of the CorAide™LVAS. The clinical trial results to date have been encouraging, showing that the CorAide is operating as expected. Since the resumption of the European clinical trials in February 2005, there have been no issues with hemolysis, thrombosis or with the performance of the device itself. In addition, the device has provided patients with a much improved quality of life, in many cases allowing them to live at home. The Company recognizes that while the clinical investigators are pleased with the performance of the device, these results are relatively preliminary and the number of patients is small, making it too early in the trial process to draw definitive conclusions regarding the long-term viability of the device. The Company plans to continue these clinical trials throughout fiscal year 2006.

The Company views the CorAide™ LVAS as a long-term development program. The current version of the CorAide™ device is not fully implantable and is intended to provide support for patients waiting for heart transplantation or considered candidates for bridging to natural recovery of ventricular function. The Company believes that the CorAide™'s smaller size, less invasive surgical approach and inherently simpler design promises better opportunities for broader market acceptance than currently marketed LVAS devices.

HemoSonic. During fiscal 2005, the Company continued to support its HemoSonic™ cardiac output monitoring system that continuously measures descending aortic blood flow using a non-invasive esophageal ultrasound probe. The Company is currently developing a second generation version of the device that will have a more extensive feature set, which the Company believes will be more user-friendly and better able to meet the needs of a broader range of clinicians. Market evaluation of the second generation device is expected to begin in calendar year 2006.

LionHeart™ LVAS. As announced on April 7, 2005, the Company's Board of Directors decided to discontinue the development, sales and marketing programs related to its Arrow LionHeart LVAS, a fully implantable device providing long-term cardiac assist for

Health Care Cost Containment and Third Party Reimbursement

Government and private sector initiatives to limit the growth of health care costs, including price regulation, competitive pricing, insurance coverage and payment policies, and managed-care arrangements, are continuing in the United States and in many other countries where the Company does business. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. Government programs, including Medicare and Medicaid, private health care insurance and managed-care plans have attempted to control costs by limiting the amount of reimbursement such third party payors will pay to hospitals, other medical institutions and physicians for particular products, procedures or treatments. The increased emphasis on health care cost containment has resulted in reduced growth in demand for certain of the Company's products in markets in the U.S. where Arrow has 80% or greater market share, and protecting that market share has affected the Company's pricing in some instances. The Company also continues to face pricing pressures in certain product lines in both European and Japanese markets as governments strive to curtail increases in health care costs. The Company anticipates that the U.S. Congress, state legislatures, foreign governments and the private sector will continue to review and assess alternative health care delivery and payment systems. The Company cannot predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what impact the adoption of any federal, state or foreign health care reform, private sector reform or market forces may have on its business. There can be no assurance that any such reforms will not have a material adverse effect on the Company's business, financial condition or results of operations.

Competition

Arrow faces substantial competition from a number of other companies in the market for catheters and related medical devices and equipment, ranging from small, start-up enterprises to companies that are larger than Arrow with greater financial and other resources. In addition, in response to concern about the rising costs of health care, U.S. hospitals and physicians are placing increasing emphasis on cost-effectiveness in the selection of products to perform medical procedures. The Company believes that its products are competing primarily on the basis of product differentiation, product quality and cost-effectiveness, and that its comprehensive manufacturing capability enables it to expedite the development and market introduction of new products and to reduce manufacturing costs, thereby permitting the Company to respond more effectively to competitive pricing in an environment where its ability to increase prices is limited.

Environmental Compliance

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. In the course of its business, the Company is involved in the handling, storing and disposal of materials which are classified as hazardous.

The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. Although the Company continues to make any necessary capital and operational expenditures for protection of the environment, it does not anticipate that these expenditures will have a material adverse effect on its business, financial condition or results of operations.

Product Liability and Insurance

The design, manufacture and marketing of medical devices of the types produced by the Company entail an inherent risk of product liability. The Company's products are used in surgical and intensive care settings with seriously ill patients. Although the Company believes that, based on claims made against the Company in the past, the amount of product liability insurance maintained by the Company is adequate, there can be no assurance that such insurance will be available, or in an amount sufficient to satisfy claims made against the Company in the future, or that the Company will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. The Company's primary global product liability insurance policy is on a claims made basis. Product liability claims in the future, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on the Company's business, reputation, its ability to attract and retain customers for its products, and its results of operations.

Employees

As of October 1, 2005, the Company had approximately 3,700 full-time employees, of which 274 were hourly-paid manufacturing employees at the Company's Reading and Wyomissing, Pennsylvania facilities. These hourly-paid employees are represented by the United Steelworkers of America AFL-CIO, Local 8467 (the "Union"). The Company and the Union are currently operating under a three-year agreement that expires in August 2006. The Company has never experienced an organized work stoppage or strike and considers its relations with its employees to be good.

Available Information

Arrow's internet address is: http://www.arrowintl.com. The Company makes available, free of charge, on its internet website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information filed or furnished pursuant to the Securities Exchange Act of 1934 as soon as reasonably practicable after these filings have been made electronically with the SEC. The Company's Code of Conduct, which applies to all of its directors, officers and other employees, is also posted on its website. Information contained on the Company's website is not incorporated by reference in this report.

Certain Risks Relating to Arrow

From time to time, in both written reports and in oral statements by the Company's senior management, expectations and other statements are expressed regarding the Company's future performance. These forward-looking statements are inherently uncertain and investors must recognize that events could turn out to be different than such expectations and statements. Key factors impacting the Company's current and future performance are discussed elsewhere in this report and in the Company's other filings with the SEC. In addition to such information, investors should consider the following risk factors in evaluating the Company and its business, as well as in reviewing forward-looking statements contained in this report and in the Company's other periodic reports that it files with the SEC and in oral statements made by its senior management. The Company's actual results could differ materially from such forward-looking statements due to material risks, uncertainties and contingencies, including, without limitation, those discussed below.

Stringent Government Regulation

The Company's products are subject to extensive regulation by the FDA and, in some jurisdictions, by state, local and foreign governmental authorities. In particular, the Company must obtain specific clearance or approval from the FDA before it can market new products or certain modified products in the United States. In the United States, permission to distribute a new device generally can be met either through a 510(k) premarket notification or an application for a premarket approval, or PMA.

Under the FDA's requirements, if a manufacturer can establish that a newly developed device is "substantially equivalent" to a legally marketed predicate device, the manufacturer may seek marketing clearance from the FDA to market the device by filing a 510(k) premarket notification with the FDA. With the exception of one product, the Company has, to date, obtained FDA marketing clearance for its products only through the 510(k) premarket notification process. The 510(k) premarket notification must be supported by data establishing the claim of substantial equivalence to the satisfaction of the FDA. The process of obtaining a 510(k) clearance is normally three months or less. However, this process may take several months to a year or longer.

If substantial equivalence cannot be established or if the FDA determines that additional safety and effectiveness data is required to support an approval, the FDA will require that the manufacturer submit a PMA application that must be approved by the FDA prior to marketing the device in the United States. The PMA application must be supported by extensive data, including preclinical (laboratory) data and human clinical data, to demonstrate the safety and efficacy of the device with respect to its intended use disclosed in the application.

Certain of the Company's products under development, including its CorAide™ ventricular assist device, require approval through the more rigorous PMA application process. By regulation, the FDA has 180 days to review a PMA application and during that time an advisory committee may evaluate the application and provide recommendations to the FDA. While the FDA has approved PMA applications within the allotted time period, review more often occurs over a significantly protracted period, usually 18 to 36 months, and a number of devices have never been cleared for marketing.

The process of obtaining 510(k) clearances or PMAs can be time consuming and expensive. There can be no assurance that the FDA will grant all such clearances or approvals sought by the Company or that FDA review will not involve delays adversely affecting the marketing and sale of its products. Both a 510(k) premarket notification and a PMA application, if approved, may also include significant limitations on the indicated uses for which a product may be marketed. FDA enforcement policy prohibits the promotion of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing.

The FDA often requires post-market surveillance requirements for significant risk devices, such as ventricular assist devices, that require ongoing collection of clinical data during commercialization, which must be gathered, analyzed and submitted to the FDA periodically for up to several years. These data collection requirements can be burdensome.

The Company is also required to adhere to applicable U.S. and international quality system regulations, which require that the Company manufacture its products and maintain its records in a prescribed manner with respect to design, test, and manufacturing and quality control activities. To the extent that any quality issues are identified with respect to the Company's products, the Company could be subject to substantial costs and write-offs, which could materially impact its results of operations. In addition, the Company is required to comply with FDA requirements for labeling and promotion of its products.

Medical device laws are also in effect in many of the countries outside the U.S. in which the Company does business. These laws range from comprehensive device approval and quality system requirements for some or all of the Company's products to simpler requests for product data, certifications or compliance with packaging or labeling requirements. Many of the regulations applicable to the Company's products in foreign countries are similar to those of the FDA and the number, scope and stringency of these requirements are increasing, which is adding to the delays and uncertainties associated with new product releases, as well as the clinical and regulatory costs of supporting such releases. For example, in the European Union, a single regulatory approval process has been created, with approval represented by the CE-mark. Although the Company has to date received authorization to CE-mark many of its more innovative products, including its Cannon Catheter™, there can be no assurance that its other products under development will be able to meet this stringent requirement for marketing a medical device in the European Union. In addition, the Company is required to notify the FDA if it exports to certain countries medical devices manufactured in the U.S. that have not been approved by the FDA for distribution in the U.S.

Failure to comply with applicable federal, state, local or foreign laws or regulations could subject the Company to enforcement action, including product seizures, recalls, operating restrictions, withdrawal of clearances or approvals, and civil and criminal penalties, including exclusion under Medicaid or Medicare, any one or more of which could have a material adverse effect on its business, financial condition and results of operations. Federal, state, local and foreign laws and regulations regarding the development, manufacture and sale of medical devices are subject to future changes. There can be no assurance that such changes will not have a material adverse effect on the Company's business, financial condition and results of operations.

Significant Competition and Continual Technological Change

The markets for medical devices are highly competitive. The Company currently competes with many companies in the development and marketing of catheters and related medical devices. Some of the Company's competitors have access to greater financial and other resources than it does.

Furthermore, the markets for medical devices are characterized by rapid product development and technological change. Technological advances by one or more of the Company's current or future competitors could render its present or future products obsolete or uneconomical. The Company's future success will depend upon its ability to develop new products and technology to remain competitive with other developers of catheters and related medical devices. The Company's business strategy emphasizes the continued development and commercialization of new products and the enhancement of existing products for the critical care and cardiac care markets. There can be no assurance that the Company will be able to continue to successfully develop new products and to enhance existing products, to manufacture these products in a commercially viable manner, to obtain required regulatory approvals or to gain satisfactory market acceptance for its products.

Health Care Cost Containment and Third Party Reimbursement

The Company's products are purchased principally by hospitals, hospital networks and hospital buying groups. Although its products are used primarily for non-optional medical procedures, the Company believes that the overall, escalating cost of medical products and services has led and will continue to lead to increased pressures upon the health care industry to reduce the cost or usage of certain products and services. In the United States, these cost pressures have led to increased emphasis on the price and cost-effectiveness of any treatment regimen and medical device. Third party payors, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care plans, which are billed by hospitals for such health care services, are increasingly negotiating the prices charged for medical products and services and may deny reimbursement if they determine that a device was not used in accordance with cost-effective treatment methods as determined by the payor, was experimental, unnecessary or used for an unapproved indication. As a result, even though a new medical device may have been approved by the FDA, the Company may find limited demand for the device until reimbursement approval has been obtained from governmental and private third party payors. In international markets, reimbursement systems vary significantly by country. Many international markets have government managed health care systems that control reimbursement for certain medical devices and procedures and, in most such markets, there also are private insurance systems which impose similar cost restraints. There can be no assurance that hospital purchasing decisions or government or private third party reimbursement policies in the United States or in international markets will not adversely affect the profitability of the Company's products.

In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers tend to be larger, more complex and involve more long-term contracts than in the past. The enhanced purchasing power of these larger customers may also increase the pressure on pricing of the Company's products.

Several comprehensive health care reform proposals have been, and continue to be, considered by the U.S. Congress. While none of these proposals have to date been adopted, the intent of these proposals was, generally, to expand health care coverage for the uninsured and reduce the rate of growth of total health care expenditures. In addition, certain states have made significant changes to their Medicaid programs and have adopted various measures to expand coverage and limit costs. Several foreign countries in which the Company does business are also considering, and in some countries have already adopted, similar reforms to limit the growth of health care costs, including price regulation. Implementation of government health care reform, and other efforts to control costs may limit the price of, or the level at which reimbursement is provided for, the Company's products. The Company anticipates that the U.S. Congress, state legislatures, foreign governments and the private sector will continue to review and assess alternative health care delivery and payment systems. The Company cannot predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what impact the adoption of any federal, state or foreign health care reform, private sector reform or market forces may have on its business. There can be no assurance that any such reforms will not have a material adverse effect on the Company's business, financial condition or results of operations.

Dependence on Patents and Proprietary Rights

The Company owns numerous U.S. and foreign patents and has several U.S. and foreign patent applications pending. The Company also has exclusive license rights to certain patents held by third parties. These patents relate to aspects of the technology used in certain of the Company's products. In addition, certain of the Company's patents are due to expire within the next two years and the Company may be unsuccessful in its efforts to extend these patents through improvement patents or modifications. The failure to maintain its patents could have a material adverse effect on the Company. From time to time, the Company is subject to legal actions involving patent and other intellectual property claims. Successful litigation against the Company regarding its patents or infringement of the patent rights of others could have a material adverse effect on its business, financial condition and results of operations. In addition, there can be no assurance that pending patent applications will result in issued patents or that patents issued to or licensed-in by the Company will not be challenged or circumvented by competitors or found to be valid or sufficiently broad to protect its technology or to provide it with any competitive advantage. The Company also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to its trade secrets. The Company expends significant resources to monitor and enforce its intellectual property rights. However, it may not be able to detect infringement and its competitive position in the industry could be materially adversely affected.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Historically, litigation has been necessary to enforce and defend certain patent and trademark rights held by the Company. Future litigation may be necessary to enforce patent and other intellectual property rights belonging to the Company, to protect its trade secrets or other know-how owned by it, or to defend itself against claimed infringement of the rights of others and to determine the scope and validity of its and others' proprietary rights. Any such litigation could result in substantial cost to and diversion of effort by the Company. Adverse determinations in any such litigation could subject the Company to significant liabilities to third parties, require it to seek licenses from third parties for significant royalties or prevent it from manufacturing, selling or using certain of its products, any one or more of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with International Operations

Because the Company generates significant sales outside of the United States and many of its manufacturing facilities and suppliers are located outside of the U.S., it is subject to risks generally associated with international operations, such as: unexpected changes in regulatory requirements; tariffs, customs, duties and other trade barriers; difficulties in staffing and managing foreign operations; differing labor regulations; longer payment cycles and problems in collecting accounts receivable; risks arising from a specific country's or region's political or economic conditions, including the possibility of terrorist actions; fluctuations in currency exchange rates; foreign exchange controls that restrict or prohibit repatriation of funds; export and import restrictions or prohibitions; delays from customs brokers or government agencies; changes in foreign medical reimbursement policies and programs; differing protection of intellectual property; and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws. Any one or more of these risks could materially adversely impact the success of the Company's international operations. As the Company's revenues from international operations increase, an increasing portion of its revenues and expenses are being denominated in currencies other than U.S. dollars and, consequently, changes in exchange rates are having a greater effect on its operations. Inventory management is a concern in international operations due to the potential for rapidly changing business conditions and currency exposure. There can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that laws or administrative practices relating to regulation of medical devices, labor, taxation, foreign exchange or other matters of countries within which the Company operates will not change. Any such change could also have a material adverse effect on the Company's business, financial condition and results of operations.

Potential Product Liability

The Company's business exposes it to potential product liability risks which are inherent in the design, manufacture and marketing of catheters and related medical devices. The Company's products are often used in surgical and intensive care settings with seriously ill patients. In addition, many of the medical devices manufactured and sold by the Company are designed to be implanted in the human body for long periods of time, and component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks with respect to these or other products manufactured or sold by the Company could result in an unsafe condition or injury to, or death of, the patient. The occurrence of such a problem could result in product liability claims and/or a recall of, or safety alert relating to, one or more of the Company's products. There can be no assurance that the product liability insurance maintained by the Company will be available or sufficient to satisfy all claims made against it or that it will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims, safety alerts or product recalls in the future, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on the Company's business, reputation, its ability to attract and retain customers for its products and its results of operations. In recent years, physicians, hospitals and other medical service providers who are users of the Company's products have become subject to an increasing number of lawsuits alleging medical malpractice. Medical malpractice suits often involve large claims and substantial defense costs. The Company is subject to the risks associated with any such medical malpractice lawsuits.

Supply Interruptions

Raw materials and purchased components relating to the Company's business have typically been available within the lead times required by the Company. However, there can be no assurance that they will continue to be available on the same terms. The Company maintains single suppliers for certain of its out-sourced components, and, although it is exploring alternative vendors for most of these items, there can be no certainty that suitable alternative vendors can be identified. Furthermore, the Company does not typically pursue regulatory qualification of alternative sources due to the strength of its existing supplier relationships and the time and expense associated with this regulatory process. If the Company is unable to obtain these raw materials or there is a significant increase in the price of materials or components, its business could be harmed.

Risks Associated with Derivative Financial Instruments

As a partial hedge against adverse fluctuations in exchange rates, the Company periodically enters into foreign currency exchange contracts with certain major financial institutions. By their nature, all such contracts involve risk, including the risk of nonperformance by counterparties. Accordingly, losses relating to these contracts could have a material adverse effect upon the Company's business, financial condition and results of operations. The Company's Foreign Currency Management Policy prohibits the use of derivative instruments for speculative purposes.

Dependence on Key Management

The Company's success depends upon the continued contributions of key members of its senior management team. Accordingly, loss of the services of one or more of these key members of management could have a material adverse effect on the Company's business. None of these individuals has an employment agreement with the Company.

Item 2. PROPERTIES

Arrow's corporate headquarters and principal research center, which is owned by the Company, is located in a 165,000 square foot facility in Reading, Pennsylvania. This facility, which also includes manufacturing space, is located on 126 acres.

Other major properties owned by the Company include a 203,800 square foot manufacturing and warehousing facility in Asheboro, North Carolina, which was recently expanded in fiscal 2005 to accommodate increased production and shipping requirements; a 145,000 square foot manufacturing facility in Wyomissing, Pennsylvania; a 40,000 square foot manufacturing facility in Chihuahua, Mexico; a 24,300 square foot manufacturing facility in San Antonio, Texas acquired in connection with the Company's acquisition of the Neo♥Care® product line in March 2003, which the Company expects to sell in fiscal 2006 as part of its plans to consolidate certain of its manufacturing operations; a 49,000 square foot manufacturing and warehouse facility in Mount Holly, New Jersey; and an 88,000 square foot manufacturing and research facility in the Czech Republic. The Company has also begun construction of an additional manufacturing site in Zdar, Czech Republic and has acquired an additional 110,000 square foot manufacturing site near its existing plant in Chihuahua, Mexico as part of its previously reported multi-year capital investment plan to increase its worldwide manufacturing capacity and rationalize its production operations, as further described elsewhere in this report.

In addition, the Company leases a 55,000 square foot manufacturing facility in Everett, Massachusetts; a 21,000 square foot sales office and distribution center in Hicksville, New York; a 22,500 square foot manufacturing facility in Camargo, Mexico; and a 19,000 square foot office center in Wyomissing, PA. The Company recently moved its European Distribution Center, previously situated in Weesp, Netherlands, to the Limberg region of Belgium and currently leases office and warehouse space at both facilities. The Company also leases sales offices and warehouse space in Canada, France, Germany, Japan, South Africa, Spain, Italy, Slovakia and Greece, and sales office space in Mexico.

The Company considers all of its facilities to be in good condition and adequate to meet the present and reasonably foreseeable needs of the Company. The Company believes that it will be able to renew all leases that it intends to renew on commercially reasonable terms as they become due or, if it is unable to renew them, that suitable replacement space would be available on commercially reasonable terms.

Item 3. LEGAL PROCEEDINGS

The Company is a party to certain legal actions, including product liability matters, arising in the ordinary course of its business. The Company is also subject to legal actions involving patent and other intellectual property claims. Based upon information presently available to the Company, the Company believes it has adequate legal defenses or insurance coverage for these actions and, except as set forth under Item 1. Business – Patents, Trademarks, Regulatory Rights and Licenses, that the ultimate outcome of these actions would not have a material adverse effect on the Company's business, financial condition or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of fiscal 2005 through the solicitations of proxies or otherwise.

Executive Officers

The executive officers of Arrow and their ages and positions as of November 1, 2005 are listed below. All executive officers are elected or appointed annually and serve at the discretion of the Board of Directors. There are no family relationships among the executive officers of the Company.

Name	Age	Current Position
Carl G. Anderson, Jr.	60	Chairman and Chief Executive Officer
James T. Hatlan	58	Senior Vice President - Manufacturing
Frederick J. Hirt	57	Senior Vice President-Finance and Chief Financial Officer
Carl W. Staples	54	Senior Vice President-Human Resources
Kenneth E. Imler	56	Senior Vice President-Regulatory Affairs and Quality Assurance
John C. Long	40	Vice President – Secretary and Treasurer

Mr. Anderson has served as Chairman and Chief Executive Officer of the Company since September 1, 2003. Mr. Anderson succeeded Marlin Miller, Jr., who retired from the Company on August 31, 2003 after serving as its Chairman of the Board and Chief Executive Officer since it was founded in 1975. From January 2002 to August 31, 2003, Mr. Anderson served as Vice Chairman of the Board and General Manager of the Company's Critical Care Division with responsibility for worldwide sales, marketing, research and development of the Company's critical care products. Mr. Anderson has served as a director of Arrow since January 1998 and, prior to his employment by the Company, served as President and Chief Executive Officer of ABC School Supply, Inc., a producer of materials and equipment for public and private schools, from May 1997 to December 2001. Mr. Anderson served as Principal with the New England Consulting Group, a general management and marketing consulting company, from May 1996 to May 1997, as Vice President, General Manager, Retail Consumer Products of James River Corporation, a multinational company engaged in the development, manufacture and marketing of paper-based consumer products ("James River"), from August 1994 to March 1996, and as Vice President, Marketing, Consumer Brands of James River from May 1992 to August 1994, and in various capacities with Nestle Foods Corporation, the latest as Vice President, Division General Manager, Confections, from 1984 to May 1992. Prior thereto, Mr. Anderson served in several marketing and management capacities with Procter & Gamble from 1972 to 1984. Mr. Anderson also serves as a director of Carpenter Technology Corporation, a manufacturer of specialty steel.

Mr. Hatlan was elected Senior Vice President – Manufacturing effective October 27, 2004 and served as Vice President – Strategic Planning of the Company since September 2003. Prior to joining the Company, Mr. Hatlan served in several executive positions at ABC School Supply, Inc., a producer of materials and equipment for public and private schools, including as Chairman from 1997 to 2002, and held various senior management positions at James River Corporation, Tambrands Inc. and Procter & Gamble from 1972 to 1996.

Mr. Hirt was elected Senior Vice President – Finance and Chief Financial Officer effective October 27, 2004 and served as Vice President – Finance and Chief Financial Officer of the Company since August 1998. From August 1998 until January 2003, he also served as Treasurer of the Company. Prior to joining the Company, from 1980 to 1998, Mr. Hirt served in various capacities with Pharmacia & Upjohn, Inc., the latest as Vice President, Accounting and Reporting. From 1972 to 1980, Mr. Hirt served in several accounting positions at the international accounting firm of Coopers & Lybrand, the latest as audit manager.

Mr. Staples was elected Senior Vice President, Human Resources effective October 27, 2004 and served as Vice President, Human Resources of the Company since September 2002. Prior to joining the Company, Mr. Staples served as Vice President Human Resources and in various other human resources capacities with CIBA Specialty Chemicals, a manufacturer of specialty chemicals, from 1989 through August 2002. From 1974 to 1989, Mr. Staples served in various human resources-related positions with Sara Lee Corporation, Bausch & Lomb Incorporated, Rockwell International, and Union Carbide Corporation.

Mr. Imler was elected Senior Vice President Regulatory Affairs and Quality Assurance effective November 1, 2005. Prior to joining the Company, Mr. Imler served as Principal Consultant for Quintiles Consulting, a leading quality systems and regulatory consulting firm to the medical device, pharmaceutical and biologics industries, from April 1999 to October 2005. As described in Item 1 of this report, the Company engaged Quintiles in February 2005 to assist it in implementing rigorous compliance procedures to achieve the highest practicable levels of product quality assurance as part of its Project Operational Excellence program. From March 1997 to April 1999, Mr. Imler served as President and principal of KEI consulting, a private quality assurance and regulatory affairs consulting company. From 1995 to 1997, Mr. Imler served as Director of Quality Assurance and Regulatory Affairs for Medtronic Blood Management, a developer and manufacturer of hemostasis and thrombosis in-vitro diagnostics and auto transfusion systems. From 1993 to 1995, Mr. Imler served as Director of Quality Assurance and Regulatory Affairs for COBE Renal Care, a developer and manufacturer of renal dialysis equipment and disposables. From 1986 to 1993, Mr. Imler served as Director of Quality Assurance and Regulatory Affairs for Medtronic Heart Valve Division, a developer and manufacturer of biologic heart valves and associated cardiac surgery devices. Prior to 1986, Mr. Imler held various management positions in Quality Assurance and Regulatory Affairs at SmithKline/Beckman Instruments, a developer and manufacturer of clinical laboratory equipment and in-vitro diagnostics, and Behring Diagnostics, a developer and manufacturer of in-vitro diagnostics.

Mr. Long has served as Vice President and Treasurer of the Company since January 2003 and also as Secretary since April 2004, and served as Assistant Treasurer from 1995 to January 2003. Prior to joining the Company, Mr. Long served as Controller for the Jaindl Companies, a group of privately held companies involved in agribusiness and real estate development, from 1989 to 1995. From 1986 to 1989, Mr. Long was employed in the Allentown office of Concannon, Gallagher, Miller & Co., CPA's. Mr. Long also serves as a director of American Bank Incorporated, a regional commercial bank.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock has traded publicly on The Nasdaq Stock Market under the symbol "ARRO" since June 9, 1992, the date that its common stock was initially offered to the public. The table below sets forth the high and low sale prices of the Company's common stock as reported by The Nasdaq Stock Market and the quarterly dividends per share declared by the Company during the last eight fiscal quarters.

	Price per Share		
Quarter Ended	High	Low	Dividends per Share
August 31, 2005	$ 33.2400	$ 29.6000	$ 0.1500
May 31, 2005	$ 36.0200	$ 31.4800	$ 0.1500
February 28, 2005	$ 34.6800	$ 30.6000	$ 0.1500
November 30, 2004	$ 31.3000	$ 27.2100	$ 0.0900
August 31, 2004	$ 32.7200	$ 26.6100	$ 0.0900
May 31, 2004	$ 31.2800	$ 26.6200	$ 0.0900
February 29, 2004	$ 29.3700	$ 24.6100	$ 0.0900
November 30, 2003	$ 27.1000	$ 22.4300	$ 0.0800

As of October 1, 2005, there were approximately 489 registered shareholders of the Company's common stock.

Issuer Purchases of Equity Securities

The Company's Board of Directors has authorized the repurchase of up to a maximum of 4,000,000 shares under a share repurchase program announced on March 23, 1999 (for up to 2,000,000 shares) and extended on April 6, 2000 (for up to an additional 2,000,000 shares). As of August 31, 2005, the Company had repurchased a total of 3,603,600 shares under this program for approximately $57,532,444 since the program's inception in March 1999. However, no shares were repurchased by the Company under the program (or otherwise) during fiscal 2005.

For the Fiscal Year Ended August 31, 2005		Total Program to Date	
Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under the Program
-	-	3,603,600	396,400

Item 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data for the years ended August 31, 2005, 2004, 2003, 2002 and 2001 have been derived from the Company's audited consolidated financial statements. The consolidated financial statements of the Company as of August 31, 2005 and 2004 and for each of the three years in the period ended August 31, 2005, together with the notes thereto and the related report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, are included in Item 8 of this report. The following data should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Item 7 of this report.

	2005	2004	2003	2002	2001
		(In thousands, except per share amounts)			
Consolidated Statement of Income Data:					
Net sales	$ 454,296	$ 433,134	$ 380,376	$ 340,759	$ 334,042
Cost of goods sold	240,457	208,687	190,246	169,625	158,573
Gross profit	213,839	224,447	190,130	171,134	175,469
Operating expenses					
Research and development	29,692	30,374	28,170	26,165	25,209
Selling, general, and administrative	128,232	110,192	89,354	78,406	78,499
Restructuring charge	1,886	208	-	-	-
Special charges*	-	-	8,000	8,005	-
Total operating expenses	159,810	140,774	125,524	112,576	103,708
Operating income	54,029	83,673	64,606	58,558	71,761
Other expenses (income), net	(795)	796	(2,312)	781	2,291
Income before income taxes	54,824	82,877	66,918	57,777	69,470
Provision for income taxes	15,311	26,935	21,248	18,777	22,925
Net income	$ 39,513	$ 55,942	$ 45,670	$ 39,000	$ 46,545
Basic earnings per common share	$ 0.89	$ 1.28	$ 1.05	$ 0.89	$ 1.06
Diluted earnings per common share	$ 0.88	$ 1.26	$ 1.04	$ 0.88	$ 1.05
Cash dividends per common share	$ 0.5400	$ 0.3500	$ 0.1950	$ 0.1375	$ 0.1275
Weighted average shares used in computing basic earnings per common share	44,300	43,559	43,399	43,826	43,991
Weighted average shares used in computing diluted earnings per common share	45,008	44,302	43,773	44,211	44,241

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock effected on August 15, 2003.

	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)				
Balance Sheet Data:					
Working capital	$238,606	$209,602	$163,914	$ 157,162	$ 110,227
Total assets	$600,490	549,208	493,897	426,776	418,209
Notes payable and current maturities of long-term debt	27,945	29,056	28,731	16,432	50,722
Long-term debt, excluding current maturities	-	-	3,735	300	600
Shareholders' equity	478,507	446,331	390,646	360,356	326,089

Certain prior period amounts in the table above have been reclassified to conform to the fiscal 2005 presentation (see Notes to Consolidated Financial Statements – Note 1 in Item 8 of this report).

* See Notes to Consolidated Financial Statements – Note 2 in Item 8 of this report for a description of the special charges recorded in fiscal 2003. The Company recorded special charges in the fourth quarter of fiscal 2002 amounting to a total of $8,005 relating to the matters described below. Intangible assets in the aggregate amount of $4,715 were written off relating to purchased technologies the Company has decided not to support for (1) Pullback Atherectomy Catheterization (PAC), (2) Intra-aortic balloon (IAB) pumping software and (3) microwave ablation technology . The Company's special charge relating to the PAC resulted from its discontinuation of support for this development project due to changes in the market outlook for this device. The special charge related to the IAB pumping software resulted from the Company's decision to evaluate a new pump which would not utilize this software. The special charge relating to microwave ablation resulted from the Company's decision to discontinue its efforts to further develop this technology for treating liver ablation. Also included in the special charge is the write-off of an investment of $2,000 in a developer and manufacturer of systems to measure certain cardiac functions due to the developer's uncertain access to future financing and unfavorable financial condition. Finally, due to a delay in obtaining CE mark approval to sell the Arrow LionHeart™ LVAS, in Europe, the Company incurred $1,290 of manufacturing variances related to systems being produced for market introduction.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes certain forward-looking statements. Such forward-looking statements are subject to a number of factors, including material risks, uncertainties and contingencies, which could cause actual results to differ materially from the forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see Item 1. Business – Certain Risks Relating to Arrow and the Company's other reports filed with the SEC.

Executive Overview

Arrow is a worldwide developer, manufacturer and marketer of a broad range of clinically advanced, disposable catheters, heart assist devices and related products for critical and cardiac care. The Company markets its products to physicians and hospitals through a combination of direct selling, independent distributors and group purchasing organizations. Within each hospital, marketing efforts are targeted to those physicians, including critical care specialists, cardiologists, anesthesiologists, interventional radiologists, nephrologists, emergency and trauma physicians, electrophysiologists and surgeons, most likely to use the Company's products. The Company's largest geographical markets are the United States, Europe and Japan.

The Company's revenues are generated from sales of its products, less certain related charges, discounts, returns and other allowances. The Company's costs and expenses consist of costs of goods sold; research and development expense; selling, general and administration expense; and other expenses (income). Costs of goods sold consist principally of costs relating to the manufacture and distribution of the Company's products. Research and development expense consists principally of expenses incurred with respect to the Company's internal research, development and engineering activities to introduce new products to market and enhance its existing products, payments for third-party research and development activities, and acquired in-process research and development costs arising from the Company's acquisition activities. Selling, general and administrative expense consists principally of costs associated with the Company's marketing and sales efforts and administrative operations and commitments. Other expenses (income) consists principally of interest expense on the Company's outstanding indebtedness, interest income and other items, such as foreign currency exchange gains and losses, which may impact the comparability of the Company's results of operations between periods.

The Company's ability to grow its net income largely depends upon generating increased sales of its products, particularly its higher margin products, and further improving its operating efficiency. The Company's sales growth is driven by its development and marketing of clinically advanced new products and enhancements to its existing products to increase their effectiveness, ease of use, safety and reliability, as well as to expand the clinical applications for which their use is appropriate. The Company also anticipates generating higher sales through selective acquisitions of new businesses, products and technologies that complement its existing product lines, as it has done from time to time in the past.

The Company is focused on improving operating margins and sales growth by increasing the efficiency and overall capacity of its manufacturing operations while maintaining effective cost-containment programs. In this regard, in April 2004, the Company initiated a multi-year capital investment plan to increase its worldwide manufacturing capacity to better meet customer demand and rationalize its production operations, the first phase of which entails the construction and acquisition of additional manufacturing facilities in the Czech Republic and Mexico, and is ongoing. The Company is also in the process of consolidating certain of its U.S.-based manufacturing operations, improving its production technology by investing in new, state-of-the-art manufacturing equipment and processes, and implementing enhanced good manufacturing practices and compliance procedures to achieve the highest practicable levels of product quality assurance, all as part of its Project Operational Excellence program. In addition, in recent years, the Company has improved gross profit margins through selective acquisitions of some of its distributors and/or distribution rights in key U.S. and international markets, thereby increasing the percentage of its sales generated by its direct sales force.

The Company faces substantial competition from a number of other companies in the market for catheters and related medical devices and equipment, ranging from small start-up enterprises to companies that are larger than Arrow with greater financial and other resources. In addition, in response to concern about the rising costs of health care, U.S. hospitals and physicians are placing increasing emphasis on cost-effectiveness in the selection of products to perform medical procedures. The increased emphasis on health care cost containment has resulted in reduced growth in demand for certain of the Company's products in markets in the U.S. where Arrow has 80% or greater market shares, and protecting that market share has affected the Company's pricing in some instances. The Company also continues to face pricing pressures in certain product lines in both European and Japanese markets as governments strive to curtail increases in health care costs. The Company believes that its comprehensive manufacturing capability, which as described above is in the process of being expanded, enables it to expedite the development and market introduction of new products and to reduce manufacturing costs, thereby permitting it to respond more effectively to competitive pricing in an environment where its ability to increase prices is limited.

Management's discussion and analysis (MD&A) begins with an examination of the material changes in the Company's operating results for fiscal 2005 as compared to fiscal 2004, and its operating results for fiscal 2004 as compared to fiscal 2003. The discussion then provides an examination of liquidity and capital resources, focusing primarily on material changes in operating, investing and financing activities as depicted in the Company's consolidated statements of cash flows included in Item 8 of this report, information on the Company's available credit facilities and a summary of its outstanding contractual obligations. Finally, MD&A provides information on critical accounting policies and estimates and new accounting standards.

Results of Operations

The following table presents for the three years ended August 31, 2005 Consolidated Statements of Income expressed as a percentage of net sales and the period-to-period percentage changes in the dollar amounts of the respective line items.

	Percentage of Net Sales			Period-to-Period Percentage Change		
	Year ended August 31,			2005 vs 2004	2004 vs 2003	2003 vs 2002
	2005	2004	2003			
Net sales	100.0 %	100.0 %	100.0 %	4.9 %	13.9 %	11.6 %
Gross profit	47.1	51.8	50.0	(4.7)	18.0	11.1
Operating expenses:						
Research and development	6.5	7.0	7.4	(2.3)	7.8	7.6
Selling, general and administrative	28.2	25.4	23.5	16.3	23.3	14.0
Restructuring charge	0.5	0.1	-	806.7	*	*
Special charges**	-	-	2.1	-	0.0	0.0
Operating income	11.9	19.3	17.0	(35.5)	29.6	10.2
Other expenses (income), net	(0.2)	0.1	(0.6)	(199.9)	(134.4)	396.0
Income before income taxes	12.1	19.2	17.6	(33.9)	23.9	15.7
Provision for income taxes	3.4	6.3	5.6	(43.2)	26.8	13.2
Net income	8.7 %	12.9 %	12.0 %	(29.3) %	22.3 %	17.2 %

*Not a meaningful comparison
**See Item 8. Financial Statements and Supplementary Data in this report for a description of special charges

Fiscal 2005 Compared to Fiscal 2004

Net Sales
Net sales increased by $21.2 million, or 4.9%, to $454.3 million in fiscal 2005 from $433.1 million in fiscal 2004 due primarily to an increase in critical care sales, as well as an increase in cardiac care sales and a favorable foreign exchange impact during fiscal 2005 as a result of the weakness of the U.S. dollar relative to currencies of countries in which the Company operates direct sales subsidiaries. This foreign exchange impact resulted in increased sales for fiscal 2005 of $5.5 million or 1.3% of total Company sales. Net sales represent gross sales invoiced to customers, less certain related charges, discounts, returns and rebates. The following is a summary of the Company's sales by product platform:

Sales by Product Platform (in millions)	For the years ended	
	August 31, 2005	August 31, 2004
Central venous catheters	$235.2	$ 222.7
Specialty catheters	142.3	135.1
Non-Arrow distributed products	7.9	12.0
Subtotal critical care	385.4	369.8
Cardiac care	68.9	63.3
TOTAL	$454.3	$ 433.1

Sales of critical care products increased 4.2% to $385.4 million from $369.8 million in fiscal 2004 due primarily to increased sales of central venous catheters and specialty catheters, offset by decreased sales of products distributed by Stepic Medical, the Company's former New York City distributor, the net assets of which it acquired in September 2002. Sales of central venous catheters increased in fiscal 2005 due primarily to a continued increase in the number of hospitals that are purchasing the Company's procedure kits featuring its safety devices and ARROWg+ard® antiseptic surface treatments, offset in part by decreased sales of neonatal products resulting from the Company's previously reported decision in January 2005 to temporarily cease manufacturing, shipping and selling of its Neo♥Care® product line until it completes the integration of its Neo♥Care® manufacturing operations and implementation of all corrective actions in response to previously reported FDA compliance concerns. Sales of specialty catheters increased in fiscal 2005 due to improved sales of arterial products, special procedure products, intravenous and extension sets, and epidural products. Sales of cardiac care products increased 8.8% to $68.9 million from $63.3 million in fiscal 2004 due primarily to increased international sales of both intra-aortic balloon pumps and Super Arrow-Flex® products. Total Company U.S. sales decreased 0.8% to $277.6 million from $279.9 million in the prior year principally as a result of decreased sales of products distributed by Stepic Medical and decreased sales of neonatal products for the reason described above, offset in part by increased sales of specialty catheters. International sales increased by 15.3% to $176.7 million from $153.2 million in the prior year, principally as a result of increased sales of central venous catheters, specialty catheters, IAB catheters and pumps, Super Arrow-Flex® products and the effect of foreign currency exchange rates, as noted above. International sales represented 38.9% of net sales in fiscal 2005, compared to 35.4% in fiscal year 2004.

The ARROWg+ard® conversion percentages, which are the number of units sold with the ARROWg+ard® antiseptic surface treatments as a percentage of the Company's total multilumen and hemodialysis unit sales, increased to 37% in fiscal 2005 from 36% in the comparable prior year period for total Company sales. The ARROWg+ard® conversion percentages for the U.S. market increased to 64% in fiscal 2005 from 62% in the comparable prior year period.

The safety device procedure kits conversion percentages, which are the number of units sold with the Company's procedure kits featuring its safety devices as a percentage of the total number of units sold of the Company's products that could potentially include safety device procedure kits, increased to 9% in fiscal 2005 from 7% in the comparable prior year period for total Company sales. The safety device procedure kit conversion percentages for the U.S. market in fiscal 2005 increased to 17% from 14% in the comparable prior year period.

Gross Profit

Gross profit decreased 4.7% to $213.8 million in fiscal 2005 from $224.4 million in fiscal 2004. As a percentage of net sales, gross profit decreased to 47.1% in fiscal 2005 compared to 51.8% in fiscal 2004. The decrease in gross margin was due primarily to several items, including the following: (1) the recording of a $12.4 million reserve in the fourth quarter of fiscal 2005 primarily for inventory components in excess of 36 months forecasted usage (as well as obsolete field service parts), consisting of $5.0 million of critical care product raw materials, semi-finished and finished goods, $3.5 million of Hemosonic components and $3.9 million of IAB inventories, which was due primarily to a change in the fourth quarter of fiscal 2005 from an order point to a Materials Requirement Planning system and an analysis in greater detail of planned future usage as compared to inventory quantities on hand; as a result, the Company was able to modify its estimates used to account for excess inventory; (2) the recording of a provision to cost of sales of $4.6 million in the second quarter of fiscal 2005 for inventory and manufacturing equipment related to the Company's LionHeart LVAS as a consequence of the Board of Directors' decision in April 2005 to discontinue the development, sales and marketing programs related to the LionHeart; (3) incremental cost of sales of $1.9 million in the second quarter of fiscal 2005 related to the Company's voluntary early retirement program; (4) a $2.1 million write off of manufacturing equipment no longer in use based on physical inventories in the fourth quarter of fiscal 2005 of the Company's worldwide equipment; (5) lower margins realized in fiscal 2005 on the sale of inventories of products acquired as part of the Company's purchase of the net assets of AB Medica, the Company's former Italian distributor, in September 2004, as further discussed below under "Liquidity and Capital Resources – Investing Activities"; and (6) unfavorable inventory adjustments in fiscal 2005 resulting from the scrapping of returned goods and periodic cycle counting of inventories. This negative impact on margins relative to the prior fiscal year was offset in part by the following: (1) a $3.5 million reduction in depreciation expense in the fourth quarter of fiscal 2005 for a correction of fixed asset lives related to manufacturing equipment in the Company's non-U.S. facilities, as those lives were shorter than those prescribed by the Company's policy; (2) higher margins resulting from increased sales of the Company's procedure kits featuring its safety devices and ARROWg+ard®; (3) higher than average margins realized on increased sales of renal access products during fiscal 2005 associated with the Company's acquisition of Diatek in November 2002; and (4) higher cost of sales in fiscal 2004 due to the Company's write off of $3.1 million of inventory in the third quarter of fiscal 2004 for certain LionHeart components that became obsolete with the Company's decision during that quarter not to proceed with the LionHeart Phase II U.S. clinical trials using the first generation LionHeart power system.

Product Recall

As previously reported, on December 3, 2004 the Company announced a voluntary nationwide recall of all of its NEO♥PICC® 1.9 FR Peripherally Inserted Central Catheters (the "NeoPICC Catheters") as a result of having received several reports of adverse events involving the utilization of the NeoPICC Catheters. The NeoPICC Catheter is part of the Company's Neo♥Care product line of catheters and related procedure kits for neonatal intensive care that it acquired from Klein Baker Medical, Inc. in March 2003. The Company cooperated with the FDA in conducting the voluntary recall. As of November 14, 2005, the Company had not received any product liability claims in connection with the product recall.

In the first quarter of fiscal 2005, the Company recorded a charge against net sales of $0.5 million representing its issued sales credits as of January 7, 2005 and an estimate for those sales credits yet to be issued relating to returned NeoPICC Catheters. As of August 31, 2005, the Company had issued sales credits totaling the full $0.5 million and does not anticipate the need to issue any additional credits.

To address the inspectional observations of the FDA, the Company in January 2005 temporarily ceased the manufacture, shipment and sale of its entire Neo♥Care product line, including the NeoPICC Catheters. In addition, the Company moved its Neo♥Care manufacturing operations into its existing manufacturing structure and suspended sales until it implements all corrective actions related to the FDA's December 2004 inspections of the Company's facilities in San Antonio, Texas and Reading, Pennsylvania. Shipments of the Neo♥Care product line, other than the NeoPICC Catheters, are presently expected to resume in calendar year 2006. Shipment of the NeoPICC Catheters will resume after receipt of FDA clearance of a new 510(k) premarket notification for these products, which is also presently expected to occur in calendar year 2006.

The Company's fiscal 2004 Neo♥Care product line sales were $7.6 million. Inventories of NeoPICC Catheters at August 31, 2005 amounted to $0.3 million, which the Company had fully reserved for as of August 31, 2005. Inventories of other Neo♥Care products were approximately $1.4 million at August 31, 2005.

Research and Development

Research and development expenses decreased by 2.3% to $29.7 million in fiscal 2005 from $30.4 million in the comparable prior year period. As a percentage of net sales, these expenses decreased to 6.5% in fiscal 2005 compared to 7.0% in fiscal 2004. The decrease in research and development expenses was primarily due to decreased spending in fiscal 2005 on the LionHeart program, resulting from the Company's Board of Director's decision to discontinue the development, sales and marketing programs related to its LionHeart LVAS during the third quarter of fiscal 2005, offset in part by increased expenditures for the Company's critical care product line, including incremental research and development spending on its ARROWg+ard® antiseptic treatment products and peripherally inserted central catheter, or PICC, products, and increased expenditures for external professional fees in connection with the Company's completion of its investigation into the root causes for its recall of the NeoPICC Catheters.

Selling, General and Administrative

Selling, general and administrative expenses increased by 16.3% to $128.2 million in fiscal 2005 from $110.2 million in the comparable prior year period, and were 28.2% of net sales in fiscal 2005 compared to 25.4% in fiscal 2004. This increase was due primarily to the following factors: (1) incremental expenses related to the implementation of various special Company-wide programs, including $5.0 million related to the Company's voluntary early retirement program, $4.0 million related to the Company's review of its internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, $3.5 million incurred as a result of the Company's Project Operational Excellence program, $1.3 million in connection with the Company's corporate brand re-positioning program, and $0.5 million related to the completion of a study by an outside consulting firm of the Company's LVAS program during the first quarter of fiscal 2005; (2) increased costs of $2.0 million related to the settlement of a claim for indemnification related to a divested business during the fourth quarter of fiscal 2005 which the Company paid on November 4, 2005; (3) increased international costs, including $1.8 million related to the expansion of the Company's Italian direct sales subsidiary following the Company's acquisition of AB Medica in September 2004, $1.5 million resulting from the weakness of the U.S. dollar relative to currencies of countries in which the Company operates direct sales subsidiaries, and $0.9 million related to the continued enhancement of the Company's European sales office; and (4) increased amortization expense of $1.0 million related to the intangible asset included as part of the acquisition of AB Medica in September 2004. These increases were offset in part by the following: (1) decreased expenses of $2.7 million due to a reduction in the accrual for the Company's income growth bonus plan for its executive officers and key management employees; (2) decreased expenses of $1.2 million related to legal costs associated with the Company's defense of patent litigation relating to certain of its hemodialysis catheter products incurred in fiscal 2004; (3) the non-recurrence of both a $1.3 million charge for severance and other costs incurred in fiscal 2004 in connection with the reorganization of some of the Company's operations and $0.6 million charge in fiscal 2004 for a write-off of manufacturing equipment related to the LionHeart LVAS; and (4) decreased expenses of $0.3 million related to the correction of fixed asset lives associated with the Company's foreign sales subsidiaries.

Net Periodic Pension Cost

Net periodic pension cost is recorded in operating expenses in amounts determined by the Company's actuaries and is based on management's estimates of expected interest rates, expected rates of return on plan assets and expected compensation increases. These estimates reflect management's best judgments in the current circumstances. Actual results may differ from the estimates. Interest rate assumptions are based on market rates at the beginning of the Company's fiscal year. Expected rates of return on plan assets are based in part on the Company's historical asset portfolio performance over the prior ten year period and also on the estimated rate of return on plan assets in the future. The Company's rate of compensation increase assumption is based on its historical compensation percentage increases as well as its expected rate increases in future periods.

Restructuring Charges

The Company recorded $1.9 million ($1.3 million after tax, or $0.03 diluted earnings per share) of restructuring charges in fiscal 2005 compared to $0.2 million ($0.1 million after tax, or less than $0.01 diluted earnings per share) in fiscal 2004 related primarily to severance payments associated with its consolidation of operations at its Winston-Salem, North Carolina and San Antonio, Texas facilities into other existing manufacturing facilities and severance, lease termination and other costs associated with the relocation of its European Distribution Center from Weesp, Netherlands to a more centralized European location in the Limberg region of Belgium. See "-Liquidity and Capital Resources – Investing Activities – Multi-Year Capital Investment Plan."

Operating Income

Principally due to the above factors, operating income decreased 35.5% to $54.0 million in fiscal 2005 from $83.7 million in fiscal 2004.

Other (Income) Expenses, Net

Other (income) expenses, net, was $0.8 million of income in fiscal 2005 as compared to $0.8 million of expense in fiscal 2004, due in part to the Company earning a higher amount of interest in fiscal 2005 on its investments of cash balances. Aggregate foreign exchange losses were $0.1 million and $0.6 million in fiscal 2005 and 2004, respectively. Foreign currency contracts resulted in less than $0.1 million of gains in fiscal 2005 and $0.7 million of losses in fiscal 2004.

Income Before Income Taxes
As a result of the factors discussed above, income before income taxes decreased in fiscal 2005 by 33.9% to $54.8 million from $82.9 million in fiscal 2004. The Company's effective income tax rate in fiscal 2005 decreased to 27.9% from 32.5% in fiscal 2004 due primarily to (1) a reduction in the income tax provision in the fourth quarter of fiscal 2005 resulting from a shift in the mix of earnings to the Czech Republic, which carries a lower tax rate due to a tax holiday effective through August 2006, as further discussed below, (2) a reduction in taxable income without a corresponding reduction in research and development tax credits and the Extraterritorial Income Regime (the "ETI") tax deduction, and (3) more favorable than expected fiscal 2004 research and development tax credits resulting from the completion of the Company's analysis of these credits during the second quarter of fiscal 2005. Partially offsetting these benefits that reduced the effective income tax rate was the establishment of a $1.4 million accrual for state income taxes primarily related to taxation of its intangible holding company.

U.S. Tax Matters
On October 22, 2004, the President signed The American Jobs Creation Act of 2004 (the "Act"). The Act included some of the most significant changes to corporate taxation since 1996 and, among other things, eliminates the ETI over a three-year phase out period beginning in 2005. However, the phase out will still allow the Company to obtain a significant percentage of the ETI benefit for fiscal 2005 and 2006 with a somewhat smaller benefit for fiscal 2007. The ETI will be totally phased out by the Company's 2008 fiscal year end. Additionally, the Act provides for a deduction for U.S. domestic manufacturers beginning in the Company's fiscal year 2006. This new deduction begins at 3% of the Company's U.S. domestic manufacturing income for the Company's fiscal years 2006 and 2007, increasing to 6% for the Company's fiscal years 2008 to 2010 and achieves its maximum rate of 9% for the Company's fiscal years 2010 and beyond. While the Company is not yet able to make an exact calculation of the overall effect of these changes, management believes that the phased out repeal of the ETI benefit during 2005 and 2006 and the phase in of the new manufacturing deduction benefit from 2006 to 2011 should not have a material adverse effect on the Company's effective tax rate, although it believes that the net effect will be less of an income tax benefit to the Company for fiscal 2006 and beyond.

Czech Republic Tax Holiday
The effective tax rate for fiscal 2005 reflects the benefits of a tax holiday in respect of the Company's Czech Republic operations. This tax holiday is effective through August 2006 and is limited by the amount of capital permanently invested in the Czech Republic by way of property, plant and equipment purchased. This tax holiday resulted in a $2.8 million reduction in the Company's income tax provision for fiscal 2005, or $0.05 basic and diluted earnings per share.

Net Income
Net income in fiscal 2005 decreased 29.3% to $39.5 million from $55.9 million in fiscal 2004. As a percentage of net sales, net income represented 8.7% in fiscal 2005 compared to 12.9% in fiscal 2004.

Per Share Information
Basic earnings per common share were $0.89 in fiscal 2005, down 30.5%, or $0.39 per share, from $1.28 in fiscal 2004. Diluted earnings per common share were $0.88 in fiscal 2005, down 30.2%, or $0.38 per share, from $1.26 in fiscal 2004. Weighted average shares of common stock outstanding used in computing basic earnings per common share increased to 44,300,408 in fiscal 2005 from 43,559,410 in fiscal 2004, primarily as a result of an increase in stock option exercises during fiscal 2005. Weighted average shares of common stock outstanding used in computing diluted earnings per common share increased to 45,007,881 in fiscal 2005 from 44,301,960 in fiscal 2004 primarily as a result of an increase in potentially dilutive shares resulting from an increased share price and an increase in stock option exercises for the reasons described above.

Fiscal 2004 Compared to Fiscal 2003

Net Sales
Net sales increased by $52.7 million, or 13.9%, to $433.1 million in fiscal 2004 from $380.4 million in fiscal 2003 due primarily to an increase in critical care product sales and a favorable foreign exchange impact during fiscal 2004 as a result of the weakness of the U.S. dollar relative to currencies of countries in which the Company operates direct sales subsidiaries. This foreign exchange impact resulted in increased international sales for fiscal 2004 of $10.7 million or 2.8% of total Company sales. The following is a summary of the Company's sales by product platform:

Sales by Product Platform (in millions)	For the years ended	
	August 31, 2004	August 31, 2003
Central venous catheters *	$ 222.7	$ 186.4
Specialty catheters	135.1	124.1
Stepic distributed products	12.0	13.0
Subtotal critical care	369.8	323.5
Cardiac care	63.3	56.9
TOTAL	$ 433.1	$ 380.4

*Includes Diatek product sales in the second, third and fourth fiscal quarters of both years and Neo♥Care® product sales in the third and fourth fiscal quarters of both years.

Sales of critical care products increased 14.3% to $369.8 million from $323.5 million in fiscal 2003 due primarily to increased sales of central venous catheters and specialty catheters. Sales of central venous catheters increased in fiscal 2004 due primarily to a continued increase in the number of hospitals that are purchasing the Company's procedure kits featuring its safety devices and ARROWg+ard® antiseptic surface treatments, as well as increased sales of renal access and neonatal products resulting from the Company's acquisitions of Diatek and the Neo♥Care® product line in fiscal 2003. Sales of specialty catheters increased in fiscal 2004 due to improved sales of arterial products, epidural products and intravenous and extension sets. Sales of cardiac care products increased 11.2% to $63.3 million from $56.9 million in fiscal 2003 due primarily to increased sales of intra-aortic balloon pumps, especially in international markets, and Super Arrow-Flex® products. Total Company U.S. sales increased 12.0% to $279.9 million from $249.9 million in the prior year principally as a result of increased sales of central venous and specialty catheters. International sales increased by 17.4% to $153.2 million from $130.5 million in the prior year principally as a result of increased sales of central venous catheters, specialty catheters and intra-aortic balloon pumps, and the effect of foreign currency exchange rates, as noted above. International sales represented 35.4% of net sales in fiscal 2004, compared to 34.3% in the prior year.

The ARROWg+ard® conversion percentages, which are the number of units sold with the ARROWg+ard® antiseptic surface treatments as a percentage of the Company's total multilumen and hemodialysis unit sales, increased to 36% from 34% in the prior year for total Company sales. The ARROWg+ard® conversion percentages for the U.S. market increased to 62% from 59% in the prior year.

The safety device procedure kits conversion percentages, which are the number of units sold with the Company's procedure kits featuring its safety devices as a percentage of the total number of units sold of the Company's products that could potentially include safety device procedure kits, increased to 7% in fiscal 2004 from 5% in the prior year for total Company sales. The safety device procedure kit conversion percentages for the U.S. market in fiscal 2004 increased to 14% from 9% in the prior year.

Gross Profit

Gross profit increased 18.0% to $224.4 million in fiscal 2004 from $190.1 million in fiscal 2003. As a percentage of net sales, gross profit increased to 51.8% in fiscal 2004 compared to 50.0% in fiscal 2003. The increase in gross margin was due primarily to (1) lower margins realized in fiscal 2003 on the sale of inventories of products acquired as part of the Company's purchase of the net assets of Stepic Medical, its former New York City distributor, in September 2002; (2) higher margins resulting from increased sales of the Company's procedure kits featuring its safety devices and ARROWg+ard® antiseptic surface treatments; (3) higher than average margins realized on the sale of renal access products associated with the Company's acquisition of Diatek in November 2002; and (4) higher margins on products distributed in Florida and certain southeastern states as a result of the Company's acquisition of its former distributor, IMA, Inc., in July 2003, which enabled the Company to conduct direct sales activity in this region. These increases were offset in part by the Company's write-off of $3.1 million of inventory in the third quarter of fiscal 2004 for certain LionHeart™ components that became obsolete with the Company's previously announced decision during the quarter not to proceed with the LionHeart™ Phase II U.S. clinical trials using the first generation LionHeart™ power system and controller.

Research and Development

Research and development expenses increased by 7.8% to $30.4 million in fiscal 2004 from $28.2 million in the prior year. As a percentage of net sales, these expenses decreased to 7.0% in fiscal 2004 compared to 7.4% in fiscal 2003. The increase in research and development expenses was primarily due to higher spending in fiscal 2004 on the Arrow LionHeart™ as a result of incremental spending associated with the development of the LionHeart's second generation electronics and increased research and development expenditures in fiscal 2004 for the Company's critical care product line. These increases were offset in part by the fiscal 2003 write-off of $3.6 million related to development costs for the second generation of external batteries used in the Arrow LionHeart™ and decreased research and development spending on the CorAide™ continuous flow ventricular assist system, the Company's joint research and development program with The Cleveland Clinic Foundation.

Selling, General and Administrative

Selling, general and administrative expenses increased by 23.3% to $110.2 million from $89.4 million in the previous year, and were 25.3% of net sales in fiscal 2004 compared to 23.5% in fiscal 2003. This increase was due primarily to several factors: (1) increased expenses of $3.4 million incurred in connection with the Company's acquisitions in fiscal 2003 of Diatek, the Neo♥Care® product line and IMA, Inc., its former Florida distributor; (2) a $3.0 million increase in expenses related to the Company's international operations as a result of the weakness of the U.S. dollar relative to currencies of countries in which the Company operates direct sales subsidiaries; (3) increased expenses of $1.7 million for the write-off of the costs related to a previously planned building expansion of the Company's headquarters in Reading, PA; (4) increased expenses of $1.3 million relating to an increase in the accrual for the Company's income growth bonus plan for its executive officers and key management employees; (5) an increase in expenses of $1.1 million related to an increase in the vacation accrual due in part to an incremental increase in the Company's vacation benefit for its employees resulting from a modification to its vacation policy; and (6) an increase in expenses of $0.9 million related to an increase in the accrual for the Company's sales commission plan due to better sales performance against Company objectives during the fourth quarter of fiscal 2004. These increases were offset in part by a decrease in legal costs of $1.8 million associated with the Company's defense of patent litigation relating to certain of its hemodialysis catheter products, which, as previously reported, was settled in December 2003.

Special and Other Charges

The Company recorded a charge of $0.6 million ($0.4 million after tax, or $0.01 diluted earnings per share) in the third quarter of fiscal 2004 for a write-off of manufacturing equipment relating to the LionHeart™ and also recorded $0.2 million ($0.1 million after tax, or less than $0.01 diluted earnings per share) of restructuring expenses related to accrued severance payments associated with its consolidation of operations at its Winston-Salem, North Carolina and San Antonio, Texas facilities into other existing manufacturing facilities in the fourth quarter of fiscal year 2004.

The Company also incurred a special charge in the fourth quarter of fiscal 2003 totaling $8.0 million ($5.4 million after tax, or $0.12 diluted earnings per share) to establish a reserve for a proposed settlement in two related patent infringement lawsuits, which, as discussed in Item 1 of this report, relate to certain of the Company's hemodialysis catheter products.

Operating Income
Principally due to the above factors, operating income increased 29.6% to $83.7 million in fiscal 2004 from $64.6 million in fiscal 2003.

Other Expenses (Income), Net
Other expenses (income), net, increased to $0.8 million of expense in fiscal 2004 from $2.3 million of income in fiscal 2003, principally due to foreign currency transaction gains in the prior year resulting from the translation of intercompany receivables denominated in the functional currencies of the Company's international sales subsidiaries. In the third quarter of fiscal 2003, the Company recapitalized its subsidiary in the Czech Republic. This refinancing resulted in a temporarily unhedged foreign currency position leading to a foreign currency transaction gain of $1.0 million. This foreign currency position was hedged later in the third quarter of fiscal 2003. In addition, in fiscal 2003 the Company realized interest income accruing on refunds related to amended federal tax returns, which claimed additional research and development credits and depreciation of equipment. Aggregate foreign exchange losses were $0.6 million and $0.1 million in fiscal 2004 and 2003, respectively. Foreign currency contracts resulted in $0.7 million of losses in fiscal 2004 and $0.7 million of gains in fiscal 2003.

Income Before Taxes
As a result of the factors discussed above, income before income taxes increased in fiscal 2004 by 23.9% to $82.9 million from $66.9 million in fiscal 2003. The Company's effective income tax rate increased to 32.5% from 31.8% in fiscal 2003, primarily due to a favorable tax settlement with the IRS in the fourth quarter of fiscal 2003 related to the Company's research and development tax credits.

Net Income
Net income in fiscal 2004 increased 22.3% to $55.9 million from $45.7 million in fiscal 2003. As a percentage of net sales, net income represented 12.9% in fiscal 2004 compared to 12.0% in fiscal 2003.

Per Share and Historical Information
During the fourth quarter of fiscal 2003, the Company approved the issuance, effective on August 15, 2003, of an additional share of common stock for each share issued and outstanding on the record date of August 1, 2003 while retaining the rate of its quarterly dividend, which resulted in the doubling of its quarterly dividend to $0.08 per share. All historical share and per share information in this report has been adjusted to reflect these corporate actions.

Basic earnings per common share were $1.28 in fiscal 2004, up 21.9%, or $0.23 per share, from $1.05 in fiscal 2003. Diluted earnings per common share were $1.26 in fiscal 2004, up 21.2%, or $0.22 per share, from $1.04 in fiscal 2003. Weighted average shares of common stock outstanding used in computing basic earnings per common share increased to 43,559,410 in fiscal 2004 from 43,399,363 in fiscal 2003 primarily as a result of an increase in stock option exercises offset in part by the Company's repurchases of shares during fiscal 2003 under its share repurchase program, which resulted in a full impact on the weighted average share calculation in fiscal 2004 compared to a partial impact in the prior year. Weighted average shares of common stock outstanding used in computing diluted earnings per common share increased to 44,301,960 in fiscal 2004 from 43,773,253 in fiscal 2003 primarily as a result of an increase in potentially dilutive shares resulting from an increased share price and an increase in stock option exercises for the reasons described above.

Liquidity and Capital Resources

Operating Activities.
Cash from Operations. Arrow's primary source of funds continues to be cash generated from operations, as shown in the Company's consolidated statement of cash flows included in Item 8 of this report. For fiscal 2005, net cash provided by operations was $79.0 million, a decrease of $13.3 million, or 14.4% from the prior year, due primarily to a decrease in net income, as described above under "Fiscal 2005 Compared to Fiscal 2004," and the changes in certain working capital and other accounts, including accrued post-retirement benefit obligation, prepaid expenses, accounts receivable, accrued compensation, inventory, accounts payable and accrued liabilities.

Accrued Post-Retirement Benefit Obligation. Accrued post-retirement benefit obligation increased $5.3 million in 2005 compared to a $1.9 million increase in fiscal 2004 primarily as a result of the recording of an additional minimum liability for the Company's salaried employee pension plan as of August 31, 2005 due to the accumulated benefit obligation for the plan exceeding the fair value of plan assets, which occurred in fiscal 2005 primarily because of a reduction in the discount rate used to measure plan obligations as of August 31, 2005 compared to August 31, 2004 and the impact of the Company's Early Retirement Program during fiscal 2005, which provided unreduced early retirement benefits to eligible electing retirees.

Accounts Receivable. Accounts receivable increased $7.1 million in fiscal 2005 compared to a $1.5 million increase in fiscal 2004. Accounts receivable, measured in days sales outstanding during the period, increased to 73 days at August 31, 2005 from 71 days at August 31, 2004 due primarily to increased days sales outstanding related to the Company's receivables from its Italian customers, as described below.

As of August 31, 2005, the Company had an accounts receivable balance from its Italian customers of $9.5 million, of which approximately 70% is related to Italian government-backed hospital customers. The Company increased its direct sales in this region following its acquisition of AB Medica in September 2004. As of August 31, 2005, the days sales outstanding from customers in Italy was 286 days, which is significantly higher than that of the Company's overall August 31, 2005 average customer days sales outstanding of 73 days. However, according to information provided by Italy's National Health Service as of March 19, 2005, which represents the most recent data the Company has been able to obtain, the average days sales outstanding for medical equipment supply companies in the Italian market ranges from approximately 300 to 330 days, which represents little change from the range of 285 to 318 days in 1990. The Company's payment terms in this market are generally 90 days. The Company has concluded that the Government of Italy typically delays payments to its government-backed hospitals, which in turn has contributed to the increase in the Company's overall days sales outstanding. The Italian government-backed hospitals have historically paid customers 100% of their outstanding receivables. As a result, the Company currently believes that the ultimate collectibility of these receivables, net of discounts, is not a significant risk. However, because the Company's assessment is based in part on political factors beyond its control, the Company cannot assure that all of these receivables will be collected or when they will be collected, and will continue to evaluate their collectibility and establish reserves when and to the extent necessary. As of August 31, 2005, the Company had recorded an allowance of less than $0.1 million to reserve for specifically identified, potentially uncollectible, private Italian customer balances.

As of August 31, 2005, the Company had an accounts receivable balance from its Greek customers of $5.3 million, of which approximately 80% is related to Greek government-backed hospital customers. As of August 31, 2005, the days sales outstanding from customers in Greece was 518 days, which is significantly higher than the Company's overall August 31, 2005 average customer days sales outstanding of 73 days. However, according to information provided by the Hellenic Association of Scientific and Medical Equipment Suppliers as of February 1, 2005, which represents the most recent data the Company has been able to obtain, the average days sales outstanding for medical equipment supply companies in the Greek market is approximately 620 days. The Company's payment terms in this market are generally 45 days. The Company has concluded that the Government of Greece has been delaying payments to its government-backed hospitals, which in turn has resulted in the Company's abnormally high days sales outstanding for its receivables from Greek customers. The Greek Government has announced a plan to resume payments on its trade debt, which should allow its hospitals to repay their outstanding balances to their vendors. As of October 31, 2005, the Greek Government had made four installments, the total of which represents approximately 85% of its total obligation to its government-backed hospitals and plans to fully repay the balance by the end of calendar year 2005. The Government of Greece has initiated similar plans in the past to reduce delinquent trade debt, which have resulted in the Company's realization of a material portion of outstanding receivables following the implementation of those plans. Therefore, the Company currently believes that this situation will be resolved and that ultimate collectibility of these receivables, net of discounts, is not a significant risk. In addition, Greece has also passed a law requiring a full payment of all outstanding obligations of government-backed hospitals incurred after December 23, 2004. As of October 31, 2005, the Company had received $3.6 million against its outstanding receivables from government-backed hospitals generated prior to December 24, 2004, of which $2.9 million was received as of August 31, 2005. However, because the Company's assessment is based in part on political factors beyond its control, the Company cannot assure that all of these receivables will be collected or when they will be collected, and will continue to evaluate their collectibility and establish reserves when and to the extent necessary. As of August 31, 2005, the Company had recorded an allowance of $0.3 million to reserve for both specifically identified, potentially uncollectible, private Greek customer balances, as well as an estimated amount for the Greek government's discount on the Company's outstanding government–backed hospital customer balance.

The Company currently evaluates all of its trade receivables on a regular basis, including those with its Greek and Italian customers, to ensure that each receivable is recorded at net realizable value.

Prepaid Expenses. Prepaid expenses and other increased $1.1 million in fiscal 2005 compared to a $7.6 million decrease in fiscal 2004 due primarily to the Company's receipt in fiscal 2004 of $8.0 million (which was recorded as a prepaid expense in the fourth quarter of fiscal 2003) for an income tax refund related to the settlement of an Internal Revenue Service audit pertaining primarily to depreciation and tax credits related to research and development costs.

Accrued Compensation. Accrued compensation decreased $1.3 million in fiscal 2005 compared to a $3.5 million increase in fiscal 2004 due primarily to a (1) reduction in the accrual in fiscal 2005 for the Company's income growth bonus plan for its executive officers and key management employees, whereas the Company had increased the same accrual in fiscal 2004, and (2) a decrease in the Company's sales commission accrual based on lower sales performance against the Company's objectives in fiscal 2005 as compared to fiscal 2004.

Inventories. Inventories decreased $0.7 million in fiscal 2005 compared to a $5.6 million increase in fiscal 2004. The decrease in fiscal 2005 is primarily due to (1) a reduction of inventory associated with the recording of a $12.4 million reserve in the fourth quarter of fiscal 2005 primarily for inventory components in excess of 36 months forecasted usage (as well as obsolete field service parts) consisting of $5.0 million of critical care product raw materials, semi-finished and finished goods, $3.5 million of Hemosonic components and $3.9 million of IAB inventories, which was due primarily to a change in the fourth quarter of fiscal 2005 from an order point to a Materials Requirement Planning system and an analysis in greater detail of planned future usage to inventory quantities on hand; as a result, the Company was able to modify its estimates used to account for excess inventory; and (2) a $2.9 million write off of LionHeart inventory as a result of the Company's decision in April 2005 to discontinue this program. These decreases were offset in part by (1) additional production and related manufacturing costs necessary to support the Company's higher rate of sales, (2) incremental inventory value booked as of August 31, 2005 as a result of the Company's change in the accounting treatment related to its shipping terms, and (3) increased inventory in connection with the anticipated introduction of the Company's enhanced version of its

AutoCAT®2 WAVE IAB and related LightWAVE catheter system. The increase in fiscal 2004 is primarily due to additional production and related manufacturing costs necessary to support the Company's higher rate of sales growth. This increase was offset in part by a decrease in the Company's inventory of $3.1 million related to its write-off in fiscal 2004 of certain LionHeart™ components that became obsolete with its decision in April 2004 not to proceed with U.S. clinical trials using the first generation LionHeart™ power system and controller.

Accrued Liabilities and Dividends. Accrued liabilities increased $12.1 million in fiscal 2005 compared to a $5.6 million decrease in fiscal 2004. The increase in fiscal 2005 was due primarily to (1) the establishment of a deferred revenue account in fiscal 2005 as a result of the Company's change in the accounting treatment related to its shipping terms, as further discussed below under "Critical Accounting Policies and Estimates," resulting in the reversal of sales and a corresponding increase in deferred revenue; (2) the accrual of $2.0 million in the fourth quarter of fiscal 2005 for the settlement of an indemnification claim related to a divested business, which the Company paid on November 4, 2005, and (3) an incremental accrual related to professional service fees for external auditing and internal audit assistance associated with the Company's implementation of Section 404 of the Sarbanes-Oxley Act of 2002. The decrease in fiscal 2004 was due primarily, as previously reported, to the Company's $8.0 million payment in January 2004 in settlement of two related patent infringement lawsuits pertaining to certain of its hemodialysis catheter products. This amount was previously reserved in the fourth quarter of fiscal 2003. Accrued dividends increased $2.8 million in fiscal 2005 compared to a $0.4 million increase in fiscal 2004 due primarily to the accrual of the Company's dividends at a higher rate during the fourth quarter of fiscal 2005 as compared to the fourth quarter of fiscal 2004.

Prepaid Pension Costs. Prepaid pension costs decreased $8.1 million in fiscal 2005 compared to a $2.9 million decrease in fiscal 2004, primarily as a result of the recording of an additional minimum liability for the Company's salaried employee pension plan as of August 31, 2005 due to the accumulated benefit obligation for the plan exceeding the fair value of plan assets, which occurred in fiscal 2005 primarily because of a reduction in the discount rate used to measure plan obligations as of August 31, 2005 compared to August 31, 2004 and the impact of the Company's Early Retirement Program during fiscal 2005, which, as described below, provided unreduced early retirement benefits to eligible electing retirees. This recording of the additional minimum liability for the Company's salaried employee pension plan resulted in the change from a prepaid pension asset at August 31, 2004 to a liability balance at August 31, 2005. Offsetting this decrease were payments in fiscal 2005 required to fund certain of the Company's pension plans.

Early Retirement Program. As previously reported, on October 27, 2004, the Company's Board of Directors approved a voluntary early retirement program for all of the Company's salaried exempt and non-exempt employees in its three locations in the Reading, Pennsylvania area who attained age 57 or older and had at least five years of service with the Company as of January 31, 2005. The program provided that each such eligible employee who made an election to retire from the Company on or between November 10, 2004 and January 31, 2005 would (1) receive payments equal to two weeks pay for each year of his or her service with the Company and a lump sum payment of $20,000, (2) be treated as if such employee retired under the salaried pension plan at his or her normal retirement date without any additional years of service being credited, but without any reduction for early commencement of benefits, and (3) have his or her stock options issued under the Company's stock incentive plans, which were unvested as of the effective date of his or her retirement, accelerated so as to vest and become fully exercisable as of such date.

During the second quarter of fiscal 2005, the Company recorded $6.9 million in total costs with respect to this program, of which $1.9 million was recorded to cost of sales and $5.0 million to selling, general and administrative expenses. Of the $6.9 million in total costs, $2.8 million was for pension and other postretirement benefits and $3.0 million was a cash charge related to severance and related costs. The remaining $1.1 million was incurred as a non-cash charge for accelerated vesting of stock options held by participants in this program. A total of 28 participants elected to participate in this program, including, as previously reported, the Company's former President and Chief Operating Officer and its Executive Vice President – Global Business Development.

Japanese Tax Assessment. In March 2004, the Company paid to the Japanese Government approximately $10.0 million to settle a tax assessment related to a Japanese audit of the Company's transfer pricing. The Company is utilizing competent authority proceedings with the Internal Revenue Service in the U.S. to recover a majority of this Japanese tax assessment, although there can be no assurance that it will be successful in these efforts.

Investing Activities.

Net cash used in the Company's investing activities increased to $44.3 million in fiscal 2005 from $31.6 million in fiscal 2004, due primarily to the Company's acquisition, as further discussed below, of AB Medica in the first quarter of Fiscal 2005 and increased capital expenditures primarily in support of the Company's multi-year capital investment plan, including related investments in production technology and equipment, and development and implementation of enhanced good manufacturing practices and quality systems, all as part of its Project Operational Excellence, as further discussed below.

Acquisition of C.R. Bard Cardiac Assist Division. As part of the Company's 1998 purchase of assets of the cardiac assist division of C.R. Bard, Inc., the Company also agreed to acquire specified assets and assume specified liabilities of the Belmont Instruments Corporation for $7.3 million, based on the achievement of certain milestones. The Company paid $2.3 million in fiscal 2000, $3.5 million in fiscal 2001 and $1.0 million in fiscal 2002 for achievement of milestones during those periods. During fiscal 2003, the Company paid $0.5 million to Belmont for achievement of the final two milestones, representing the seventh and eighth quarterly installments of $250,000 payable by the Company (which payments commenced in April 2001). With these two payments, the Company completed its payment obligations to Belmont pursuant to the asset purchase agreement and, as of August 31, 2005, no longer owed any amounts to Belmont. The acquisition was accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $7.1 million. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition.

Acquisition of Stepic Medical. On September 3, 2002, the Company purchased the net assets of its former New York City distributor, Stepic Medical, from Horizon Medical Products for $12.6 million, which includes the relief from $5.5 million of accounts receivable that had been due from this distributor. As of August 31, 2005, pursuant to the asset purchase agreement, the Company has paid in cash the entire $12.6 million purchase price for this acquisition. Stepic Medical had been the Company's distributor in the greater New York City area, eastern New York State, and parts of Connecticut and New Jersey since 1977.

The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $0.1 million. Intangible assets acquired of $3.5 million are being amortized over a period of five years. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

(in millions)	
Accounts receivable	$ 10.1
Inventories	6.8
Other current assets	-
Property, plant and equipment	0.1
Goodwill and intangible assets	3.5
Current liabilities	(7.9)
Total purchase price	$ 12.6

Acquisition of Diatek. On November 25, 2002, the Company purchased specified assets and assumed specified liabilities of Diatek, Inc., a company that had developed, manufactured and marketed chronic hemodialysis catheters, for approximately $10.9 million. As of August 31, 2005, pursuant to the asset purchase agreement, the Company had paid $8.9 million in cash and recorded a liability classified as debt of $2.0 million. As of August 31, 2005, this liability had been reduced by $0.9 million for legal costs paid by the Company, which are obligated to be reimbursed by the former owners of Diatek under the terms of the asset purchase agreement relating to this transaction. Pursuant to this agreement the Company is also required to make royalty payments to Diatek's former owners based on the achievement of specified annual sales levels of certain hemodialysis product lines. The Company is accruing for any such royalty expenses as they are incurred. The Company intends to exercise its right of set off under the asset purchase agreement with respect to this obligation, enabling it to defer any such royalty payments until the complete resolution of the Company's patent infringement lawsuit as described in Note 18 of the notes to consolidated financial statements included in Item 8 of this report. As a result, the Company has not made any such royalty payments to date. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $12.2 million, consisting primarily of intellectual property rights, are being amortized over a period of 20 years based on the legal life of the underlying acquired technology.

The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

(in millions)	
Accounts receivable	$ 0.2
Inventories	0.4
Property, plant and equipment	0.2
Intangible assets	12.2
Current liabilities	(2.1)
Total purchase price	$ 10.9

Acquisition of Neo♥Care. On March 18, 2003, the Company purchased substantially all of the assets of Klein Baker Medical, Inc., a company doing business as Neo♥Care® in San Antonio, Texas, for approximately $16.5 million. Neo♥Care® develops, manufactures and markets specialty catheters and related procedure kits to neonatal intensive care units. As of August 31, 2005, pursuant to the asset purchase agreement, the Company had paid $16.4 million in cash which had been reduced by $0.1 million for insurance premiums paid by the Company, which are obligated to be reimbursed by the former owners of Klein Baker Medical under the terms of the asset purchase agreement relating to this transaction. The excess of the purchase price over the estimated fair value of the net assets acquired of $3.8 million was recorded as goodwill and is evaluated for impairment on a periodic basis in accordance with SFAS No. 142. Intangible assets acquired of $8.5 million are being amortized over a period of 25 years based on the anticipated period in which cash flows are expected. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

(in millions)	
Accounts receivable	$ 0.6
Inventories	2.0
Property, plant and equipment	1.7
Goodwill and intangible assets	12.3
Current liabilities	(0.1)
Total purchase price	$ 16.5

Acquisition of IMA. On July 1, 2003, the Company purchased certain assets of its former Florida-based distributor, IMA, Inc., for $2.2 million, which includes the relief from $0.6 million of accounts receivable that had been due from this distributor. As of August 31, 2005, pursuant to the asset purchase agreement, the Company had paid the entire $2.2 million for this acquisition. As a result of this transaction, the Company is conducting direct sales activity in the territory formerly covered by IMA, Inc. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $1.7 million are being amortized over a period of five years. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

(in millions)	
Accounts receivable	$ 0.3
Inventories	0.8
Intangible assets	1.7
Current liabilities	(0.6)
Total purchase price	$ 2.2

Acquisition of AB Medica. On September 3, 2004, the Company purchased certain assets of one of its distributors in Italy, AB Medica S.p.A. ("ABM"), for a total purchase price of approximately $8.9 million, with additional amounts payable contingent upon the sales levels of products under sales contracts purchased by the Company. ABM had been one of the Company's distributors in Italy since 1982. The asset purchase agreement included the purchase of customer lists and distributorship rights, as well as the inventory and specified tender contracts associated with the sale by ABM of the Company's products. The Company began selling directly in Italy through its subsidiary, Arrow Italy S.p.A., in the first quarter of fiscal 2005. As of August 31, 2005, pursuant to the asset purchase agreement, the Company had paid $8.6 million in cash and recorded a current liability of $0.3 million for additional payment installments. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $5.7 million, consisting of customer lists and distributorship rights, are being amortized over five years based on the anticipated period over which the Company expects to benefit from the transaction. Included in the first quarter of fiscal 2005 was a $1.5 million charge, or $1.0 million against net income ($0.02 diluted earnings per share), for the step-up of inventory purchased from ABM. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

(in millions)		
Inventories	$	3.2
Intangible assets		5.7
Total purchase price	$	8.9

Multi-Year Capital Investment Plan. As previously reported, in April 2004 the Company's Board of Directors authorized the initiation of a multi-year capital investment plan to increase its worldwide manufacturing capacity and rationalize its production operations. This plan is being initiated to support projections for future growth and to integrate operations acquired in recent years. The first phase of this effort includes the construction or acquisition of additional manufacturing facilities in Zdar, Czech Republic and Chihuahua, Mexico, which commenced in the first quarter of fiscal 2005 and is ongoing. The Company currently anticipates the total cost of this capacity increase to be between $22.0 million and $28.0 million over a three-year period. In addition, the Company also anticipates spending between $13.0 million and $17.0 million over the same three-year period for equipment related to this expansion of its manufacturing capacity. As of August 31, 2005, the Company had spent $12.5 million in connection with this capital investment plan.

As part of its plans to rationalize its operations in the United States, in August 2004 the Company initiated the consolidation of its operations at its Winston-Salem, North Carolina and San Antonio, Texas facilities into other existing manufacturing facilities. The transitional work on this consolidation is expected to continue into the first half of fiscal 2006. To date, the Company has accrued costs of $0.9 million in connection with this restructuring, consisting primarily of severance payments, of which $0.8 million had been paid as of August 31, 2005 and the remaining accrual balance is expected to be paid later in fiscal 2006. Severance payments relate to approximately 53 employees primarily in manufacturing at both facilities. All other restructuring costs are expected to be paid during the remainder of fiscal 2006.

As part of its plans to rationalize its production operations and related logistics in Europe, in November 2004 the Company determined to move its European Distribution Center, previously situated in Weesp, Netherlands, to a more centralized European location in the Limberg region of Belgium in order to have better access to existing carrier transportation networks and allow for more cost-competitive expansion of its European operations in the future. The Company continued this re-location in the fourth quarter of fiscal 2005 and estimates it will incur a total of $1.6 million related to this plan. As of August 31, 2005, the Company had accrued costs of $1.2 million related to this re-location, of which $0.7 million had been paid in fiscal 2005.

Project Operational Excellence. During the fourth quarter of fiscal 2005, the Company continued to take additional steps in implementing its Project Operational Excellence program designed to help it achieve operational process excellence in four key areas: product quality, safety, customer service and cost. This program includes (1) as discussed above under "Multi-Year Capital Investment Plan," restructuring the Company's manufacturing to increase production capacity and better align its production facilities with the geographical markets they serve, (2) improving the effectiveness of the Company's production technology by investing in new, state-of-the-art manufacturing equipment and processes, and (3) developing and implementing enhanced good manufacturing practices and quality systems to maintain and establish process excellence.

In connection with the Company's efforts to enhance its good manufacturing practices and quality system compliance, it has incurred $3.5 million of costs in fiscal 2005 and anticipates spending an additional $1.6 million in fiscal 2006, half of which it expects to incur in the first quarter of fiscal 2006.

Financing Activities

Financing activities used $9.8 million of net cash in fiscal 2005, compared to $14.4 million in fiscal 2004, primarily as a result of an increase in proceeds from stock option exercises and a decrease in the Company's need for borrowings under its U.S. revolving credit facility, offset in part by an increase in dividend payments as a result of the Company's increase in its quarterly dividend during fiscal 2005. As disclosed in Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Securities, the Company's Board of Directors has authorized the repurchase of up to a maximum of 4,000,000 shares under the share repurchase program. As of August 31, 2005, the Company had repurchased a total of 3,603,600 shares under this program for approximately $57.5 million since the program's inception in March 1999. However, no shares were repurchased by the Company under the program (or otherwise) during fiscal 2005.

Credit Facilities. To provide additional liquidity and flexibility in funding its operations, the Company from time to time also borrows amounts under credit facilities and other external sources of financing. At both August 31, 2005 and 2004, the Company had a revolving credit facility providing a total of $65.0 million in available revolving credit for general business purposes, of which $21.8 million and $17.8 million was outstanding, respectively, all of which is owed by its foreign subsidiaries. Under this credit facility, the Company is required to comply with the following financial covenants: maintain a ratio of total liabilities to tangible net worth (total assets less total liabilities and intangible assets) of no more than 1.5 to 1; a limitation on certain mergers, consolidations and sales of assets by the Company or its subsidiaries; a limitation on the Company's and its subsidiaries' incurrence of liens; and a requirement that the lender approve the incurrence of additional indebtedness unrelated to the revolving credit facility when the aggregate principal amount of such new additional indebtedness exceeds $75.0 million. At August 31, 2005 and 2004, the Company was in compliance with all such covenants. Failure to remain in compliance with these covenants could trigger an acceleration of the Company's obligation to repay all outstanding borrowings under this credit facility.

Certain other subsidiaries of the Company had revolving credit facilities totaling the U.S. dollar equivalent of $32.0 and $32.3 million, of which $5.1 and $8.2 million were outstanding, as of August 31, 2005 and 2004, respectively.

Interest rate terms for both U.S. and foreign bank credit facilities are based on either bids provided by the lender or the prime rate, London Interbank Offered Rates (LIBOR) or Certificate of Deposit Rates, plus applicable margins. Certain of these borrowings, primarily those with U.S. banks, are due on demand. Interest is payable monthly during the revolving credit period. At August 31, 2005, the weighted average interest rate on short-term borrowings was 2.1% per annum. Combined borrowings under these facilities increased $0.9 million during fiscal year 2005, all of which was related to foreign borrowings.

Inflation and Seasonality.

During the periods discussed above, the overall effects of inflation and seasonality on the Company's business were not significant.

Contractual Obligations.

A summary of all of the Company's contractual obligations and commercial commitments as of August 31, 2005 were as follows:

	Payments due or Commitment Expiration by Period				
Contractual Obligations and Commercial Commitments	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
($ in Millions)					
Current maturities of long-term debt	$ 1.1	$ 1.1	$ -	$ -	$ -
Operating leases	11.5	3.7	4.5	2.5	0.8
Purchase obligations (1)	38.7	38.7	-	-	-
Other long-term obligations	0.6	0.1	0.1	0.1	0.3
Lines of credit (2)	26.9	26.9	-	-	-
Standby letters of credit	1.5	1.5	-	-	-
Total cash contractual obligations and commercial commitments	$80.3	$72.0	$4.6	$2.6	$ 1.1

(1) Includes open purchase orders primarily relating to the purchase of raw materials, equipment and certain consulting and information system services.

(2) Includes short-term indebtedness of the Company and its subsidiaries under various revolving credit facilities, as discussed above.

Outlook.

Based upon its present plans, the Company believes that cash generated from its operations and available credit resources, including its ability to extend maturities of borrowings outstanding under its lines of credit in the ordinary course consistent with past practice, will be adequate to repay current portions of long-term debt, to finance currently planned capital expenditures, including those pursuant to the Company's multi-year capital investment plan and other initiatives related to its Project Operational Excellence, as discussed above, and to meet the currently foreseeable liquidity needs of the Company.

Critical Accounting Policies and Estimates

The Company has disclosed in Note 1 to its consolidated financial statements included in Item 8 of this report those accounting policies that it considers to be significant in determining its results of operations and financial position. In all material respects, the accounting principles utilized by the Company in preparing its consolidated financial statements are in conformity with generally accepted accounting principles in the United States of America.

The preparation of these consolidated financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of its financial statements. The Company bases its estimates on historical experience, actuarial valuations and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Some of those judgments can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by the Company's management there may be other estimates or assumptions that are reasonable, the Company believes that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements.

The Company's management believes the following critical accounting policies affect its more significant estimates and pervasive accounting policies used in the preparation of the Company's consolidated financial statements.

Revenue Recognition:

During the course of the second quarter closing process and in conjunction with its review of its internal controls, the Company determined that it had misapplied the accounting treatment related to its shipping terms to U.S. customers and international distributors. The Company does not have written agreements with most customers and, as a result, in most of those cases, shipping terms are only specified on the invoice, which states free-on-board, or FOB, plant. While the Company does not pay for shipping in most cases or insure the shipments, its practice has been to credit or replace lost or damaged shipments. During the past few years, amounts in respect of these credits and replacements have been less than 0.05% of sales to customers in the U.S. and to international distributors. Nevertheless, interpretations of Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (SAB 104), issued by the SEC staff require that, because of its practice of replacing lost or damaged shipments, the Company's sales to customers in the U.S. and to international distributors are the equivalent of FOB destination orders.

The Company's assessment determined that delivery time to U.S. customers is two business days and, to its international distributors, seven days for air and truck shipments and 55 days for ocean vessel shipments. By applying the appropriate accounting treatment as described above, the amount of sales corresponding to these numbers of days in transit at the end of the quarter must be recognized in the succeeding quarter when the shipments are delivered. As a result, during the second quarter of fiscal 2005, the Company recorded $4.3 million as a reduction to sales and $2.2 million against gross profit, or $0.03 diluted earnings per share. These sales amounts, however, were recognized in the third quarter of fiscal 2005. While these sales amounts were recognized in the third quarter of fiscal 2005, a similar amount of days sales was excluded from the end of the fourth quarter and the excluded amount would be recognized in the subsequent quarter. Accordingly, the incremental effect on any future quarter would be the difference between the adjustment at the beginning of the quarter and the corresponding adjustment at the end of the quarter.

The Company's revenue recognition policy is as follows:

Revenue is recognized by the Company at the time its products are delivered and title and risk of loss has passed to its customer. The Company's net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns, rebates and other allowances. Such charges are recognized against revenue on an accrual basis. The Company offers sales discounts to certain customers based on prior experience with these customers, business needs and regional competition. Product returns are permitted. The accrual for product returns is based on the Company's history of actual product returns. To date, product returns have not been material. The Company's practice is to credit or replace lost or damaged shipments. The Company grants sales rebates to certain distributors upon achievement of agreed upon pricing for sales of the Company's products to hospitals. Incurred but unpaid rebates are accrued by the Company in the period in which they are incurred. The Company's rebate accrual is based on its history of actual rebates paid. The Company's reserves for rebates are reviewed at each reporting period and adjusted to reflect data available at that time.

Accounts Receivable and Allowance for Doubtful Accounts:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is used to state trade receivables at estimated net realizable value. The Company relies on prior payment trends while giving consideration to other criteria such as political risk, financial status and other factors to estimate the cash which ultimately will be received. Such amounts cannot be known with certainty at the financial statement date. The Company regularly reviews individual past due balances over 90 days and over a specific amount for collectability and maintains a specific allowance for customer accounts that will likely not be collectible due to customer liquidity issues. The Company also maintains an allowance for estimated future collection losses on existing receivables, determined based on historical trends.

Inventory:

Cost is determined by the "first-in, first-out" (FIFO) method. The Company uses a materials management program for identifying, redeploying and/or destroying slow-moving, inactive or potentially obsolete inventory. An adjustment to fair market value is recorded for all inventory specifically identified as slow-moving, inactive or potentially obsolete based on a periodic assessment performed by the Company's management. During the fourth quarter of fiscal 2005, the Company changed from an order point to a Materials Requirement Planning system and compared in greater detail planned future usage to inventory quantities on hand and, as a result, was able to modify its estimates used to account for excess inventory. As a result of this modification of its estimates, the Company recorded in the fourth quarter of fiscal 2005 a $12.4 million reserve primarily for inventory components in excess of 36 months forecasted usage (as well as obsolete field service parts), consisting of $5.0 million of critical care raw materials, semi-finished and finished goods, $3.5 million of HemoSonic components and $3.9 million of IAB inventories. Inventory in excess of 36 months of forecasted usage may be used in the future if production requirements increase. For certain new products, the Company manufactures inventory in anticipation of product launch. As of August 31, 2005, the Company had $0.7 million of inventory related to its HemoSonic™ hemodynamic monitoring devices. The Company is currently developing improvements to this product that it believes should enhance the demand for this product in the marketplace. The Company's inventory is evaluated on an ongoing basis and is adjusted as necessary to accurately reflect current conditions.

Impairment of Goodwill:

Goodwill is tested for impairment on an annual basis or upon the occurrence of certain circumstances or events. The Company determines the fair market value of its reporting unit using quoted market rates and cash flow techniques. The fair market value of the reporting unit is compared to its carrying value to determine if an impairment loss should be calculated. If the book value of the reporting unit exceeds its fair value, an impairment loss is indicated. The loss is calculated by comparing the fair value of the goodwill to the book value of the goodwill. Fair value of goodwill is determined by subtracting the fair value of the identifiable assets of the reporting unit from the fair value of the reporting unit. If the book value of the goodwill exceeds the fair value of goodwill, an impairment loss is recorded.

Product Liability:

The Company provides reserves for product liability by utilizing loss estimates prepared by the primary product liability insurance carrier with adjustments, as appropriate, based upon management's perspective on the ultimate projected claim, giving consideration to the perspective of outside counsel and other relevant factors. The Company's evaluation of its reserve is based on industry standards while taking into consideration the Company's specific claims experience. The Company records a reserve regarding a particular claim when a loss is known or considered probable and the amount can be reasonably estimated. If a loss is not probable or a probable loss cannot be reasonably estimated, a reserve is not recorded. The Company's primary global product liability insurance policy is on a claims made basis.

Employee Benefit Plans:

The Company uses several actuarial and other statistical factors which attempt to anticipate future events in calculating its expense and liability related to these plans. These factors include assumptions about discount rate, expected return on plan assets and rate of future compensation increases, as determined by the Company within specified guidelines. In addition, the Company's actuarial consultants also utilize subjective assumptions, such as withdrawal and mortality rates, to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences, depending on their magnitude, could have a significant impact on the amount of pension expense recorded by the Company in any particular period.

Income Taxes:

The Company's effective tax rate differs from the statutory rate primarily as a result of research and development tax credits, deductions associated with the extraterritorial income tax regime and a tax holiday in the Czech Republic. Because the Company

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index To Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles ("GAAP"). It includes policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company evaluated the effectiveness of its internal control over financial reporting as of August 31, 2005, based on the criteria established in a report entitled Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such evaluation and the criteria in the COSO framework, the Company has concluded that its internal control over financial reporting was effective as of August 31, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on the following page.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Arrow International, Inc.:

We have completed an integrated audit of Arrow International, Inc.'s 2005 consolidated financial statements and of its internal control over financial reporting as of August 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Arrow International, Inc. and its subsidiaries (the "Company") at August 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of August 31, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
November 14, 2005

ARROW INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	August 31,	
	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 119,326	$ 94,176
Accounts receivable, less allowance for doubtful accounts of $2,176 and $2,198 in 2005 and 2004, respectively	91,029	83,918
Inventories	95,356	96,084
Prepaid expenses and other	8,410	7,336
Deferred income taxes	16,338	8,562
Total current assets	330,459	290,076
Property, plant and equipment:		
Land and improvements	6,887	5,808
Buildings and improvements	98,475	92,333
Machinery and equipment	193,215	186,404
Construction-in-progress	23,026	18,433
Property, plant and equipment held for sale, net	1,499	-
	323,102	302,978
Less accumulated depreciation	(170,895)	(166,000)
	152,207	136,978
Goodwill	42,772	42,698
Intangible assets, net of accumulated amortization of $27,841 and $24,294 in 2005 and 2004, respectively	43,674	40,440
Other assets	10,372	9,889
Prepaid pension costs	21,006	29,127
Total assets	$ 600,490	$ 549,208

See notes to consolidated financial statements

ARROW INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS, continued

(In thousands, except share amounts)

	August 31, 2005	August 31, 2004
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	$ 1,054	$ 3,036
Notes payable	26,891	26,020
Accounts payable	17,391	14,791
Cash overdrafts	400	1,136
Accrued liabilities	24,571	12,513
Accrued dividends	6,693	3,940
Accrued compensation	12,908	14,171
Accrued income taxes	1,945	4,867
Total current liabilities	91,853	80,474
Long-term debt	-	-
Accrued postretirement and pension benefit obligations	20,557	15,327
Deferred income taxes	9,573	7,076
Commitments and contingencies		
SHAREHOLDERS' EQUITY		
Preferred stock, no par value; 5,000,000 shares authorized; none issued	-	-
Common stock, no par value; 100,000,000 shares authorized; issued 52,957,626 shares in 2005 and 2004	45,661	45,661
Additional paid-in capital	27,404	12,771
Retained earnings	459,181	443,676
Less treasury stock at cost: 8,339,767 and 9,182,802 shares in 2005 and 2004, respectively	(54,728)	(60,261)
Accumulated other comprehensive income	989	4,484
Total shareholders' equity	478,507	446,331
Total liabilities and shareholders' equity	$ 600,490	$ 549,208

See notes to consolidated financial statements

ARROW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share amounts)

	for the years ended August 31,		
	2005	2004	2003
Net sales	$ 454,296	$ 433,134	$ 380,376
Cost of goods sold	240,457	208,687	190,246
Gross profit	213,839	224,447	190,130
Operating expenses:			
Research and development	29,692	30,374	28,170
Selling, general and administrative	128,232	110,192	89,354
Restructuring charge	1,886	208	-
Special charges	-	-	8,000
	159,810	140,774	125,524
Operating income	54,029	83,673	64,606
Other expenses (income):			
Interest expense, net of amount capitalized	648	1,117	618
Interest income	(1,770)	(856)	(1,821)
Other, net	327	535	(1,109)
	(795)	796	(2,312)
Income before income taxes	54,824	82,877	66,918
Provision for income taxes	15,311	26,935	21,248
Net income	$ 39,513	$ 55,942	$ 45,670
Basic earnings per common share	$ 0.89	$ 1.28	$ 1.05
Diluted earnings per common share	$ 0.88	$ 1.26	$ 1.04
Cash dividends per common share	$ 0.5400	$ 0.3500	$ 0.1950
Weighted average shares used in computing basic earnings per common share	44,300,408	43,559,410	43,399,363
Weighted average shares used in computing diluted earnings per common share	45,007,881	44,301,960	43,773,253

See notes to consolidated financial statements

ARROW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (EXPENSE) INCOME

(In thousands)

	for the years ended August 31,		
	2005	2004	2003
Net income	$ 39,513	$ 55,942	$ 45,670
Other comprehensive (expense) income:			
Foreign currency translation adjustments	(10,660)	4,802	3,309
Unrealized holding gain (loss) on foreign currency option contracts	-	-	286
Minimum pension liability adjustment, net of tax ($4,455), $(42) and $(515), respectively)	7,165	69	827
Other comprehensive (expense) income	(3,495)	4,871	4,422
Total comprehensive income (expense)	$ 36,018	$ 60,813	$ 50,092

See notes to consolidated financial statements

ARROW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	for the years ended August 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 39,513	$ 55,942	$ 45,670
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	16,026	19,086	18,850
Inventory reserve charge	12,419	-	-
Fixed asset write off	2,427	-	-
Special charges	-	-	8,000
Amortization	5,482	4,692	4,376
Abandonment of facility expansion plan	-	1,658	-
LionHeart™ charges	4,903	3,698	3,569
Early retirement plan stock option charge	1,126	-	-
401(k) plan stock contribution	883	816	713
Non-qualified stock option tax benefit	3,997	2,112	565
Stock compensation charge	54	-	-
Loss (gain) on sale of property, plant and equipment	581	421	(71)
Deferred income taxes	(871)	(2,682)	10,145
Unrealized holding gain (loss) on foreign currency options	-	-	286
(Decrease) increase in provision for postretirement benefit obligation	(7,960)	1,616	887
Decrease (increase) in prepaid pension costs	8,121	2,889	(13,702)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable, net	(6,929)	1,471	(302)
Inventories	(10,044)	(7,646)	5,710
Prepaid expenses and other	(1,133)	7,711	(6,593)
Accounts payable and accrued liabilities	14,664	(3,816)	(3,816)
Accrued compensation	(1,283)	3,279	3,746
Accrued income taxes	(2,988)	1,072	682
Total adjustments	39,475	36,377	33,045
Net cash provided by operating activities	78,988	92,319	78,715
Cash flows from investing activities:			
Capital expenditures	(33,741)	(26,954)	(16,714)
Proceeds from sale of property, plant and equipment	23	615	339
(Increase) in intangible and other assets	(1,999)	(5,274)	(1,272)
Cash paid for businesses acquired, net	(8,550)	-	(38,317)
Net cash used in investing activities	(44,267)	(31,613)	(55,964)
Cash flows from financing activities:			
Increase (decrease) in notes payable	43	(4,939)	11,554
Principal payments of long-term debt	(1,925)	(300)	(300)
Reduction of current maturities of long-term debt	(57)	(699)	(265)
(Decrease) increase in book overdrafts	(736)	(370)	(1,191)
Dividends paid	(21,255)	(14,792)	(6,522)
Proceeds from stock options exercised	14,106	6,685	1,210
Purchase of treasury stock	-	-	(13,846)
Net cash used in financing activities	(9,824)	(14,415)	(9,360)
Effects of exchange rate changes on cash and cash equivalents	253	910	481
Net change in cash and cash equivalents	25,150	47,201	13,872
Cash and cash equivalents at beginning of year	94,176	46,975	33,103
Cash and cash equivalents at end of year	$ 119,326	$ 94,176	$ 46,975

See notes to consolidated financial statements

ARROW INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

(In thousands)

	for the years ended August 31,		
	2005	2004	2003
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 836	$ 759	$ 547
Income taxes	$ 14,284	$ 21,406	$ 13,759
Supplemental schedule of noncash investing and financing activities:			
The Company assumed liabilities in conjunction with the purchase of certain assets as follows:			
Estimated fair value of assets acquired	$ 8,871	$ -	$ 53,278
Liabilities assumed	321	-	14,961
Cash paid for assets	$ 8,550	$ -	$ 38,317
Cash paid for businesses acquired:			
Working capital	$ 3,221	$ -	$ 10,323
Property, plant and equipment	-	-	1,960
Goodwill, intangible assets and in-process research and development	5,650	-	30,034
Accrual for additional payments owed	(321)	-	(4,000)
	$ 8,550	-	38,317
Intangible assets acquired by issuing treasury stock	$ -	$ 529	$ -
Dividends declared but not paid	$ 6,693	$ 3,940	$ 3,462

See notes to consolidated financial statements

ARROW INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended August 31, 2005, 2004 and 2003

(In thousands, except share and per share amounts)

	Common Stock			Treasury Stock			Accumulated Other Comprehensive Income (Expense)			
	Shares	Amount	Retained Earnings	Shares	Amount	Additional Paid In Capital	Minimum Pension Liability Adjustment	Reclassification Adjustment for Gains	Unrealized gain on Marketable Securities	Foreign Currency Effects
Balance, August 31, 2004	52,957,626	$ 45,661	$ 443,676	9,182,802	$ (60,261)	$ 12,771	$ -	$ (1,173)	$ 1,173	$ 4,484
Cash dividends on common stock, $0.540 per share			(24,008)							
Purchase of treasury stock										
Exercise of stock options				(814,782)	5,293	8,813				
Treasury stock issued to purchase intangible assets										
Treasury stock issued as contribution to the Company's 401(k) Plan				(28,253)	240	643				
Stock option tax benefit (non-qualified stock option)						3,997				
Early retirement plan acceleration of stock option vesting						1,126				
Stock compensation						54				
Unrealized holding gain on foreign currency option contracts										(10,660)
Foreign currency translation adjustments										
Minimum pension liability adjustment							7,165			
Net income			39,513							
Balance, August 31, 2005	52,957,626	$45,661	$459,181	8,339,767	($54,728)	$27,404	$7,165	$(1,173)	$1,173	$(6,176)

See notes to consolidated financial statements

ARROW INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended August 31, 2005, 2004 and 2003

(In thousands, except share and per share amounts)

	Common Stock			Treasury Stock			Accumulated Other Comprehensive Income (Expense)			
	Shares	Amount	Retained Earnings	Shares	Amount	Additional Paid In Capital	Minimum Pension Liability Adjustment	Reclassification Adjustment for Gains	Unrealized gain on Marketable Securities	Foreign Currency Effects
Balance, August 31, 2003	52,957,626	$ 45,661	$ 403,004	9,672,124	$ (63,472)	$ 5,840	$ (69)	$ (1,173)	$ 1,173	$ (318)
Cash dividends on common stock, $0.350 per share			(15,270)							
Purchase of treasury stock										
Exercise of stock options				(439,348)	2,883	3,802				
Treasury stock issued to purchase intangible assets				(20,000)	131	398				
Treasury stock issued as contribution to the Company's 401(k) Plan				(29,974)	197	619				
Stock option tax benefit (non-qualified stock option)						2,112				
Unrealized holding gain on foreign currency option contracts										
Foreign currency translation adjustments										4,802
Minimum pension liability adjustment							69			
Net income			55,942							
Balance, August 31, 2004	52,957,626	$ 45,661	$ 443,676	9,182,802	$ (60,261)	$ 12,771	$ -	$ (1,173)	$ 1,173	$ 4,484

See notes to consolidated financial statements

ARROW INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended August 31, 2005, 2004 and 2003

(In thousands, except share and per share amounts)

	Common Stock			Treasury Stock			Accumulated Other Comprehensive Income (Expense)			
	Shares	Amount	Retained Earnings	Shares	Amount	Additional Paid In Capital	Minimum Pension Liability Adjustment	Reclassification Adjustment for Gains	Unrealized gain on Marketable Securities	Foreign Currency Effects
Balance, August 31, 2002	52,957,626	$ 45,661	$ 365,778	9,015,988	$ (50,328)	$ 4,054	$ (896)	$ (1,173)	$ 1,173	$ (3,913)
Cash dividends on common stock, $0.195 per share			(8,444)							
Purchase of treasury stock				766,000	(13,846)					
Exercise of stock options				(73,930)	477	733				
Treasury stock issued to purchase intangible assets										
Treasury stock issued as contribution to the Company's 401(k) Plan				(35,934)	225	488				
Stock option tax benefit (non-qualified stock option)						565				
Unrealized holding gain on foreign currency option contracts										286
Foreign currency translation adjustments										3,309
Minimum pension liability adjustment							827			
Net income			45,670							
Balance, August 31, 2003	52,957,626	$ 45,661	$ 403,004	9,672,124	$ (63,472)	$ 5,840	$ (69)	$ (1,173)	$ 1,173	$ (318)

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock effected on August 15, 2003.

See notes to consolidated financial statements

(In thousands, except per share amounts)

1. Summary of Significant Accounting Policies:

General:

Arrow International, Inc. develops, manufactures and markets a broad range of clinically advanced, disposable catheters and related products for critical and cardiac care medical procedures. The Company's products are used primarily by anesthesiologists, critical care specialists, surgeons, emergency and trauma physicians, cardiologists, interventional radiologists, electrophysiologists, pain management specialists and other health care providers.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Arrow International, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified for comparative purposes.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents. The carrying amount of cash and cash equivalents approximate fair value.

Use of Estimates:

The preparation of these consolidated financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of its financial statements. The Company bases its estimates on historical experience, actuarial valuations and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Some of those judgments can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by the Company's management there may be other estimates or assumptions that are reasonable, the Company believes that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements.

Inventory:

The Company values its inventories at the lower of cost or market. Cost is determined by the "first-in, first-out" (FIFO) method. The Company uses a materials management program for identifying, redeploying and/or destroying slow-moving, inactive or potentially obsolete inventory. An adjustment to fair market value is recorded for all inventory specifically identified as slow-moving, inactive or potentially obsolete based on a periodic assessment performed by the Company's management. During the fourth quarter of fiscal 2005, the Company changed from an order point to a Materials Requirement Planning system and compared in greater detail planned future usage to inventory quantities on hand and, as a result, the Company was able to modify its estimates used to account for excess inventory. As a result of this modification of its estimates, the Company recorded a $12,419 reserve for inventory components in excess of 36 months forecasted usage (as well as obsolete field service parts), consisting of $5,055 of critical care product raw materials, semi-finished and finished goods, $3,490 of HemoSonic components and $3,874 of IAB inventories. Inventory in excess of 36 months of forecasted usage may be used in the future if production requirements increase.

For certain new products, the Company manufactures inventory in anticipation of product launch. As of August 31, 2005, the Company had recorded $717 of inventory related to its HemoSonic™ hemodynamic monitoring device. The Company is currently developing improvements to this product that it believes should enhance the demand for this product in the marketplace. The Company's inventory is evaluated on an ongoing basis and is adjusted as necessary to accurately reflect current conditions. In the second quarter of fiscal 2005, the Company made a provision of $2,079 for LionHeart™ inventory in excess of anticipated requirements and, in addition, wrote off its remaining investment in the LionHeart™ program, which included $860 in components. In the third quarter of fiscal 2004, the Company recorded an inventory write-off of $3,140 charged to cost of goods sold for certain LionHeart™ components that became obsolete with the Company's decision in April 2004 not to proceed in the U.S. with Phase II human clinical trials using the first generation LionHeart™ power system and controller.

Goodwill, Intangible and Other Assets:

Goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations. Currently, the Company operates as a single reporting unit. Goodwill is not amortized and is subject to an annual assessment of impairment and

(In thousands, except per share amounts)

potentially additional impairment assessments based upon the occurrence of certain circumstances or events. The Company determines the fair market value of its reporting unit using quoted market rates and cash flow techniques. The fair market value of the reporting unit is compared to the carrying value of the reporting unit to determine if an impairment loss should be calculated. If the book value of the reporting unit exceeds the fair value of the reporting unit, an impairment loss is indicated. The loss is calculated by comparing the fair value of the goodwill to the book value of the goodwill. If the book value of the goodwill exceeds the fair value of goodwill, an impairment loss is recorded. Fair value of goodwill is determined by subtracting the fair value of the identifiable assets of a reporting unit from the fair value of the reporting unit.

Intangible Assets, net include certain assets acquired from business acquisitions and investments and are being amortized using the straight-line method over their estimated period of benefits, from 5-25 years. The Company's management reviews the carrying amount of intangible assets at each balance sheet date to assess the continued recoverability based on future gross cash flows and operating results from the related asset, future asset utilization and changes in market conditions. In accordance with SFAS 144 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", long-lived assets and certain identifiable intangibles to be held and used or disposed of are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required and a market value is not determinable, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write down to a new basis is required. Impairment will be recorded based on an estimate of future discounted cash flows.

Amortization expense of intangibles for fiscal 2005 was $5,482. Estimated intangible amortization expense for each of the next five succeeding fiscal years is as follows:

Year Ending August 31,	Total
2006	$5,482
2007	4,935
2008	3,951
2009	3,619
2010	1,975

Property, Plant and Equipment:
Property, plant and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method. The useful lives for property, plant and equipment are as follows:

Land improvements	5 years
Buildings and leasehold improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Computer software and hardware	3 - 5 years

Upon retirement, sale or other disposition, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in operations. In the fourth quarter of fiscal 2005, the Company recorded a $2,427 write off of equipment no longer in use based on physical inventories of the Company's worldwide equipment and also recorded a $3,804 reduction in depreciation expense ($3,514 to cost of sales and $290 to selling, general and administrative expenses) for the correction of fixed asset lives primarily for manufacturing equipment in the Company's non-U.S. facilities, as those lives were shorter than those prescribed by the Company's policy. In the second quarter of fiscal 2005, the Company wrote off $2,824 in equipment and components as a result of the Board of Directors' decision on April 6, 2005 to discontinue the development, sales and marketing programs related to its Arrow LionHeart™ Left Ventricular Assist System (LVAS). In the third quarter of fiscal 2004, the Company recorded a write-off of $558 related to LionHeart manufacturing equipment charged to selling, general and administrative expenses resulting from the Company's previously announced decision not to proceed with the U.S. Phase II human clinical trials using the first generation LionHeart power system and controller.

During fiscal 2004, the Company wrote off costs of $1,658 related to a previously planned building expansion of its corporate headquarters and principal research center in Reading, Pennsylvania facility, which decision was based primarily on opportunities within the Reading real estate market to lease required additional office space.

Marketable Equity Securities:

Marketable equity securities are carried at fair market value, with unrealized holding gains and losses, net of tax, reported as accumulated other comprehensive income (expense) within shareholders' equity.

Financial Instruments:

(In thousands, except per share amounts)

The Company complies with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS 138. SFAS 133 requires that all derivative financial instruments, such as foreign exchange contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of comprehensive income / (expense)), depending on whether the derivative is being used to hedge changes in fair value, cash flows or foreign currency.

The Company enters into foreign currency forward contracts, which are derivative financial instruments, with major financial institutions to reduce the effect of these foreign currency risk exposures, primarily on U.S. dollar cash inflows resulting from the collection of intercompany receivables denominated in foreign currencies. The Company classifies a portion of certain intercompany receivables as long-term investments. The foreign exchange translation effect related to these long-term receivables is reported as accumulated other comprehensive income / (expense) within shareholders' equity.

Foreign currency forward contracts are marked to market each accounting period, and the resulting gains or losses on these contracts are recorded in other income / (expense) of the Company's consolidated statements of income. Gains and losses on these contracts are offset by changes in the U.S. dollar value of the foreign denominated assets, liabilities and transactions being hedged. The Company does not use financial instruments for trading or speculative purposes. From time to time, the Company also purchases foreign currency option contracts to hedge anticipated sales in foreign currencies to foreign subsidiaries. The option premiums paid are recorded as assets and amortized over the life of the option. Other than the risk associated with the financial condition of the counterparties, the Company's maximum exposure related to foreign currency options is limited to the premiums paid. The total premiums authorized to be paid in any fiscal year cannot exceed $1,000 pursuant to the terms of the Foreign Currency Management Policy Statement approved by the Company's Board of Directors in fiscal 2001. Gains and losses on purchased option contracts result from changes in intrinsic or time value. Both time value and intrinsic value gains and losses are recorded in shareholders' equity (as a component of comprehensive income/(expense)) until the period in which the underlying sale by the foreign subsidiary to an unrelated third party is recognized, at which point those deferred gains and losses are recognized in net sales.

Revenue Recognition:

During the course of the closing process of the second quarter of fiscal 2005 and in conjunction with its review of its internal controls, the Company determined that it had misapplied the accounting treatment related to its shipping terms to U.S. customers and international distributors. The Company does not have written agreements with most customers and, as a result, in most of those cases, shipping terms are only specified on the invoice, which states free-on-board, or FOB, plant. While the Company does not pay for shipping in most cases or insure the shipments, its practice has been to credit or replace lost or damaged shipments. During the past few years, amounts in respect of these credits and replacements have been less than 0.05% of sales to customers in the U.S. and to international distributors. Nevertheless, interpretations of Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (SAB 104), issued by the SEC staff require that, because of its practice of replacing lost or damaged shipments, the Company's sales to customers in the U.S. and to international distributors are the equivalent of FOB destination orders.

The Company's assessment determined that delivery time to U.S. customers is two business days and, to its international distributors, seven days for air and truck shipments and 55 days for ocean vessel shipments. By applying the appropriate accounting treatment as described above, the amount of sales corresponding to these numbers of days in transit at the end of the quarter must be recognized in the succeeding quarter when the shipments are delivered. As a result, during the second quarter of fiscal 2005, the Company recorded $4,279 as a reduction to sales and $2,225 against gross profit, or $0.03 diluted earnings per share. These sales amounts, however, were recognized in the third quarter of fiscal 2005. While these sales amounts were recognized in the third quarter of fiscal 2005, a similar amount of days sales was excluded from the end of the fourth quarter and the excluded amount would be recognized in the subsequent quarter. Accordingly, the incremental effect on any future quarter would be the difference between the adjustment at the beginning of the quarter and the corresponding adjustment at the end of the quarter.

The Company's revenue recognition policy is as follows:

Revenue is recognized by the Company at the time its products are delivered and title and risk of loss has passed to its customer. The Company's net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns, rebates and other allowances. Such charges are recognized against revenue on an accrual basis. The Company offers sales discounts to certain customers based on prior experience with these customers, business needs and regional competition. Product returns are permitted. The accrual for product returns is based on the Company's history of actual product returns. To date, product returns have not been material. The Company's practice is to credit or replace lost or damaged shipments. The Company grants sales rebates to certain distributors upon achievement of agreed upon pricing for sales of the Company's products to hospitals. Incurred but unpaid rebates are accrued by the Company in the period in which they are incurred. The Company's rebate accrual is based on its history of actual rebates paid. The Company's reserves for rebates are reviewed at each reporting period and adjusted to reflect data available at that time.

Accounts Receivable and Allowance for Doubtful Accounts:

(In thousands, except per share amounts)

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is used to state trade receivables at estimated net realizable value. The Company relies on prior payment trends while giving consideration to other criteria such as political risk, financial status and other factors to estimate the cash which ultimately will be received. Such amounts cannot be known with certainty at the financial statement date. The Company regularly reviews individual past due balances over 90 days and over a specific amount for collectability and maintains a specific allowance for customer accounts that will likely not be collectible due to customer liquidity issues. The Company also maintains an allowance for estimated future collection losses on existing receivables, determined based on historical trends.

Income Taxes:

The Company's effective tax rate differs from the statutory rate primarily as a result of research and development tax credits, foreign sales corporation deductions associated with the extraterritorial income tax regime and a tax holiday in the Czech Republic. Because the Company operates in a number of domestic and foreign tax jurisdictions, the statutory rates within these various jurisdictions are considered in determining the Company's overall effective tax rate. Management's judgment is required to determine the Company's consolidated provision for income tax expense, deferred income tax balances and any valuation allowances associated with deferred tax assets. The Company's management also considers open statutory periods, current and anticipated audits, and the impact that any adverse adjustments would have on the Company's current and prospective overall effective tax rate.

Deferred tax assets and liabilities are recorded when differences exist between the financial statement carrying amounts and the tax bases of assets or liabilities. The Company regularly reviews its deferred tax assets for recoverability and to date has not established valuation allowances. The Company deems all undistributed earnings of foreign subsidiaries permanently invested and, accordingly, has not established a tax provision for any repatriation of retained earnings in these entities. Undistributed earnings of the Company's foreign subsidiaries amounted to $44,136 and $28,952 at August 31, 2005 and 2004, respectively.

Foreign Currency Translation/Transaction:

During fiscal 2005, 2004 and 2003, the Company's foreign subsidiaries used their local currency as the functional currency. All assets and liabilities are translated at year-end exchange rates and the adjustments are recorded within accumulated other comprehensive income / (expense) within shareholders' equity. All income and expense accounts are translated at average rates and adjustments from the translation are recorded in accumulated other comprehensive income/ (expense) within shareholders' equity. Foreign currency transaction gains and losses resulting from intercompany receivables denominated in the local currencies are included in other income/(expense) in the consolidated statement of income, and were $91, $558 and $99 for the fiscal years ended August 31, 2005, 2004 and 2003, respectively.

Employee Benefit Plans:

The Company sponsors pension, post-retirement, medical and life insurance plans covering substantially all of its employees who meet the applicable eligibility requirements. The Company uses several actuarial and other statistical factors which attempt to anticipate future events in calculating its expense and liability related to these plans. These factors include assumptions about discount rate, expected return on plan assets and rate of future compensation increases, as determined by the Company within specified guidelines. In addition, the Company's actuarial consultants also utilize subjective assumptions, such as withdrawal and mortality rates, to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences, depending on their magnitude, could have a significant impact on the amount of pension expense recorded by the Company in any particular period.

Earnings/(Loss) Per Share:

Basic earnings/(loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings/(loss) per share is computed by dividing net income/(loss) available to common shareholders by the weighted-average number of shares that would have been outstanding if the potentially dilutive common shares had been issued. The diluted earnings/(loss) per share does not assume the exercise of options that would have an antidilutive effect on earnings/(loss) per share.

Computer Software Costs:

The Company records certain costs of computer software in accordance with "Statement of Position (SOP) 98-1", "Accounting for the Costs of Computer Software Development or Obtained for Internal Use" issued by the Accounting Standards Executive Committee of the Institute of Certified Public Accountants (AcSec). This statement requires that certain internal-use computer software costs are to be capitalized and amortized over the useful life of the asset. Total cost capitalized under the provisions of SOP 98-1, net of amortization, was $11,762 and $11,642 as of August 31, 2005 and 2004, respectively.

(In thousands, except per share amounts)

The Company also records certain costs of software in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." In accordance with the provisions of this statement, the Company's costs incurred in the research and development of new software components and enhancements to existing software components of certain of its products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional software development costs are capitalized and amortized over the useful life of the asset. Total cost capitalized under the provisions of SFAS No. 86, net of amortization, was $2,786 and $2,605 as of August 31, 2005 and 2004, respectively.

Research and Development:

Research and development costs are expensed as incurred. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities which conduct certain research activities on behalf of the Company. The costs of materials (whether from the Company's normal inventory or acquired specially for research and development activities) and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are recorded as research and development costs. In the second quarter of fiscal 2005, the Company wrote off $341 to research and development expenses related to the impairment of certain equipment as a result of the Company's decision to discontinue the development, sales and marketing programs related to its Arrow LionHeart LVAS. In the fourth quarter of fiscal 2003, the Company wrote off $3,569 related to development costs for the second generation of external batteries used in the LionHeart™. The Company also had $479 of capitalized costs related to its CorAide™ ventricular assist device as of August 31, 2005.

Product Liability:

Costs for attorney's fees and indemnification associated with injuries resulting from the use of the Company's products are provided for in estimating reserves. The Company provides reserves for product liability by utilizing loss estimates prepared by the primary product liability insurance carrier with adjustments, as appropriate, based upon management's perspective on the ultimate projected claim, giving consideration to the perspective of outside counsel and other relevant factors. The Company records a reserve regarding a particular claim when a loss is known or considered probable and the amount can be reasonably estimated. If a loss is not probable or a probable loss cannot be reasonably estimated, a reserve is not recorded. The Company's primary global product liability insurance policy is on a claims made basis. For fiscal 2005, the Company's deductibles for its primary global product liability insurance policy decreased to $2,000 per occurrence from $2,500 in fiscal 2004 for domestic product liability claims, with the Company's annual exposure for such deductibles in any one policy year decreasing to $4,000 in fiscal 2005 from $5,000 in fiscal year 2004. Effective for fiscal 2006, the Company's deductibles for its primary global product liability insurance policy remain at $2,000 per occurrence with the Company's annual aggregate exposure for such deductibles being limited to $4,000 for any one policy year. The policy year runs from September 1 to August 31 and has a $10,000 aggregate limit. The Company also has additional layers of coverage insuring up to $35,000 in annual aggregate losses arising from claims that exceed the primary product liability insurance policy limits. Because deductibles were due to increase when the Company renewed its product liability insurance policy in September 2002, the Company elected to exercise a provision in its then current policy that maintains deductibles and limits for unreported claims occurring prior to September 1, 2002 at existing levels for five years.

Stock Option Plans:

As permitted under SFAS No. 123, the Company continues to apply the existing accounting rules under Accounting Principles Board (APB) No. 25, as amended by SFAS No. 148, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair value method in measuring compensation costs for stock options granted subsequent to December 15, 1995 had been applied.

On October 27, 2004, the Company's Board of Directors approved a voluntary early retirement program for all of the Company's salaried and non-exempt employees in its three locations in the Reading, Pennsylvania area who attained age 57 or older and had at least five years of service with the Company as of January 31, 2005. The program provided that each such eligible employee's stock options issued under the Company's stock incentive plans, which were unvested as of the effective date of his or her retirement, accelerated so as to vest and become fully exercisable as of such date. As a result of the acceleration, options to acquire 122,495 shares of the Company's common stock, which otherwise would have vested over the next two years, became immediately exercisable. The Company's pro forma disclosure includes the effect of this accelerated vesting as calculated under SFAS No. 123 of $1,126.

Had compensation expense for stock options granted in fiscal 2005, 2004 and 2003 been recorded based on the fair market value at the grant date, the Company's net income and basic and diluted earnings per share, net of related income tax effects, for the periods ended August 31, 2005, 2004 and 2003 would have been reduced to the pro forma amounts indicated in the table below:

(In thousands, except per share amounts)

	2005	2004	2003
Net income applicable to common shareholders			
As reported	$ 39,513	$ 55,942	$ 45,670
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	771	36	-
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,672)	(1,859)	(1,329)
Pro forma	$ 38,612	$ 54,119	$ 44,341
Basic earnings per common share			
As reported	$ 0.89	$ 1.28	$ 1.05
Pro forma	$ 0.87	$ 1.24	$ 1.02
Diluted earnings per common share			
As reported	$ 0.88	$ 1.26	$ 1.04
Pro forma	$ 0.86	$ 1.22	$ 1.01

The pro forma effects are not representative of the effects on reported net income for future years, as most of the stock option awards granted by the Company vest in cumulative increments over a period of either four or five years. The information provided in the table above includes the impact of both vested and non-vested options.

2. Special Charges:

The Company incurred a special charge in its fourth quarter of fiscal year 2003 totaling $8,000. This special charge was recorded to establish a reserve for a proposed settlement in two related patent infringement lawsuits, which, as previously disclosed, related to certain of the Company's hemodialysis catheter products. In October 2003, the Company reached a settlement in principle for $8,000 in two related lawsuits in which the plaintiffs had alleged that certain of the Company's hemodialysis catheter products infringed patents owned by or licensed to the plaintiffs. In December 2003, the terms of this settlement were finalized and the Company paid the $8,000 settlement in January 2004. The Company had been obligated to pay royalties to the plaintiffs based on the sales levels for these products. Upon the final settlement of these actions, the Company no longer owes royalties to the plaintiff for any sales occurring after August 28, 2004.

3. LionHeart™ Charges:

As announced on April 7, 2005, the Company's Board of Directors decided to discontinue the development, sales and marketing programs related to its Arrow LionHeart LVAS.

As reported on March 21, 2005, there were no sales of the Company's LionHeart devices during either of the first two quarters of fiscal 2005. As a result, the Company recorded a provision in its second quarter of fiscal 2005 of $2,079 for LionHeart inventory in excess of anticipated requirements. In addition, the Company wrote off in the second fiscal quarter its remaining investment in the LionHeart program, which included $2,824 in equipment and components. The write off of equipment was recorded in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company reached its conclusion that its LionHeart equipment was impaired based on the completion of a study during the second fiscal quarter, which included the use of future cash flow analyses to estimate the fair value of these assets. This conclusion was confirmed by the Board of Directors' decision on April 6, 2005. The total write off in the second quarter of fiscal 2005 related to the LionHeart was $4,903, of which $4,562 was recorded to cost of sales and $341 to research and development expenses.

(In thousands, except per share amounts)

The Company incurred charges in the third quarter of fiscal 2004 totaling $3,698 resulting from its decision on April 15, 2004 to delay commencement of the Arrow LionHeart™ Phase II U.S. clinical trials. The charges consist primarily of an inventory write-off of $3,140 recorded to cost of goods sold for certain LionHeart™ components that became obsolete with the Company's decision not to proceed with the clinical trials using the first generation LionHeart™ power system and controller. The other charge was for a LionHeart™ manufacturing equipment write-off of $558 recorded to selling, general and administrative expenses.

4. Restructuring Charges:

In August 2004, the Company initiated the consolidation of its operations at its Winston-Salem, North Carolina and San Antonio, Texas facilities into other existing manufacturing facilities. These steps are part of the Company's overall manufacturing realignment and capacity increases announced in June 2004. The work on the consolidation is expected to continue into the first half of fiscal 2006. Severance payments relate to approximately 53 employees primarily in manufacturing at both facilities and the remaining accrual balance is expected to be paid later in fiscal 2006. All other restructuring costs are expected to be paid over the remainder of fiscal 2006. Restructuring charges related to this manufacturing realignment are summarized in the table below:

	Estimate of Total Expected Restructuring Charges	For the Twelve Months Ended August 31, 2004	For the Twelve Months Ended August 31, 2005	Total to Date	Costs expensed but not yet paid as of August 31, 2005
Severance and related expenses	$ 763	$ 208	$ 555	$ 763	$ 87
Property, plant and equipment carrying cost and costs of disposal	32	-	48	48	-
Other, including equipment and inventory moving costs, employee relocation costs, and external consulting fees	118	-	118	118	-
Total restructuring charges	$ 913	$ 208	$ 721	$ 929	$ 87

The Company has segregated its San Antonio, Texas facility and certain related equipment as held for sale on the Company's consolidated balance sheet as of August 31, 2005.

As part of its plans to rationalize its production operations and related logistics in Europe, in November 2004, the Company determined to move its European Distribution Center, previously situated in Weesp, Netherlands, to a more centralized European location in the Limberg region of Belgium in order to have better access to existing carrier transportation networks and allow for more cost-competitive expansion of its European operations in the future. The Company continued to implement this relocation in the fourth quarter of fiscal 2005 and expects to complete the relocation and related logistics by the end of fiscal 2006, at an estimated total cost of $1,625. Restructuring charges related to this distribution center relocation and related logistics are summarized below:

	Estimate of Total Expected Restructuring Charges	For the Twelve Months Ended August 31, 2004	For the Twelve Months Ended August 31, 2005	Total to Date	Costs expensed but not yet paid as of August 31, 2005
Severance and related expenses	$ 880	-	$ 618	$ 618	$ 337
Lease termination costs	254	-	227	227	140

(In thousands, except per share amounts)

Property, plant and equipment carrying cost and costs of disposal	112	-	38	38	-
Other, including equipment and inventory moving costs, employee relocation costs, and external consulting fees	379	-	282	282	-
Total restructuring charges	$ 1,625	-	$ 1,165	$1,165	$ 477

5. Business Acquisitions:

On September 3, 2002, the Company purchased the net assets of its former New York City distributor, Stepic Medical, from Horizon Medical Products for $12,636, which included the relief from $5,539 of accounts receivable that had been due from this distributor. As of August 31, 2005, pursuant to the asset purchase agreement, the Company had paid in cash the entire $12,636 purchase price for this acquisition. Stepic Medical had been the Company's distributor in the greater New York City area, eastern New York State, and parts of Connecticut and New Jersey since 1977.

The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $102. Intangible assets acquired of $3,452 are being amortized over a period of five years. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

Accounts receivable	$ 10,090
Inventories	6,830
Other current assets	25
Property, plant and equipment	116
Goodwill and intangible assets	3,554
Current liabilities	(7,979)
Total purchase price	$ 12,636

On November 25, 2002, the Company purchased specified assets and assumed specified liabilities of Diatek, Inc., a company that had developed, manufactured and marketed chronic hemodialysis catheters, for approximately $10,935. As of August 31, 2005, pursuant to the asset purchase agreement, the Company had paid $8,935 in cash and recorded a liability classified as debt of $2,000. As of August 31, 2005, this liability had been reduced by $946 for legal costs paid by the Company, which are obligated to be reimbursed by the former owners of Diatek under the terms of the asset purchase agreement relating to this transaction. Pursuant to this agreement ,the Company is also required to make royalty payments to Diatek's former owners based on the achievement of specified annual sales, levels of certain hemodialysis product lines. The Company is accruing for any such royalty expenses as they are incurred. The Company intends to exercise its right to set off under the asset purchase agreement with respect to this obligation, enabling it to defer any such royalty payments until the complete resolution of the Company's patent infringement as described in Note 18. As a result, the Company has not made any such royalty payments to date. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $12,235, consisting primarily of intellectual property rights, are being amortized over a period of 20 years based on the legal life of the underlying acquired technology. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

Accounts receivable	$ 176
Inventories	423
Property, plant and equipment	179
Intangible assets	12,235
Current liabilities	(2,078)
Total purchase price	$ 10,935

On March 18, 2003, the Company purchased substantially all of the assets of Klein-Baker Medical, Inc., a company doing business as Neo♥Care® in San Antonio, Texas, for approximately $16,550. Neo♥Care® develops, manufactures and markets specialty catheters and related procedure kits to neonatal intensive care units. As of August 31, 2005, pursuant to the asset purchase agreement, the Company had paid $16,438 in cash, reduced by $112 for insurance premiums paid by the Company, which are obligated to be reimbursed by the former owners of Klein Baker Medical under the terms of the asset purchase agreement relating to this transaction.

The excess of the purchase price over the estimated fair value of the net assets acquired of $3,803 was recorded as goodwill and is evaluated for impairment on a periodic basis in accordance with SFAS No. 142. Intangible assets acquired of $8,539 are being amortized over a period of 25 years based on the anticipated period in which cash flows are expected. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

Accounts receivable	$ 640
Inventories	2,009
Property, plant and equipment	1,666
Goodwill and intangible assets	12,342
Current liabilities	(107)
Total purchase price	$ 16,550

On July 1, 2003, the Company purchased certain assets of its former Florida-based distributor, IMA, Inc., for $2,150, which included the relief from $621 of accounts receivable that had been due from this distributor. As of August 31, 2004, pursuant to the asset purchase agreement, the Company had paid in cash the entire $2,150 for this acquisition. As a result of this transaction, the Company is conducting direct sales activity in the territory formerly covered by IMA, Inc. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $1,717 are being amortized over a period of five years. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

Accounts receivable	$ 310
Inventories	744
Intangible assets	1,717
Current liabilities	(621)
Total purchase price	$ 2,150

On September 3, 2004, the Company purchased certain assets of one of its distributors in Italy, AB Medica S.p.A. ("ABM"), for a total purchase price of approximately $8,871, with additional amounts payable contingent upon the sales levels of products under sales contracts purchased by the Company. ABM had been one of the Company's distributors in Italy since 1982. The asset purchase agreement included the purchase of customer lists, distributorship rights, as well as the inventory and specified tender contracts associated with the sale by ABM of the Company's products. The Company began selling directly in Italy through its subsidiary, Arrow Italy S.p.A., in the first quarter of fiscal 2005. As of August 31, 2005, pursuant to the asset purchase agreement, the Company had paid $8,550 in cash and recorded a current liability of $321 for additional payment installments. The purchase price for this acquisition did not exceed the estimated fair value of the net assets acquired and, therefore, no goodwill has been recorded by the Company in connection therewith. Intangible assets acquired of $5,650, consisting of customer lists and distributorship rights, are being amortized over five years based on the anticipated period over which the Company expects to benefit from the transaction. Included in the first quarter of fiscal 2005 was a $1,467 charge, or $990 against net income for the step-up of inventory purchased from ABM. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition. The purchase price for this acquisition was allocated as follows:

(in millions)	
Inventories	$ 3,221
Intangible assets	5,650
Total purchase price	$ 8,871

As part of the Company's 1998 purchase of assets of the cardiac assist division of C.R. Bard, Inc., the Company also agreed to acquire specified assets and assume specified liabilities of the Belmont Instruments Corporation for $7,295 based on the achievement of certain milestones. The Company paid $2,250 in fiscal 2000, $3,545 in fiscal 2001 and $1,000 in fiscal 2002 for achievement of milestones during these periods. During fiscal 2003, the Company paid $500 to Belmont for achievement of the final two milestones. representing the seventh and eighth quarterly installments of $250 payable by the Company (which payments commenced in April 2001). With these two payments, the Company has completed its payment obligations to Belmont pursuant to the asset purchase agreement and, as of August 31, 2004, no longer owed any amounts to Belmont.

Pro forma amounts are not presented as the acquisitions described above did not have any material effect on the Company's results of operations or financial condition for any of the years presented.

(In thousands, except per share amounts)

6. Stock Option Plans:

The Company has adopted three stock plans, the 1992 Stock Incentive Plan (the "1992 Plan"), which was adopted on April 1, 1992, the Directors' Stock Incentive Plan, as amended (the "Directors' Plan"), which was approved by the Company's shareholders on January 17, 1996 with amendments thereto approved by the shareholders on January 19, 2000, and the 1999 Stock Incentive Plan, (the "1999 Plan"), which was approved by the shareholders on June 19, 2000 with non-material amendments thereto approved by the Company's Board of Directors on October 27, 2004. The 1992 and 1999 Plans authorize the granting of stock options, stock appreciation rights and restricted stock. The Directors' Plan authorizes the granting of a maximum of 300,000 non-qualified stock options. Under the Directors' Plan, members of the Board of Directors of the Company and its subsidiaries are eligible to participate if they are not also employees or consultants of the Company or its subsidiaries, and do not serve on the Board of Directors as representatives of the interest of shareholders who have made an investment in the Company. The Directors' Plan authorizes an initial grant of an option to purchase 10,000 shares of common stock upon each eligible director's initial election to the Board of Directors and the grant of an additional option to purchase 3,000 shares of common stock on the date each year when directors are elected to the Board of Directors.

The Company follows the provision of APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations, which require compensation expense for options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its options granted during the 2005 and 2003 fiscal years. During fiscal 2004, the Company recognized compensation expense of $54 related to a grant that had an exercise price that was below the market price of the underlying stock on the date of the grant.

In fiscal 2005, 2004 and 2003, the Company granted 185,000, 1,250,000 and 16,000 options, respectively, to key employees to purchase shares of the Company's common stock pursuant to the 1999 Plan. The exercise price per share ranged from $29.08 to $33.59 for the options granted in fiscal 2005, from $25.00 to $25.80 for the options granted in fiscal 2004 and from $17.78 to $20.53 for the options granted in fiscal 2003. These amounts represent the fair market value of the common stock of the Company on the respective dates that the options were granted, with the exception of a fiscal 2004 grant discussed above. The options expire ten years from the grant date. The options vest ratably over either four or five years, at one year intervals from the grant date and, once vested, are exercisable at any time.

On January 19, 2005, January 21, 2004 and January 15, 2003, the Company granted 27,000, 27,000 and 24,000 options, respectively, to its directors to purchase shares of the Company's common stock pursuant to the Directors Plan. The exercise price per share for the 2005, 2004 and 2003 awards was $30.60, $26.42 and $20.53, respectively, which was equal to the fair market value of the common stock of the Company on the respective dates that the options were granted. The options expire ten years from the grant date. The options fully vest one year from the grant date and, once vested, are exercisable at any time.

The numbers of shares underlying option awards under the Company's stock plans and the exercise prices applicable to such awards have in each case been adjusted to reflect the two-for-one split of the Company's common stock effected on August 15, 2003.

Stock option activity for the years ended August 31, 2005, 2004 and 2003 is summarized in the table below:

	Shares FY 2005	Weighted Average Exercise Price	Shares FY 2004	Weighted Average Exercise Price	Shares FY 2003	Weighted Average Exercise Price
Outstanding at September 1	3,084,152	$20.49	2,318,260	$16.82	2,414,510	$16.75
Granted	212,000	$30.71	1,277,000	$25.28	40,000	$20.11
Exercised	(814,782)	$17.31	(439,348)	$15.20	(73,930)	$16.48
Terminated	(100,003)	$22.04	(71,760)	$19.19	(62,320)	$16.63
Outstanding at August 31	2,381,367	$22.43	3,084,152	$20.49	2,318,260	$16.82
Exercisable at August 31	1,122,266	$19.64	1,263,920	$16.45	1,293,686	$15.84

(In thousands, except per share amounts)

Stock options outstanding at August 31, 2005 are summarized in the table below:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$12.56 - $17.50	290,260	3.45	$14.99	290,260	$14.99
$17.51 - $21.47	803,669	5.67	19.03	543,321	19.07
$21.48 - $26.42	1,075,438	8.06	25.33	288,685	25.41
$26.43 - $33.59	212,000	9.36	30.71	-	-
	2,381,367			1,122,266	

The Company previously adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted under SFAS 123, the Company continues to apply the existing accounting rules under APB No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair value method in measuring compensation cost for stock options granted subsequent to December 15, 1995 had been applied.

The per share weighted average value of stock options granted in fiscal 2005, 2004 and 2003 was $5.99, $5.39 and $8.30, respectively. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following average assumption:

	2005	2004	2003
Risk-free interest rate	3.19%	2.90%	2.68%
Dividend yield	1.74%	1.42%	1.72%
Volatility factor	20.26%	21.38%	44.55%
Expected lives	5 years	4 years	5 years

7. Related Party Transactions:

During fiscal 2005 and 2004, the Company made purchases amounting to $123 and $117, respectively, of products from Precision Medical Products, Inc. ("PMP"), a former subsidiary of Arrow Precision Products, Inc. ("Precision"), currently owned by certain former management employees of Precision, including T. Jerome Holleran, who serves as PMP's Chairman and as a Director of the Company. Precision was related to the Company through common ownership until it was dissolved on May 1, 2002.

8. Rent Expense:

The Company leases certain warehouses and production facilities, office equipment and vehicles under leases with varying terms.

Rent expense under operating leases totaled $6,387, $5,929 and $5,344 for fiscal years ended August 31, 2005, 2004 and 2003, respectively. Following is a schedule by year showing future minimum rentals under operating leases.

Year Ending August 31,	Total
2006	$ 3,697
2007	2,599
2008	1,842
2009	1,449
2010	1,046

(In thousands, except per share amounts)

Thereafter	832
	$11,465

9. Inventories:

Inventories are summarized as follows:

	August 31,	
	2005	2004
Finished goods	$ 32,954	$ 29,036
Semi-finished goods	26,875	26,126
Work-in-process	11,699	9,493
Raw materials	23,828	31,429
	$ 95,356	$ 96,084

10. Credit Facilities:

To provide additional liquidity and flexibility in funding its operations, the Company from time to time also borrows amounts under credit facilities and other external sources of financing. At both August 31, 2005 and 2004, the Company had a revolving credit facility providing a total of $65,000 in available revolving credit for general business purposes, of which $21,831 and $17,780 was outstanding, respectively, all of which is owed by its foreign subsidiaries. Under this credit facility, the Company is required to comply with the following financial covenants: maintain a ratio of total liabilities to tangible net worth (total assets less total liabilities and intangible assets) of no more than 1.5 to 1; a limitation on certain mergers, consolidations and sales of assets by the Company or its subsidiaries; a limitation on the Company's and its subsidiaries' incurrence of liens; and a requirement that the lender approve the incurrence of additional indebtedness unrelated to the revolving credit facility when the aggregate principal amount of such new additional indebtedness exceeds $75,000. At August 31, 2005 and 2004, the Company was in compliance with all such covenants. Failure to remain in compliance with these covenants could trigger an acceleration of the Company's obligation to repay all outstanding borrowings under this credit facility.

Certain other subsidiaries of the Company had revolving credit facilities totaling the U.S. dollar equivalent of $31,978 and $32,275, of which $5,060 and $8,240 was outstanding, as of August 31, 2005 and 2004, respectively.

Interest rate terms for both U.S. and foreign bank credit facilities are based on either bids provided by the lender or the prime rate, London Interbank Offered Rates (LIBOR) or Certificate of Deposit Rates, plus applicable margins. Certain of these borrowings, primarily those with U.S. banks, are due on demand. Interest is payable monthly during the revolving credit period. At August 31, 2005 and 2004, the weighted average interest rates on short-term borrowings were 2.1% and 2.3% per annum, respectively. Combined borrowings under these facilities increased $871 during fiscal year 2005.

11. Accrued Compensation:

The components of accrued compensation at August 31, 2005 and 2004 are as follows:

	2005	2004
Accrued vacation pay	$ 5,422	$ 5,522
Accrued payroll	5,967	8,025
Other	1,519	624
	$ 12,908	$ 14,171

12. Accrued Liabilities:

The components of accrued liabilities of August 31, 2005 and 2004 are as follows:

(In thousands, except per share amounts)

	2005	2004
Accrued professional fees	$ 7,600	$ 2,858
Other*	16,971	9,655
	$ 24,571	$ 12,513

* No individual items greater than 5% of total current liabilities.

13. Long-Term Debt:

Long-term debt consists of the following:	August 31,	
	2005	2004
Note payable to Klein-Baker Medical, Inc. in March 2005, plus interest at a variable rate based upon LIBOR plus 2.00%, offset by insurance premiums owed to the Company by the former owners of Klein-Baker Medical, Inc.	$ -	$ 1,925
Note payable to Diatek, Inc. originally due in November 2004, plus interest at a variable rate based upon LIBOR plus 2.00%, offset by certain charges owed to the Company by the former owners of Diatek, Inc. , as further discussed in Note 5 in Notes to Consolidated Financial Statements.	1,054	1,111
Total debt	1,054	3,036
Less current maturities	1,054	3,036
	$ -	$ -

The Company has a U.S. dollar equivalent of irrevocable standby letters of credit totaling $1,472 related to subsidiary indebtedness and workers compensation insurance coverage and foreign performance bonds. The annual commitment fees associated with the letters of credit were 0.60% per annum at August 31, 2005.

Total interest costs for fiscal 2005, 2004 and 2003 were $648, $1,117 and $618, respectively.

14. Income Taxes:

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance.

The provision (benefit) for income taxes consists of:

	2005			
	Federal	State	Foreign	Total
Current	$ 11,370	$ 1,440	$ 3,328	$ 16,138
Deferred	(980)	(95)	248	(827)
	$ 10,390	$ 1,345	$ 3,576	$ 15,311

	2004			
	Federal	State	Foreign	Total
Current	$ 18,829	$ 1,818	$ 3,762	$ 24,409
Deferred	2,288	218	20	2,526
	$ 21,117	$ 2,036	$ 3,782	$ 26,935

2003

(In thousands, except per share amounts)

	Federal	State	Foreign	Total
Current	$ 14,928	$ 665	$ 2,829	$ 18,422
Deferred	2,799	267	(240)	2,826
	$ 17,727	$ 932	$ 2,589	$ 21,248

In fiscal 2005, the income tax provision was favorably impacted by the impact of foreign tax rate differentials primarily related to a tax holiday in the Czech Republic through August 2006, as further described below, and research and development tax credits and the Extraterritorial Income Regime tax deduction. In addition, the Company established an accrual for state income taxes primarily related to its intangible holding company.

Research and development tax credits were $1,000, $1,323, and $801 in fiscal 2005, 2004 and 2003, respectively.

The following deferred taxes and balance sheet classifications are recorded as of August 31, 2005 and 2004:

Deferred tax assets (liabilities):	2005	2004
Accounts receivable	$ 1,005	$ 656
Inventories	13,261	6,198
Capital loss carryforward	3,392	3,392
Property, plant and equipment	(12,527)	(8,231)
Intangible assets	3,483	4,760
Accrued liabilities	(9,142)	(11,877)
Accrued compensation	1,438	1,402
Postretirement benefits other than pensions	5,855	5,186
	$ 6,765	$ 1,486
Balance Sheet classification:		
Current deferred tax assets	$ 16,338	$ 8,562
Non-current deferred tax assets/(liabilities)	(9,573)	(7,076)
	$ 6,765	$ 1,486

The Company has capital loss carryforwards related to marketable securities sales of $8,845 at August 31, 2005 of which $8,480 and $365 expires on August 31, 2006 and August 31, 2007, respectively. Management considers projected future taxable income and tax planning strategies in assessing the need for valuation allowances that reduce deferred tax assets. Based upon historical taxable income and tax planning strategies that may be implemented in the future, management believes it is more likely than not that the Company will realize the benefits of these capital loss carryforwards prior to the statutory expiration of the carry forwards.

In addition, in March 2004, the Company made a payment to the Japanese Government of approximately $10,000 to settle a tax assessment related to a Japanese audit of the Company's transfer pricing. The Company is utilizing competent authority proceedings with the Internal Revenue Service in the U.S. to recover a majority of this Japanese tax assessment, although there can be no assurance that it will be successful in these efforts.

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate expressed as a percentage of income from operations before income taxes:

	2005	2004	2003
Statutory federal income tax rate	35.0 %	35.0 %	35.0 %
State income taxes, net of federal benefit	2.2	1.6	1.0
Foreign statutory tax rates differential	(3.2)	(0.4)	0.8
Foreign sales corporation – ETI (Extra Territorial Income Exclusion) deduction	(4.9)	(3.8)	(4.2)
Research and development tax credit	(1.8)	(0.9)	(1.6)
Other	0.6	1.0	0.8
Effective tax rate	27.9 %	32.5 %	31.8 %

(In thousands, except per share amounts)

The effective tax rate for fiscal 2005 reflects the benefits of a tax holiday in respect of the Company's Czech Republic operations. This tax holiday is effective through August 2006 and is limited by the amount of capital permanently invested in the Czech Republic by way of property, plant and equipment purchased. This tax holiday resulted in a $2,800 reduction in the Company's income tax provision for fiscal 2005.

15. Retirement Benefits:

Pension Plans:

The Company has three noncontributory pension plans that cover substantially all employees. Benefits under the plans are based upon an employee's compensation and years of service and, where applicable, the provisions of negotiated labor contracts. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. The projected unit credit method is utilized for determination of actuarial amounts.

Plan assets consist principally of U.S. government securities, short-term investments, other equity securities and cash equivalents.

On September 1, 2000, the Company established a Defined Benefit Supplemental Executive Retirement Plan to provide pension benefits to selected executives and retired executives/directors of the Company. The plan is unfunded and the benefits provided under the plan are intended to be in addition to other employee retirement benefits offered by the Company, including but not limited to tax-qualified employee retirement plans. The accumulated benefit obligation for this pension plan, which exceeds plan assets, was $5,425 and $4,981 at August 31, 2005 and 2004, respectively.

Postretirement Benefits Other Than Pensions:

The Company provides limited amounts of postretirement health and life insurance benefit plan coverage for some of its employees. The determination of the cost of postretirement health benefit plans is based on comprehensive hospital, medical, surgical and dental benefit provisions ("Other Benefits"). The determination of the cost of postretirement life insurance benefits is based on stated policy amounts.

Early Retirement Plan:

On October 27, 2004, the Company's Board of Directors approved a voluntary early retirement program for all of the Company's salaried exempt and non-exempt employees in its three locations in the Reading, Pennsylvania area who attained age 57 or older and had at least five years of service with the Company as of January 31, 2005. The program provided that each such eligible employee who made an election to retire from the Company on or between November 10, 2004 and January 31, 2005 would (1) receive payments equal to two weeks pay for each year of his or her service with the Company and a lump sum payment of $20,000, (2) be treated as if such employee retired under the salaried pension plan at his or her normal retirement date without any additional years of service being credited, but without any reduction for early commencement of benefits, and (3) have his or her stock options issued under the Company's stock incentive plans, that were unvested as of the effective date of his or her retirement, accelerated so as to vest and become fully exercisable as of such date.

During fiscal 2005, the Company recorded $1,918 related to pension and $814 related to other post-retirement benefits related to the early retirement program, which are not included in the net periodic benefit costs below. These charges to expense and credit to prepaid pension and accrued postretirement benefit obligations resulted from the Company's waiver in connection with the early retirement program of the normal discount that customarily would have applied to a participant's benefits if the participant had otherwise elected to retire prior to his/her normal retirement date.

The following summarizes the Company's benefit obligations, changes in plan assets and funded status:

	Pension Benefits		Other Benefits	
	August 31,		August 31,	
	2005	2004	2005	2004
Change in benefit obligation:				

(In thousands, except per share amounts)

Benefit obligation at beginning of year	$ 88,270	$ 75,482	$ 15,091	$ 13,013
Service cost	4,264	3,688	369	354
Interest cost	5,831	5,259	947	866
Amendments	69	2,578	1,638	(423)
Actuarial loss	14,375	3,577	6,080	1,417
Translation adjustment	(16)	-	-	-
Curtailments	58	-	-	-
Special termination benefits	1,437	-	814	-
Benefits paid	(4,138)	(2,314)	(883)	(136)
Benefit obligation at end of year	$ 110,150	88,270	$ 24,056	15,091

	Pension Benefits		Other Benefits	
	August 31,		August 31,	
	2005	2004	2005	2004
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 81,183	$ 78,227	$ -	$ -
Actual return on plan assets	8,352	5,018	-	-
Translation adjustment	(6)	-	-	-
Employer contributions	8,832	252	883	136
Refund of surplus	(132)	-	-	-
Benefits paid	(4,138)	(2,314)	(883)	(136)
Fair value of plan assets at end of year	$ 94,091	$ 81,183	$ -	$ -

	Pension Benefits		Other Benefits	
	August 31,		August 31,	
	2005	2004	2005	2004
Funded status	$ (16,059)	$ (6,885)	$ (24,056)	$ (15,091)
Unrecognized net actuarial loss	33,273	21,533	10,910	4,937
Unrecognized prior service cost	11,160	11,687	566	(681)
Unrecognized transition obligation (asset)	164	(34)	484	533
Unrecognized plan acquisition differential	-	1,023	-	(404)
Contributions	22	-	-	-
Prepaid (accrued) benefit cost	$ 28,560	$ 27,324	$ (12,096)	$ (10,706)

(In thousands, except per share amounts)

Amounts recognized in the statement of financial position consist of:	Pension Benefits August 31, 2005	Pension Benefits August 31, 2004	Other Benefits August 31, 2005	Other Benefits August 31, 2004
Prepaid benefit cost	$ 21,006	$ 29,127	$ -	$ -
Accrued benefit liability	(8,843)	(4,981)	(12,096)	(10,706)
Contributions	22	-	-	-
Intangible asset	4,755	3,178	-	-
Accumulated other comprehensive Income	11,620	-	-	-
Net amount recognized	$ 28,560	$ 27,324	$ (12,096)	$ (10,706)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with plan assets in excess of accumulated benefit obligations were $50,776, $46,300 and $53,065 for 2005, respectively, and $81,673, $69,449 and $80,694 for 2004, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $59,374, $49,872 and $41,026 for 2005, respectively, and $6,597, $4,981 and $489 for 2004, respectively.

Plan Assumptions

Weighted average assumptions used in developing the benefit obligation and net periodic benefit cost were as follows:

		Other Benefits		
			August 31,	
Benefit obligation	2005	2004	2005	2004
Discount rate	5.21%	6.25%	5.00%	6.25%
Expected return on plan assets	8.50%	8.50%	N/A	N/A
Rate of compensation increase	3.97%	4.00%	4.00%	4.00%
Health care cost trend rate:				
Initial trend rate	N/A	N/A	9.00%	10.00%
Ultimate trend rate	N/A	N/A	5.00%	5.00%
Years until ultimate trend is reached	N/A	N/A	8	9

Net periodic benefit cost	Pension Benefits August 31, 2005	Pension Benefits August 31, 2004	Pension Benefits August 31, 2003	Other Benefits August 31, 2005	Other Benefits August 31, 2004	Other Benefits August 31, 2003
Discount rate	6.25%	6.50%	7.00%	6.25%	6.50%	7.00%
Expected return on plan assets	8.50%	9.00%	11.00%	N/A	N/A	N/A

(In thousands, except per share amounts)

Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Health care cost trend rate:						
Initial trend rate	N/A	N/A	N/A	10.00%	12.00%	8.00%
Ultimate trend rate	N/A	N/A	N/A	5.00%	5.00%	5.00%
Years until ultimate trend is reached	N/A	N/A	N/A	9	11	6

The asset allocation of the Company's pension plans at August 31, 2005 and August 31, 2004, and the target allocation for fiscal 2006, by asset category, is summarized in the table below:

	Long-Term Range of Target Allocations	Percentage of Plan Assets for the Years ended August 31,	
Asset Category	For the Year ended August 31, 2006	2005	2004
Equity Securities (1)	35% - 65%	75%	63%
Debt Securities	15% - 25%	23%	26%
Alternatives (2)	10% - 35%	0%	0%
Cash	2% - 5%	2%	11%
Total		100%	100%

(1) Equity securities do not include any of the Company's common stock.
(2) Alternatives include Hedge Funds, Private Equity and Real Assets.

The Plan's investment strategy supports the objectives of its plans. These objectives are to maximize returns in order to minimize contributions within reasonable and prudent levels of risk, to achieve and maintain full funding of the accumulated benefit obligation and the actuarial liability, to maintain liquidity sufficient to pay current plan benefits, to seek investment managers that outperform their respective counterparts, and to earn a nominal rate of return, net of expenses. To achieve these objectives, the Company has established a strategic asset allocation policy. The target allocations by asset class are summarized above. Rebalancing occurs when the target ranges are exceeded. Investments are diversified across classes and within each class to minimize the risk of large losses. Periodic reviews are made of the liability measurement, investment objectives, and the investment managers.

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plan's investment portfolio. Assumed projected rates of return for each of the plan's projected asset classes were selected after analyzing historical experience and future expectations of the returns and volatility of the various asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio was developed, adjusted for historical and expected experience of active portfolio management results compared to the benchmark returns and for the effect of expenses paid from plan assets. The Company reviews this long-term assumption on an annual basis.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. This Act introduces a Medicare prescription-drug benefit beginning in 2006 as well as a federal subsidy to sponsors of retiree health care plans that provide a prescription drug benefit at least as generous as the Medicare program for its Medicare-eligible retirees. The Company has concluded that it is not eligible to receive this federal subsidy.

Total benefits expected to be paid to participants, which includes payments funded from the Company's assets, are summarized in the table below:

Expected Benefits Payments	Pension Benefits	Other Benefits
2006	$ 3,995	$ 1,049
2007	4,169	1,134
2008	4,354	1,232
2009	4,554	1,294
2010	4,830	1,341
2011 – 2015	30,420	7,642

Pension Benefits	Other Benefits

ARROW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

Components of net periodic (benefit) cost for the fiscal years ended	August 31, 2005	August 31, 2004	August 31, 2003	August 31, 2005	August 31, 2004	August 31, 2003
Service cost	$ 4,264	$ 3,688	$ 2,743	$ 369	$ 354	$ 319
Interest cost	5,831	5,259	4,335	947	866	795
Expected return on plan assets	(7,121)	(6,958)	(6,492)	-	-	-
Amortization of prior service costs	1,197	1,090	666	(12)	(117)	(84)
Amortization of transition obligation (asset)	(88)	(107)	(107)	49	49	49
Amortization of net actuarial (gain) loss	1,357	824	503	106	175	104
Plan acquisition differential	-	150	150	-	(29)	(29)
Net periodic (benefit) cost	$ 5,440	$ 3,946	$ 1,798	$ 1,459	$ 1,298	$ 1,154

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care costs trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 154	$ (108)
Effect on postretirement benefit obligation	$ 2,433	$ (1,625)

Savings Plan:

The Company has a defined contribution 401(k) savings plan that covers substantially all of its eligible U.S. employees. The purpose of the plan is generally to provide additional financial security to employees during retirement. Participants in the savings plan may elect to contribute, on a before-tax basis, a certain percent of their annual earnings with the Company matching a portion of these contributions. Expense under the plan related to the Company's matching contribution was $1,272, $1,152 and $1,024 for fiscal 2005, 2004 and 2003, respectively.

In fiscal 2001, this plan was amended to, among other things, permit the Company to begin contributing to each eligible participant's 401(k) plan account an additional amount equal to 1% of each participant's monthly compensation in the form of vested shares of Arrow common stock. This stock contribution program resulted in additional expense to the Company of $891, $815 and $716 for fiscal 2005, 2004 and 2003, respectively.

16. Segment Reporting:

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires the reporting of certain financial information for each operating segment. The Company has one operating segment as defined in this standard, based on the fact that its various business components do not possess the defined characteristics meeting the standard's definition of operating segments. For instance, the Company's current management structure is designed to operate the business as a whole, with no divisional responsibilities. In addition, over 90% of the Company's net sales are generated from catheter and catheter-related products. Therefore, the Company continues to operate as a single operating segment. The Company operates in four main geographic regions, therefore, information about products and geographic areas is presented below.

The following table provides information about the Company's sales by product category:

	2005		2004		2003	
	Critical Care	Cardiac Care	Critical Care	Cardiac Care	Critical Care	Cardiac Care
Sales to External customers	$385,400	$68,900	$ 369,800	63,300	$ 323,500	$ 56,900

(In thousands, except per share amounts)

The following tables present information about geographic areas:

2005	United States	Asia and Africa	Europe	Other Foreign	Eliminations	Consolidated
Sales to unaffiliated customers	$277,600	$65,900	$85,600	$25,200	$ -	$454,300
Long-lived assets at August 31*	$104,212	$2,886	$30,898	$14,940	$ (729)	$152,207

2004	United States	Asia and Africa	Europe	Other Foreign	Eliminations	Consolidated
Sales to unaffiliated customers	$ 279,900	$ 60,000	$ 71,400	$ 21,800	$ -	$ 433,100
Long-lived assets at August 31*	$ 103,991	$ 2,801	$ 25,148	$ 5,565	$ (527)	$ 136,978

2003	United States	Asia and Africa	Europe	Other Foreign	Eliminations	Consolidated
Sales to unaffiliated customers	$ 249,900	$ 51,200	$ 60,400	$ 18,900	$ -	$ 380,400
Long-lived assets at August 31*	$ 99,783	$ 2,127	$ 22,159	$ 4,816	$ (452)	$ 128,433

* Long-lived assets includes only tangible assets.

17. Financial Instruments:

During fiscal 2005 and 2004, the percentage of the Company's sales invoiced in currencies other than U.S. dollars was 27.1% and 24.3%, respectively. In addition, a part of the Company's cost of goods sold is denominated in foreign currencies. The Company enters into foreign currency forward contracts, which are derivative financial instruments, with major financial institutions to reduce the effect of these foreign currency risk exposures, primarily on U.S. dollar cash inflows resulting from the collection of intercompany receivables denominated in foreign currencies. Such transactions occur throughout the year and are probable, but not firmly committed. Foreign currency forward contracts are marked to market each accounting period, and the resulting gains or losses on these contracts are recorded in other (income) / expense of the Company's consolidated statements of income. Gains and losses on these contracts are offset by the changes in the U.S. dollar value of the foreign denominated assets, liabilities and transactions being hedged. The Company does not use financial instruments for trading or speculative purposes. The Company expects to continue to utilize foreign currency forward contracts to manage its exposure, although there can be no assurance that the Company's efforts in this regard will be successful.

The Company's exposure to credit risk consists principally of trade receivables. Hospitals and international dealers account for a substantial portion of trade receivables, and collateral is generally not required. The risk associated with this concentration is limited due to the Company's ongoing credit review procedures.

At August 31, 2005, the Company had foreign currency forward contracts to sell foreign currencies which mature at various dates through November 2005. The following table identifies foreign currency forward contracts to sell foreign currencies at August 31, 2005 and 2004 as follows:

	August 31, 2005		August 31, 2004	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value

(In thousands, except per share amounts)

Foreign currency: (U.S. Dollar Equivalents)				
Japanese yen	$ 672	680	$ -	$ -
Canadian dollars	584	590	-	-
Euro	11,322	11,424	14,643	14,603
Mexican peso	905	912	1,379	1,393
African rand	444	470	445	450
	$ 13,927	14,076	$ 16,467	$ 16,446

At August 31, 2005, the Company also had foreign currency forward contracts to buy foreign currencies which mature at various dates through October 2005. The following table identifies foreign currency forward contracts to buy foreign currencies at August 31, 2005 and August 31, 2004 as follows:

	August 31, 2005		August 31, 2004	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value
Foreign currency: (U.S. Dollar Equivalents)				
Czech koruna	$ 2,666	$ 2,727	$ 3,031	$ 2,996
Euro	-	-	7,305	7,306
Mexican peso	-	-	703	702
	$ 2,666	$ 2,727	$ 11,039	$ 11,004

From time to time, the Company purchases foreign currency option contracts to hedge anticipated sales in foreign currencies to foreign subsidiaries. The option premiums paid are recorded as assets and amortized over the life of the option. Other than the risk associated with the financial condition of the counterparties, the Company's maximum exposure related to foreign currency options is limited to the premiums paid. During fiscal 2005, the Company recognized less than $0.1 million of intrinsic value losses against cost of sales and did not recognize any time value losses, nor did it recognize any intrinsic values losses against cost of sales during fiscal 2004. During fiscal 2003, the Company recognized intrinsic value gains of $294. The Company had no foreign currency option contracts outstanding at August 31, 2005 and August 31, 2004.

18. Contingencies:

The Company is a party to certain legal actions, including product liability matters, arising in the ordinary course of its business. From time to time, the Company is also subject to legal actions involving patent and other intellectual property claims.

The Company is currently a defendant in a lawsuit in the United States District Court in the Southern District of New York, in which the plaintiffs, Thierry Pourchez and Bard Access Systems, Inc., allege that the Company's Cannon-Cath™ split-tip hemodialysis catheters, which were acquired as part of the Company's acquisition in November 2002 of specified assets of Diatek, Inc., infringe a patent owned by or licensed to the plaintiffs. In November 2003, this lawsuit was stayed pending the U.S. Patent and Trademark Office's ruling on its re-examination of the patent at issue, which is not expected to occur until later in calendar year 2005 or early 2006, although the Company cannot presently predict the precise timing. Based on information presently available to the Company, the Company believes that its products do not infringe any valid claim of the plaintiff's patent and that, consequently, it has meritorious legal defenses with respect to this action. Although the outcome of this action is not expected to have a material adverse effect on the Company's business or financial condition, whether an adverse outcome in this action would materially adversely affect the Company's reported results of operations in any future period cannot be predicted with certainty.

The Company is currently a plaintiff in a patent infringement lawsuit in the United States District Court in Baltimore, Maryland against Datascope Corp. of Montvale, New Jersey. The Company manufactures and sells the Arrow-Trerotola™ Percutaneous Thrombolytic Device (PTD®), which is used to mechanically declot native arterio-venous fistulae and synthetic hemodialysis grafts. The PTD was invented by Dr. Scott Trerotola while working at Johns Hopkins University. Johns Hopkins University, the owner of two patents covering the PTD, is also a plaintiff, and the Company is the exclusive licensee of the Trerotola patents. The Company has alleged that Datascope infringes these two patents. A trial is anticipated during calendar year 2006.

(In thousands, except per share amounts)

The Company also commenced a patent infringement lawsuit in the United States District Court in Boston, Massachusetts against Spire Corporation of Bedford, Massachusetts. The Company is the owner of United States Patent No. 6,872,198, which covers a method of inserting a double-Y-shaped multi-lumen catheter. The Company has alleged that the use of Spire's Pourchez RetrO™ High Flow Kink-Resistant Catheter infringes this patent. The case is at the beginning of the discovery phase, and trial is anticipated during the 2007 calendar year.

Although the ultimate outcome of any of these actions is not expected to have a material adverse effect on the Company's business or financial condition, whether an adverse outcome in any of these actions would materially adversely affect the Company's reported results of operations in any future period cannot be predicted with certainty.

As previously reported, the Company had been in negotiations for the possible settlement of a claim for indemnification in connection with its prior disposition of a business. In August 2005, the Company and the plaintiff signed a term sheet effectively obligating both parties to a $2,000 settlement. As a result, the Company concluded that the settlement of the indemnification claim was then probable in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies" and established a reserve for the pending settlement amount in the fourth quarter of fiscal 2005. On November 4, 2005, the Company paid the $2,000, which completed the settlement of the indemnification claim.

19. Stock Split:

During the fourth quarter of fiscal 2003, the Company approved a two-for-one split of its common stock effected on August 15, 2003, which was distributed to all stockholders of record on August 1, 2003. The Company retained the rate of its quarterly cash dividends, which resulted in the doubling of its quarterly dividend in the fourth quarter of fiscal 2003. The accompanying financial statements and related footnotes, including all share and per share amounts, have been adjusted to reflect these actions.

20. New Accounting Standards:

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs, an Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4", in November 2004. This statement amends the guidance in ARB No. 43 Chapter 4 "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has evaluated the impact that this statement will have on its financial statements and anticipates that it will not be material to its results of operations.

The FASB issued SFAS No. 123R, "Share-Based Payment", in December 2004. This statement requires that the cost of all forms of equity-based compensation granted to employees, excluding employee stock ownership plans, be recognized in a company's income statement and that such cost be measured at the fair value of the stock options. This statement replaces the guidance in SFAS No. 123, Accounting for Stock-Based Compensation, and APB No. 25, Accounting for Stock Issued to Employees. This statement will be effective for financial statements relating to fiscal periods beginning after June 15, 2005. In addition, the SEC issued SAB No. 107 "Share-Based Payment" in March 2005, which provides supplemental SFAS No. 123R application guidance based on the views of the SEC. The Company has evaluated the various transitional methods and the impact that this statement will have on its financial statements and estimates it will result in a charge to net income of $700 in the first quarter of fiscal 2006 and $3,400 for the full fiscal 2006.

The FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of Accounting Principles Board (APB) Opinion No. 20 and FASB Statement No.3" in May 2005. This statement changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires companies that make a voluntary change in accounting principle to apply that change retrospectively to prior periods financial statements, unless this would be impracticable. This statement will be effective for fiscal years beginning after December 15, 2005. The Company will comply with the provisions of this statement for any future accounting changes or error corrections.

21. Product Recall:

As previously reported, on December 3, 2004, the Company announced a voluntary nationwide recall of all of its Neo♥PICC® 1.9 FR Peripherally Inserted Central Catheters (the "NeoPICC Catheters") as a result of having received several reports of adverse events involving the utilization of the NeoPICC Catheters. The NeoPICC Catheter is part of the Company's Neo♥Care product line of catheters and related procedure kits for neonatal intensive care that it acquired from Klein Baker Medical, Inc. in March 2003. The Company cooperated with the U.S. Food and Drug Administration, or the FDA, in conducting the voluntary recall. As of November 14, 2005, the Company had not received any product liability claims in connection with the product recall.

(In thousands, except per share amounts)

The Company sent recall notices to approximately 800 hospitals and 16 dealers. In the first quarter of fiscal 2005, the Company recorded a charge against net sales of $500, representing its issued sales credits as of January 7, 2005 and an estimate for those sales credits yet to be issued relating to returned NeoPICC Catheters. As of August 31, 2005, the Company had issued sales credits totaling the full $500 and does not anticipate the need to issue any additional credits.

To address the inspectional observations of the FDA, the Company in January 2005 temporarily ceased the manufacture, shipment and sale of its entire Neo♥Care product line, including the NeoPICC Catheters. In addition, the Company moved its Neo♥Care manufacturing operations into its existing manufacturing structure and suspended sales until it implements all corrective actions related to the FDA's December 2004 inspections of the Company's facilities in San Antonio, Texas and Reading, Pennsylvania. Shipments of the Neo♥Care product line, other than the NeoPICC Catheters, are presently expected to resume in calendar year 2006. Shipment of the NeoPICC Catheters will resume after receipt of FDA clearance of a new 510(k) premarket notification for these products, which is also presently expected to occur in calendar year 2006.

The Company's fiscal 2004 Neo♥Care product line sales were $7,646. Inventories of NeoPICC Catheters at August 31, 2005 amounted to $304, which the Company has fully reserved for as of August 31, 2005. Inventories of other Neo♥Care products were approximately $1,368 at August 31, 2005.

22. Early Retirement Program:

On October 27, 2004, the Company's Board of Directors approved a voluntary early retirement program for all of the Company's salaried exempt and non-exempt employees in its three locations in the Reading, Pennsylvania area who attained age 57 or older and had at least five years of service with the Company as of January 31, 2005. The program provided that each such eligible employee who made an election to retire from the Company on or between November 10, 2004 and January 31, 2005 would (1) receive payments equal to two weeks pay for each year of his or her service with the Company and a lump sum payment of $20,000, (2) be treated as if such employee retired under the salaried pension plan at his or her normal retirement date without any additional years of service being credited, but without any reduction for early commencement of benefits, and (3) have his or her stock options issued under the Company's stock incentive plans, which were unvested as of the effective date of his or her retirement, accelerated so as to vest and become fully exercisable as of such date.

During fiscal 2005, the Company recorded $6,897 in total costs with respect to this program, of which $1,883 was recorded to cost of sales and $5,014 to selling, general and administrative expenses. Of the $6,897 in total costs, $2,732 was related to pension and other postretirement benefits and $3,023 was a cash charge related to severance and related costs. The remaining $1,142 was incurred as a non-cash charge for accelerated vesting of stock options held by participants in this program. A total of 28 participants elected into the program.

(In thousands, except per share amounts)

23. Summary of Quarterly Results (unaudited):

Quarterly financial results for the year ended August 31, 2005 are as follows:

	Quarter			
	11/30/04	2/28/05	5/31/05	8/31/05
Net sales	$ 112,725	$ 109,209	$ 118,070	$ 114,292
Cost of goods sold	56,305	58,506	57,416	68,230
Gross profit	56,420	50,703	60,654	46,062
Operating expenses				
Research and development	7,919	7,126	6,623	8,024
Selling, general and administrative	28,722	35,545	29,856	34,109
Restructuring Charge	391	930	450	115
Operating income	19,388	7,102	23,725	3,814
Other expenses (income)	(291)	(180)	267	(591)
Income before income taxes	19,679	7,282	23,458	4,405
Provision for income taxes	6,396	1,928	7,624	(637)
Net income	$ 13,283	$ 5,354	$ 15,834	$ 5,042
Basic earnings per common share	$ 0.30	$ 0.12	$ 0.36	$ 0.11
Diluted earnings per common share	$ 0.30	$ 0.12	$ 0.35	$ 0.11
Weighted average shares used in computing basic earnings per common share	43,836	44,214	44,548	44,598
Weighted average shares used in computing diluted earnings per common share	44,526	45,010	45,277	45,210

ARROW INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

Quarterly financial results for the year ended August 31, 2004 are as follows:

	Quarter			
	11/30/03	2/29/04	5/31/04	8/31/04
Net sales	$ 103,101	$ 108,294	$ 108,779	$ 112,960
Cost of goods sold	48,903	50,492	56,249	53,043
Gross profit	54,198	57,802	52,530	59,917
Operating expenses				
Research and development	6,844	6,383	8,201	8,946
Selling, general and administrative	25,738	28,448	27,068	28,938
Restructuring Charge	-	-	-	208
Operating income	21,616	22,971	17,261	21,825
Other expenses (income)	248	70	(2)	480
Income before income taxes	21,368	22,901	17,263	21,345
Provision for income taxes	6,944	7,443	5,611	6,937
Net income	$ 14,424	$ 15,458	$ 11,652	$ 14,408
Basic earnings per common share	$ 0.33	$ 0.36	$ 0.26	$ 0.33
Diluted earnings per common share	$ 0.33	$ 0.35	$ 0.26	$ 0.32
Weighted average shares used in computing basic earnings per common share	43,344	43,504	43,634	43,753
Weighted average shares used in computing diluted earnings per common share	43,983	44,203	44,474	44,544

(In thousands, except per share amounts)

24. Earnings per Share:

The following is a reconciliation of weighted average common shares outstanding assuming dilution used in the calculation of earnings per share for the fiscal years ended August 31, 2005, 2004 and 2003:

	2005	2004	2003
Net income	$39,513	$ 55,942	$ 45,670
Weighted average common shares outstanding	44,300	43,559	43,399
Incremental common shares issuable: stock options and awards	708	743	374
Weighted average common shares outstanding assuming dilution	45,008	44,302	43,773
Basic earnings per common share	$0.89	$1.28	$1.05
Diluted earnings per common share	$0.88	$1.26	$1.04

All historical share and per share amounts have been adjusted to reflect the two-for-one split of the Company's common stock effected on August 15, 2003.

At August 31, 2005, there were 779 stock options outstanding to purchase shares of common stock that were not included in the computation of earnings per share assuming dilution because the options' exercise price was higher than the average market price of the Company's common stock. All stock options outstanding to purchase shares of common stock that were included in the computation of earnings per share assuming dilution were those for which the options' exercise price was less than the average market price of the Company's common stock at August 31, 2004 and August 31, 2003, respectively.

25. Warranty:

The Company's primary warranty obligation relates to sales of its intra-aortic balloon pumps, for which the Company offers a warranty of one year to its U.S. customers and two years to its international customers. As of August 31, 2005 and August 31, 2004, the Company's total estimated product warranty obligation was $660 and $740, respectively. Because this estimate is based primarily on historical experience, actual costs may differ from the amounts estimated. The change in warranty obligation for fiscal 2005 and 2004 is as follows:

	For the Fiscal Years Ended	
	August 31, 2005	August 31, 2004
Balance as of September 1	$ 740	$ 427
Additional warranties issued	1,173	1,824
Expenditures / Expirations	(1,253)	(1,511)
Balance as of August 31	$ 660	$ 740

SCHEDULE II

ARROW INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions: Charges / (Credits) to Cost and Expenses	Additions: Charged to Other Accounts	Deductions(1)	Balance at End of Period
For the year ended August 31, 2003:					
Accounts receivable:					
Allowance for doubtful accounts	$ 956	$ 674	$ -	$ 518	$ 1,112
For the year ended August 31, 2004:					
Accounts receivable:					
Allowance for doubtful accounts	$ 1,112	$ 1,437	$ -	$ 351	$ 2,198
For the year ended August 31, 2005:					
Accounts receivable:					
Allowance for doubtful accounts	$ 2,198	$ 1,010	$ -	$ 1,032	$ 2,176

(1) Deductions represent write-offs of accounts receivable.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including its Chief Executive Officer, or CEO, and its Chief Financial Officer, or CFO, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of August 31, 2005. Based on that evaluation, the Company's management, including its CEO and CFO, have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to the Company's management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management, including its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision and with the participation of the Company's management, including its CEO and CFO, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's management concluded that its internal control over financial reporting was effective as of August 31, 2005.

Management's report on internal control over financial reporting and the attestation report of the Company's independent registered public accounting firm are included in Item 8 of this report under the captions entitled "Management's Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm".

Changes in Internal Control Over Financial Reporting

There have been no significant changes in the Company's internal control over financial reporting that occurred during the three months ended August 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Code of Ethics

The Company has adopted a code of ethics within the meaning of Item 406(b) of SEC Regulation S-K, which applies to all of its officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer and other members of its management performing similar functions. This document is available free of charge on the Company's website at www.arrowintl.com.

Information regarding directors and nominees for directors of the Company, as well as certain other information required by this item, will be included in the Company's Proxy Statement to be issued in connection with its 2006 Annual Meeting of Shareholders to be held on January 18, 2006 (the "Proxy Statement"), and is incorporated herein by reference. The information regarding executive officers required by this item is contained in Part I of this report under the caption "Executive Officers" and is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

Information regarding executive compensation of Arrow's directors and executive officers will be included in the Proxy Statement and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding beneficial ownership of the Company's common stock by certain beneficial owners and by management of the Company will be included in the Proxy Statement and is incorporated herein by reference.

The following table sets forth certain information regarding the Company's equity compensation plans as of August 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,381,367	$22.43	11,265,833
Equity compensation plans not approved by security holders	-	-	-
Total	2,381,367	$22.43	11,265,833

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions with management of the Company will be included in the Proxy Statement and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding fees paid by the Company for accounting services rendered by its registered public accounting firm, PricewaterhouseCoopers LLP, Certified Public Accountants, will be included in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1 The financial statements listed in the Index to Consolidated Financial Statements under Item 8 of this report are filed as part of this report.

2 Financial Statement Schedule II of the Company is filed as part of this report.

Other statements and schedules are not presented because they are either not required or the information required by statements or schedules is presented elsewhere.

3 See Exhibit Index on pages 79 through 83 of this report for a list of the exhibits filed, furnished or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARROW INTERNATIONAL, INC.

By: /s/ Frederick J. Hirt
Frederick J. Hirt
Chief Financial Officer and
Senior Vice President of Finance

Dated: November 14, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Carl G. Anderson, Jr. (Carl G. Anderson, Jr.)	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	November 14, 2005
/s/ Frederick J. Hirt (Frederick J. Hirt)	Chief Financial Officer and Senior Vice President of Finance (Principal Financial and Accounting Officer)	November 14, 2005
/s/ Marlin Miller, Jr. (Marlin Miller, Jr.)	Director	November 14, 2005
/s/ Raymond Neag (Raymond Neag)	Director	November 14, 2005
/s/ John H. Broadbent, Jr. (John H. Broadbent, Jr.)	Director	November 14, 2005
/s/ T. Jerome Holleran (T. Jerome Holleran)	Director	November 14, 2005
/s/ Richard T. Niner (Richard T. Niner)	Director	November 14, 2005
/s/ George W. Ebright (George W. Ebright)	Director	November 14, 2005
/s/ Alan M. Sebulsky (Alan M. Sebulsky)	Director	November 14, 2005
/s/ John E. Gurski (John E. Gurski)	Director	November 14, 2005
/s/ R. James Macaleer (R. James Macaleer)	Director	November 14, 2005
/s/ Anna M. Seal (Anna M. Seal)	Director	November 14, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Method of Filing
3.1	Restated Articles of Incorporation of the Company.	Incorporated by reference from Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1992
3.2	By-laws of the Company, as amended and restated.	Incorporated by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K dated October 27, 2004 (the "October 2004 Form 8-K").
4.1	Form of Common Stock certificate.	Incorporated by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-1 File No. 33-47163 (the "Registration Statement")
10.1	1992 Stock Incentive Plan.	Incorporated by reference from Exhibit 10.1 to the Company's Registration Statement
10.2	Arrow International, Inc. 401(k) Summary Plan Description (as Amended on June 1, 2001).	Incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the third quarter period ended May 31, 2002 (the "May 31, 2001 Form 10-Q")
10.3	Amended and Restated Retirement Plan for Salaried Employees of the Company, effective September 1, 1989, as amended.	Incorporated by reference from Exhibit 10.3.2 to the Company's Annual Report on Form 10-K for the year ended August 31, 1993 (the "1993 Form 10-K")
10.4	Amended and Restated Restricted Stock Bonus Plan.	Incorporated by reference from Exhibit 10.4 to the Company's Registration Statement
10.5	Split Dollar Life Insurance Agreements, dated December 16, 1991, between the Company and James H. Miller, as Trustee under the provisions of a certain Irrevocable Trust Agreement with Marlin Miller, Jr. dated December 13, 1991.	Incorporated by reference from Exhibit 10.5 to the Company's Registration Statement
10.6	Split Dollar Life Insurance Agreements, dated December 16, 1991, between the Company and Raymond Neag Irrevocable Trust, dated October 11, 1991, Sevier J. Neag, Trustee.	Incorporated by reference from Exhibit 10.6 to the Company's Registration Statement
10.7	Split Dollar Life Insurance Agreements, dated December 16, 1991, between the Company and Robert E. Gedney, as Trustee under the provisions of a certain Irrevocable Trust Agreement with John H. Broadbent, Jr. dated December 13, 1991.	Incorporated by reference from Exhibit 10.7 to the Company's Registration Statement
10.8	Split Dollar Life Insurance Agreements, dated December 16, 1991 between the Company and Donald M. Mewhort, as Trustee under Agreement of Trust dated October 8, 1991, created by T. Jerome Holleran, Settlor (the"Holleran Split Dollar Life Insurance Agreements").	Incorporated by reference from Exhibit 10.8 to the Company's Registration Statement

Exhibit Number	Description of Exhibit	Method of Filing
10.8.1	Assignment, dated April 24, 1992, of the rights and obligations under the Holleran Split Dollar Life Insurance Agreements from the Company to Arrow Precision Products, Inc.	Incorporated by reference from Exhibit 10.8.1 to the Company's Registration Statement
10.9	License Agreement, dated March 28, 1991, between Daltex Medical Sciences, Inc. and the Company.	Incorporated by reference from Exhibit 10.11 to the Company's Registration Statement
10.9.1	Modification Agreement, dated October 25, 1995, to License Agreement between Daltex Medical Sciences, Inc. and the Company	Incorporated by reference Exhibit 10.11.1. to the Company's Quarterly Report on Form 10-Q for the third quarter period ended May 31, 1997 (the "May 31, 1997 Form 10-Q")
10.9.2	Second Modification Agreement, dated May 30, 1997, to License Agreement between Daltex Medical Sciences, Inc. and the Company.	Incorporated by reference from Exhibit 10.11.2 to the May 31, 1997 Form 10-Q
10.10	Agreement and Compromise and Release, dated November 30, 1988, between Michael A. Berman, Critikon, Inc. and the Company.	Incorporated by reference from Exhibit 10.12 to the Company's Registration Statement
10.11	License Agreement, dated September 16, 1988, between J. Daniel Raulerson and the Company, as amended pursuant to Addendum to License Agreement, dated November 27, 1989, between J. Daniel Raulerson and the Company.	Incorporated by reference from Exhibit 10.14 to the Company's Registration Statement
10.12	Stock Purchase Agreement, dated October 24, 1990, among Robert E. Fischell, Standard Associates, Cymed Ventures, Inc., Arrow International Investment Corp. and the Company.	Incorporated by reference from Exhibit 10.16 to the Company's Registration Statement
10.13	Settlement Agreement, dated September 30, 1991, among Dr. Randolph M. Howes, Janice Kinchen Howes, Baham & Anderson, the Company and Baxter Health Care Corporation and related License Agreement, dated September 30, 1991, among Dr. Randolph M. Howes, Janice Kinchen Howes, Baham & Anderson, the Company and Baxter Health Care Corporation.	Incorporated by reference from Exhibit 10.20 to the Company's Registration Statement
10.14	Agreement dated August 4, 2003 between the Company and United Steelworkers of America AFL/CIO Local 8467.	Incorporated by reference from Exhibit 10.14 to the 2003 Form 10-K
10.15	Amended and Restated Retirement Plan for Hourly-Rated Employees of the Wyomissing Plant of the Company, effective September 1,1989, as amended.	Incorporated by reference from Exhibit 10.23.2 to the 1993 Form 10-K

Exhibit Number	Description of Exhibit	Method of Filing
10.16	Amended and Restated Retirement Plan for Hourly-Rated Employees of the North Carolina and New Jersey Plants of the Company, effective September 1, 1989, as amended.	Incorporated by reference from Exhibit 10.24.2 to the 1993 Form 10-K
10.17.1	Installment Sale Agreement between Berks County Industrial Development Authority and the Company, dated as of December 1, 1988.	Incorporated by reference from Exhibit 10.25.10 to the Company's Registration Statement
10.17.2	Indenture of Trust between Berks County Industrial Development Authority and Bankers Trust Company, as trustee, dated as of December 1, 1988.	Incorporated by reference from Exhibit 10.25.11 to the Company's Registration Statement
10.17.3	Irrevocable Direct Pay Letter of Credit, dated December 28, 1988, issued for the benefit of Bankers Trust Company, as trustee under the Indenture of Trust, for the account of the Company.	Incorporated by reference from Exhibit 10.25.12 to the Company's Registration Statement
10.17.4	Letter of Credit Reimbursement Agreement between the Company and Hamilton Bank, dated as of December 1, 1988.	Incorporated by reference from Exhibit 10.25.14 to the Company's Registration Statement
10.17.5	Accommodation Mortgage, Security Agreement and Second Assignment of Installment Sale Agreement, dated as of December 15, 1988, by and among Berks County Industrial Development Authority, the Company and Hamilton Bank.	Incorporated by reference from Exhibit 10.25.15 to the Company's Registration Statement
10.18	Agreement, dated September 22, 1993, among Microwave Medical Systems, Inc., the Company and Kenneth L. Carr.	Incorporated by reference from Exhibit 10.32 to the 1993 Form 10-K
10.19	Stock Purchase Agreement, dated as of January 28, 1994 between Kontron Instruments Holding N.V. and the Company.	Incorporated by reference from Exhibit 2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 1994
10.20	Loan Agreement between Arrow Japan KK and the Bank of Tokyo (with English translation).	Incorporated by reference from Exhibit 10.37 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 1995 ("the 1995 Form 8-K")
10.21	Thoratec Laboratories Corporation International Medical Products Distributor Agreement, dated as of January 19, 1995, between Thoratec Laboratories Corporation and the Company.	Incorporated by reference from Exhibit 10.38 to the 1995 Form 8-K
10.22	Purchase Agreement, dated as of April 7, 1995, among the Company, TLP Acquisition Corp., Therex Corporation, Therex Limited Partnership Holding Corporation and each of the other persons signatory thereto.	Incorporated by reference from Exhibit 10.39 to the 1995 Form 8-K

Exhibit Number	Description of Exhibit	Method of Filing
10.23	Amendment, dated July 27, 1995, to License Agreement, dated October 24, 1990, between Medical Innovative Technologies R&D Limited Partnership and the Company.	Incorporated by reference from Exhibit 10.43 to the 1995 Form 10-K
10.24	Amendment, dated July 27, 1995, to Research and Development Agreement, dated October 24, 1990, between Medical Innovative Technologies R&D Limited Partnership and the Company.	Incorporated by reference from Exhibit 10.44 to the 1995 Form 10-K
10.25	Directors Stock Incentive Plan	Incorporated by reference from Exhibit 10.47 to the 1996 Form 10-K
10.26	Purchase Agreement, dated June 1, 1996, between Arrow Tray Products, Inc. (formerly known as Endovations, Inc.) and the Company.	Incorporated by reference from Exhibit 10.48 to the 1996 Form 10-K
10.27	Purchase Agreement, dated August 3, 1998, between Medical Parameters, Inc. and the Company.	Incorporated by reference from Exhibit 10.49 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1999 (the "1999 Form 10-K")
10.28	Asset Purchase Agreement, dated November 5, 1997, between Arrow Interventional, Inc., Boston Scientific Corporation and IABP Corporation.	Incorporated by reference from Exhibit 10.52 to the 1999 Form 10-K
10.29	Mutual Release Agreement, dated July 20, 1998, between Arrow International, Inc. and Daltex Medical Sciences, Inc.	Incorporated by reference from Exhibit 10.53 to the 1999 Form 10-K
10.30	Exclusive License Agreement, dated February 14, 1996 between Arrow International, Inc. and Israel Schur, M.D.	Incorporated by reference from Exhibit 10.54 to the 1999 Form 10-K
10.31	Directors Stock Incentive Plan (as amended on January 19, 2000)	Incorporated by reference from Exhibit 10.55 to the 2000 Form 10-K
10.32	1999 Stock Incentive Plan	Incorporated by reference from Exhibit 10.56 to the 2000 Form 10-K
10.32.1	1999 Stock Incentive Plan (as amended on October 27, 2004)	Filed herewith
10.33	Loan Agreement, dated April 12, 2001, among First Union National Bank, First Union National Bank, London Branch, and Arrow International, Inc., Arrow Medical Products, Ltd., Arrow Deutschland, GmbH, Arrow Iberia, S.A., Arrow Internacional de Mexico S.A. de C.V., Arrow Hellas Commercial A.E., Arrow Holland Medical Products B.V., and Arrow International CR, A.S.	Incorporated by reference from Exhibit 10.57 to the May 31, 2001 Form 10-Q

Exhibit Number	Description of Exhibit	Method of Filing
10.33.1	Second Amendment to Loan Agreement, dated June 30, 2003, among Wachovia Bank, National Association (f/k/a First Union National Bank),Wachovia Bank, National Association, London Branch (f/k/a First Union National Bank, London Branch), and Arrow International, Inc., Arrow Medical Products, Ltd., Arrow Deutschland, GmbH, Arrow Iberia, S.A., Arrow Internacional de Mexico S.A. de C.V., Arrow Hellas Commercial A.E., Arrow Holland Medical Products B.V., Arrow International CR, A.S. and Arrow Italy S.R.L.	Incorporated by reference from Exhibit 10.33.1 to the 2003 Form 10-K
10.33.2	Fourth Amendment to Loan Agreement, dated May 27, 2005, among Wachovia Bank, National Association (f/k/a First Union National Bank),Wachovia Bank, National Association, London Branch (f/k/a First Union National Bank, London Branch), and Arrow International, Inc., Arrow Medical Products, Ltd., Arrow Deutschland, GmbH, Arrow Iberia, S.A., Arrow Internacional de Mexico S.A. de C.V., Arrow Hellas Commercial A.E., Arrow Holland Medical Products B.V., Arrow International CR, A.S. and Arrow Italy S.R.L.	Incorporated by reference from Exhibit 10.33.2 to the May 31, 2005 Form 10-Q
10.34	Arrow International, Inc. Defined Benefit Supplemental Executive Retirement Plan.	Incorporated by reference from Exhibit 10.58 to the May 31, 2001 Form 10-Q
10.34.1	Amendment No. 1 to the Arrow International, Inc. Defined Benefit Supplemental Executive Retirement Plan	Incorporated by reference from Exhibit 10.34.1 to the 2003 Form 10-K
10.35	Certified Copy of Corporate Resolutions of the Company, dated October 27, 2004, authorizing and setting forth the terms of the Company's Early Retirement Program	Incorporated by reference from Exhibit 10.35 to the October 2004 Form 8-K
18	Preferability Letter of PricewaterhouseCoopers LLP.	Incorporated by reference from Exhibit 18 to the 1994 Form 10-K
21	Subsidiaries of the Company.	Filed herewith
23	Consent of PricewaterhouseCoopers LLP.	Filed herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.	Furnished herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer.	Furnished herewith
32.1	Section 1350 Certification of the Chief Executive Officer.	Furnished herewith
32.2	Section 1350 Certification of the Chief Financial Officer.	Furnished herewith

EXHIBIT 21

Subsidiaries of the Company

1. Arrow International Export Corporation, a U.S. Virgin Islands corporation.
2. Arrow International Investment Corp., a Delaware corporation.
3. Arrow Medical Products, Ltd., a Pennsylvania corporation, qualified to do business in Canada.
4. Arrow-Japan K.K. (Arrow-Japan, Ltd., English translation), a company organized under the laws of Japan.
5. Arrow Deutschland Gmbh, a limited liability corporation organized under the laws of Germany.
6. Arrow France S.A., a corporation organized under the laws of France.
7. Arrow Africa (Pty) Ltd., a corporation organized under the laws of South Africa.
8. AMH (Arrow Medical Holdings) B.V., a corporation organized under the laws of the Netherlands.
9. Arrow Nederland B.V., a corporation organized under the laws of the Netherlands.
10. Arrow Iberia, S.A., a corporation organized under the laws of Spain.
11. Arrow Hellas Commercial A.E., a corporation organized under the laws of Greece.
12. Arrow Internacional de Mexico S.A. de C.V., a corporation organized under the laws of Mexico.
13. Distribuidora Arrow, S.A. de C.V., a corporation organized under the laws of Mexico.
14. Arrow Internacional de Chihuahua, S.A. de C.V., a corporation organized under the laws of Mexico.
15. Arrow International CR, A.S., a corporation organized under the laws of the Czech Republic.
16. Arrow Interventional, Inc., a Delaware corporation.
17. Arrow Slovensko s.r.o., a corporation organized under the laws of Slovakia
18. Medical Parameters, Inc., a Massachusetts corporation
19. Sometec, S.A.S., a corporation organized under the laws of France.
20. Sometec, Inc., a Massachusetts corporation.
21. Sometec Holdings, S.A.S., a corporation organized under the laws of France.
22. Arrow Med Tech LLC
23. Arrow Italy S.r.l, a corporation organized under the laws of Italy.
24. The Stepic Medical Distribution Corporation, a Delaware corporation.
25. Arrow International EDC NV, a corporation organized under the laws of Belgium.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 (Nos. 333-52622, 333-15215 and 33-71568) of our report dated November 14, 2005 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears this Annual Report on Form 10-K. We also consent to the reference to us under the heading "Selected Financial Data" in this Form 10-K.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
November 14, 2005

Worldwide Offices

Arrow offices are located in Belgium, Canada, Czech Republic, France, Germany, Greece, India, Italy, Japan, Mexico, Netherlands, Slovakia, South Africa, Spain and the United States.

Corporate Headquarters address:
Arrow International, Inc.
2400 Bernville Road
Reading, PA 19605 U.S.A.

Corporate Profile

Arrow International combines technology and product innovation to extend the use of catheterization for the diagnosis and treatment of critically ill patients. Arrow disposable critical care catheterization products are used principally to access the central vascular system for administration of fluids, drugs and blood products. These products are also used for patient monitoring, diagnosis and pain management. Market studies indicate that Arrow is a leading supplier of central vascular access catheterization products worldwide. The Company's cardiac assist products are used for the diagnosis and treatment of patients with acute and chronic heart disease.

The Company's stock is traded on
The Nasdaq Stock Market® under the symbol **ARRO**.

Arrow International
2400 Bernville Road
Reading, PA 19605

Phone: 610.378.0131
Fax: 610.374.5360
www.arrowintl.com

